H.B. Fuller

CAPTURING MOMENTUM

2011 ANNUAL REPORT TO SHAREHOLDERS

FINANCIAL
HIGHLIGHTS

For the periods ended (in millions U.S. except per share and percentage data)*

	2004	2005	2006	2007	2008	2009	2010	2011
Net revenue	$ 1,230.8	$ 1,329.6	$ 1,386.1	$ 1,400.3	$ 1,391.6	$ 1,234.7	$ 1,356.2	**$ 1,557.6**
Gross profit	$ 335.6	$ 367.4	$ 406.4	$ 418.7	$ 364.5	$ 371.3	$ 397.2	**447.1**
Gross margin[1]	27.3%	27.6%	29.3%	29.9%	26.2%	30.1%	29.3%	**28.7%**
Selling, general and administrative expenses (SG&A)[1]	$ 279.9	$ 289.0	$ 296.9	$ 275.9	$ 254.9	$ 264.1	$ 292.9	**$ 318.0**
Segment operating income[2]	$ 55.7	$ 78.4	$ 109.5	$ 142.8	$ 109.6	$ 107.2	$ 104.3	**$ 129.1**
Segment operating margin	4.5%	5.9%	7.9%	10.2%	7.9%	8.7%	7.7%	**8.3%**
EBITDA[3]	$ 108.1	$ 128.0	$ 156.2	$ 193.2	$ 155.7	$ 153.9	$ 148.1	**$ 170.3**
EBITDA margin	8.8%	9.6%	11.3%	13.8%	11.2%	12.5%	10.9%	**10.9%**
Earnings per diluted share[4]	$ 0.45	$ 0.91	$ 1.21	$ 1.66	$ 1.41[5]	$ 1.47[6]	$ 1.60[7]	**$ 1.90[8]**
Organic growth	3.6%	8.2%	(0.6%)	(5.6%)	(4.0%)	(8.4%)	8.6%	**11.4%**

Selected Balance Sheet Data (in millions U.S. except percentage data)

	2004	2005	2006	2007	2008	2009	2010	2011
Total assets	$ 1,135.4	$ 1,107.6	$ 1,478.5	$ 1,364.6	$ 1,081.3	$ 1,100.4	$ 1,153.5	**$ 1,227.7**
Cash and cash equivalents	$ 66.5	$ 158.1	$ 255.1	$ 246.4	$ 80.4	$ 100.2	$ 133.3	**$ 156.1**
Total debt	$ 173.9	$ 146.5	$ 258.7	$ 172.6	$ 240.1	$ 214.0	$ 250.7	**$ 232.3**
Total H.B. Fuller stockholder equity	$ 555.5	$ 587.1	$ 777.8	$ 799.0	$ 535.6	$ 591.4	$ 631.9	**$ 705.2**
Total debt to total capital ratio	23.8%	20.0%	25.0%	17.8%	31.0%	26.6%	28.4%	**24.8%**

*** Please see the inside back cover for Regulation G Information, Financial Reconciliations and Footnotes.**

Net Revenue
(U.S. dollars in millions)


$1,400.3
$1,391.6
$1,234.7
$1,356.2
$1,557.6
07
08
09
10
11

Gross Profit
(U.S. dollars in millions)


$418.7
$364.5
$371.3
$397.2
$447.1
07
08
09
10
11

EBITDA[3]
(U.S. dollars in millions)
(Percentage equals EBITDA margin)


$193.2
13.8%
$155.7
11.2%
$153.9
12.5%
$148.1
10.9%
$170.3
10.9%
07
08
09
10
11

Earnings Per Diluted Share[4]


$1.66
$1.41
$1.47
$1.60
$1.90
07
08
09
10
11

Return on Invested Capital (ROIC)[9]
(percent)


10.8%
10.4%
9.8%
9.5%
10.5%
07
08
09
10
11

Organic Growth
(percent)


(5.6%)
(4.0%)
(8.4%)
8.6%
11.4%
07
08
09
10
11

LETTER TO SHAREHOLDERS



Jim Owens
President
and Chief Executive
Officer

DEAR SHAREHOLDER:

2011 was a breakout year for H.B. Fuller. We achieved record sales and earnings per share (EPS). We delivered a second consecutive year of above-target organic growth and a third consecutive year of EPS growth. We leveraged the investments we made in 2009 and 2010 to increase segment operating income by 24 percent and decrease Selling, General and Administrative (SG&A) expense as a percentage of net revenue. We achieved these results despite a difficult economic environment, significant raw material cost inflation and volatile end-market demand.

Our company is a different H.B. Fuller than existed a few years ago. Our goal is to return value to our shareholders by achieving consistent, year-over-year profitable growth. We are recruiting and developing top experts in research and development, marketing, sales and technical service who are taking responsibility for H.B. Fuller's customers' results and seeing their problems and opportunities as our own. Due to our focus on improving our customers' products and processes and on building world-class partnerships with customers, suppliers, distributors and equipment manufacturers, we are delivering our commitments. For example, we grew 2011 volumes significantly in emerging markets, including China, the Middle East, India and Southeast Asia.

The key to our success is that we have developed and are executing a clearly defined strategic plan with specific targets for organic growth and EBITDA margin expansion to be achieved by 2015. Our commitment to that plan was clearly demonstrated in December, when we announced our agreement to purchase the global industrial adhesives business from Forbo Group.

Following is a review of our 2011 accomplishments as well as a preview of our plans for continued transformational growth in 2012 and beyond.

2011: CONTINUED TRANSFORMATION

DELIVERING FOR

Delivering for customers better than anyone else serves as the foundation of our journey to be the best adhesives company in the world. We work to be an important part of change for our customers and for the consumers of our customers' products by helping them develop new products or improve their manufacturing processes. We enable innovation and are working to be the company people go to first when they need an adhesive solution. Our innovation partners include customers, allied equipment suppliers, producers of complementary substrates and new technology developers.

In 2011, we made great progress, delivering value-added solutions to our customers – both current and new – around the world. One new product enabled a key customer to produce quieter, biodegradable snack chip bags. Another has reduced case and carton packaging manufacturers' reliance on scarce raw materials. Yet another, acquired technology introduced a new category of adhesives that contains greater than 40 percent renewable raw materials, allows for significant mileage improvements and results in reduced overall energy consumption at our customers' production sites.

Our focus on our strategic market segments and the training and development of our sales teams around the globe have enabled us to understand customers better and partner with them more effectively. While facing extraordinary supply shortages, we were able to offer unparalleled support to our customers by partnering with our suppliers and working as a global team to develop innovative solutions and serve our customers needs.

DRIVING INNOVATION

Innovation at H.B. Fuller is about leveraging our expertise and market knowledge to commercialize value-added adhesives solutions for our customers. Inventing new adhesive products and creating technology platforms is an important element of our innovation imperative, but, more than that, we enable innovation for manufacturers across a number of big market segments.

Faster production needs, sustainability efforts, limited resources and many other global trends will continue to fuel the need for product innovation. H.B. Fuller will continue to collaborate with our customers to provide not only the right formulations to improve their products and processes, but formulations with reliable supply. In 2011, we made strategic investments in research and development and in acquisitions, including:

- H.B. Fuller expanded its Flextra™ family of flexible packaging adhesives with the introduction of our Flextra Quiet™ and Flextra Fast™ products. Flextra Quiet laminating adhesive is our first water-based adhesive technology to address the challenge of high noise levels in sustainable flexible packaging. Flextra Quiet adhesive is a significant innovation that gives environmentally-minded, consumer packaged goods manufacturers a solution to take their biodegradable packaging initiatives forward. Flextra Fast solventless laminating adhesive is a next generation adhesive system designed for high performance processes ranging from snack pouches to difficult boil-in-bag applications. Its unique formulation delivers excellent appearance and adhesion to many substrates such as foil, nylon and high slip sealants.

- We also introduced the Full-Care™ portfolio of nonwoven adhesives, which improve production efficiencies, lower in-use cost impact and enhance supply flexibility. This new adhesive technology is supported by H.B. Fuller's local technical expertise and world-class, global research and development centers.
- We launched Advantra Encore™ adhesive, a new custom designed, proprietary technology platform that transforms hot melt performance. Advantra Encore adhesive is specifically designed for exceptional bonding on a uniquely broad range of challenging substrates, including coated stocks and high recycled-content board.
- We completed the acquisition of the patented Liquamelt™ adhesive system. This 'Cool on Delivery – Hot on Demand' technology is a new category of adhesives, enabling H.B. Fuller to help our customers drive cost and complexity from their processes with technology that is based on sustainable and available raw materials.
- In the window market, the trend for more efficient windows provides a great opportunity for H.B. Fuller to offer advanced adhesives and sealants. Our insulating reactive hot melt meets more stringent energy efficiency requirements for building high quality triple insulating glass, helps improve manufacturing processes and optimizes production of insulating glass units.

Capitalizing on big opportunities in the markets we serve, H.B. Fuller will innovate as products evolve, and we will help customers around the world drive speed and increase output of their production lines through our technology and expertise.

GROWING GLOBALLY EXECUTING LOCALLY

H.B. Fuller thinks and acts globally but executes with the precision and understanding of a local partner. Working as one team, we are bringing the collective knowledge and capability of our entire company – wherever it is to wherever it's needed – to serve our customers.

Where the growth is happening in the world, H.B. Fuller is poised to seize opportunities. In 2011, we leveraged our recent investments in China, Malaysia and Egypt with significant growth at above-market rates in these countries and the surrounding regions. For example, we

FISCAL 2011 HIGHLIGHTS

DECEMBER 2010

Introduced Global Collaboration Teams to drive growth by developing the detailed global strategy for five of H.B. Fuller's targeted growth segments.

JANUARY

Announced new joint venture in Turkey, which will further enhance customer support and deepen relationships in that important and growing region.

Created a global center of excellence for the Window and Solar markets at H.B. Fuller's global headquarters in Minnesota, U.S., to facilitate the delivery of innovative and value-added products to market at a fast pace.

FEBRUARY

Introduced Flextra Quiet™ laminating adhesive, H.B. Fuller's first water-based adhesive technology to address the challenge of high noise levels in flexible packaging produced with Ingeo™ (PLA) based laminations.

Launched Full-Care™ adhesives portfolio of high performance hot melts for nonwoven applications, such as construction, elastic, core, positioning, textile backsheets and specialty hygiene products.

MARCH

Launched Advantra Encore™ adhesive, a new custom designed, proprietary technology platform that sets a new standard for hot melts performance and supply, surpassing that of metallocene-based packaging adhesives.

APRIL

Acquired Liquamelt Corp. and patented Liquamelt™ adhesive system, enabling H.B. Fuller to help customers drive cost and complexity from their processes with technology that is based on sustainable and available raw materials.

Twenty-eight-year global industrial industry veteran, Pat Trippel, joins the company as senior vice president, Construction Materials.

Ingeo™ is a registered trademark for NatureWorks LLC.

increased volumes substantially in China in 2011. We also continued to invest for growth in emerging markets with construction of our new manufacturing facility in Pune, India, which was nearly completed at the end of fiscal 2011. As in other emerging geographies, we saw significant sales and volume growth in India in 2011, and our new facility will bring H.B. Fuller closer to our customers in the world's fastest growing population, where changing lifestyles are driving growth in markets like diaper manufacturing.

EMPOWERING EMPLOYEES

Our employees are passionate about H.B. Fuller. They believe in their work, and they want to participate in our success ... today, tomorrow and long into the future. H.B. Fuller was named one of the top organizations to work for in Minnesota alongside companies like General Mills and Mayo Clinic. We also received global EthicsInside® certification from the Ethisphere Institute for maintaining the highest standards for ethics, citizenship, corporate responsibility and governance.

Our success in 2011 is a direct result of our employees' commitment to performance. I am very proud of all our employees, throughout the world, who consistently demonstrate their commitment to our success and who worked collaboratively to advance H.B. Fuller in 2011. I thank them for their efforts and performance.

RESULTS: DELIVERING OUR COMMITMENTS

Our continued focus on customers and innovation enabled us to deliver another year of record growth in 2011. We grew net revenue 15 percent, to $1.56 billion. Of that growth, over 11 percent was organic. Segment operating income was up 24 percent. Here is a closer look at how we performed:

We maintained our focus on delivering for customers around the world, and our growth came from every part of the company, with the Latin America region leading the way with nearly 14 percent organic growth. Although economic conditions have softened slightly, our teams continued implementing positive pricing actions and maintained market share in key market segments.

The Asia Pacific region grew by more than 28 percent, of which 12 percent was organic and was evenly split between price realization and volume growth in our core markets. Strong growth in the northern portion of the region was more than enough to offset the soft economic conditions in the south.

EIMEA delivered nearly 12 percent organic growth. On an adjusted basis, when removing the impact of the businesses we exited last year, organic growth was nearly 18 percent, due mainly to price realization and positive volume gains. These results occurred despite soft industrial production across the region.

JUNE

H.B. Fuller is named to Minnesota's Top Workplaces by the Star Tribune.

JULY

Introduced H.B. Fuller's strategic growth and profitability plan at our Analyst and Investor Day in New York, NY.

SEPTEMBER

Announced partnership with Graco Inc. to provide specialized fluid handling equipment that will pump, process and dispense H.B. Fuller's Liquamelt® adhesive.

Began implementation of European Transformation program.

OCTOBER

Launched Flextra Fast™ solventless laminating adhesive for high performance flexible packaging ranging from snack pouches to difficult boil-in-bag applications.

Received certification from NSF International for H.B. Fuller's two part urethane adhesive for spiral wound membrane bonding for reverse osmosis filtration. This certification adds to H.B. Fuller's NSF certification of two of its potting compounds for hollow fiber water filtration.

NOVEMBER

Eighteen-year global adhesives industry veteran, Joan Schuller, joins the company's executive committee as vice president, Asia Pacific.

DECEMBER

(Fiscal 2012). Announced agreement to purchase the industrial adhesives business of Forbo Group, further solidifying H.B. Fuller's leadership in the global adhesives industry. The transaction is expected close in March 2012.

In North America, we grew organically by nearly 10 percent. Volume and pricing actions drove the growth in the Adhesives segment while new product launches, in addition to geographical expansion with existing customers, drove 7 percent volume improvement in the Construction Products segment.

Our adjusted, diluted earnings per share grew for a third straight year, increasing 19 percent from $1.60 in 2010 to $1.90 in 2011.

Our dividend payment to shareholders was increased for the 42nd consecutive year. This year's increase was 7 percent and aligned with our new dividend policy to return between 20 and 25 percent of the average of the prior three years' net income to shareholders.

Additional detail on our financial results is available elsewhere in this report, in Form 10-K.

2012: ACCELERATING GROWTH

To sustain H.B. Fuller's growth in the long-term, we have implemented rigorous process tools and sharpened our focus on targeted growth markets. We have selected those markets where we know H.B. Fuller has the technical expertise, strong commercial capabilities and the best chance for success. The three markets where we plan to grow differentially are hygiene, packaging and durable assembly. Today, these three segments make up over 60 percent of the company, and we plan to grow in these segments at a compounded rate of over 8 percent over the next four years, while continuing to grow at a lower rate in the other segments of H.B. Fuller's business.

H.B. Fuller is a solid company, and we are headed in the right direction. We have a sound strategy and an experienced, outstanding team that is prepared to grow our business profitably. They will execute with rigor and speed in order to deliver higher rates of return for our shareholders. To that end, we have three main priorities:

Grow organically: We've targeted our growth efforts on the specific segments where we see opportunity and know we can win. We are investing in our technical and sales expertise to increase our market share and win business in the short-term and long-term. By targeting the right applications and customers, and by working with the winners, either as customers or supporting suppliers, we will gain market share and achieve our goal of 5-8 percent organic growth annually.

Manage margins: Our focus on growth cannot come at the expense of profitability. Driving complexity from our business, particularly in the EIMEA region, will provide significant benefits. Training, customer focus, pricing programs and upgrading our procurement capability on a global scale will enable us to extract the value we are delivering to our customers around the world. We have developed specific plans in each region that will enable us to achieve our 2015 corporate goal of 15 percent EBITDA margin.

Leverage our investments: We will continue to invest in our growth, including making acquisitions where and when they support our strategy. Most notably, we have reached an agreement with Forbo Group to purchase the industrial adhesives portion of the Forbo Bonding Systems business. With this acquisition, H.B. Fuller is taking a further step forward in realizing our strategic plans to accelerate organic growth and improve EBITDA margins. It will transform H.B. Fuller into a more formidable force in the adhesives industry, and it will enable us to offer additional opportunities for our customers, shareholders, communities and employees. The planned transaction is expected to close as soon as March 2012 at which time we will begin to capture the value of this transaction and make the combined H.B. Fuller an efficient, well-run organization.

As we begin a new fiscal year, we will capitalize on the momentum we've built over the past few years. We have demonstrated our willingness to make bold moves by investing in technology, people and geographic expansion. And, we continue to grow, despite the challenging environment in which we've been operating.

I believe that 2012 will be an exciting year for H.B. Fuller, one filled with promise of great things to come. We have a solid plan in place and a team that is building a strong track record of success. In 2012, we will continue to build on our recent successes, executing our plan and continuing to grow as we deliver value to you, our shareholders.

Thank you for your continued support.

Jim Owens
President and Chief Executive Officer
H.B. Fuller Company

- Regulation G: The information presented in this report regarding segment operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), net income attributable to H.B. Fuller per diluted share excluding the effects of goodwill, special charges and other non-cash impairment charges, and ROIC, does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP information to assist in understanding the operating performance of the company and its operating segments and in understanding the comparability of results in light of the items identified in this report. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information is reconciled with reported GAAP results.
- The Liquamelt, Flextra, Flextra Quiet, Flextra Fast, Full-Care and Advantra Encore trademarks are owned by H.B. Fuller Company.
- EthicsInside™ is a registered trademark of Corpedia Corporation.
- Ingeo™ is a registered trademark for NatureWorks LLC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 3, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number: 001-09225

H.B. FULLER COMPANY

(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	**41-0268370** (I.R.S. Employer Identification No.)
1200 Willow Lake Boulevard, St. Paul, Minnesota (Address of principal executive offices)	**55110-5101** (Zip Code)

Registrant's telephone number, including area code: **(651) 236-5900**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: none

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Common Stock, par value $1.00 per share, held by non-affiliates of the registrant as of May 28, 2011 was approximately $1,064,791,376 (based on the closing price of such stock as quoted on the New York Stock Exchange of $21.72 on such date).

The number of shares outstanding of the Registrant's Common Stock, par value $1.00 per share, was 49,459,243 as of January 12, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 12, 2012.

H.B. FULLER COMPANY

2011 Annual Report on Form 10-K

Table of Contents

PART I

Item 1. Business

H.B. Fuller Company was founded in 1887 and incorporated as a Minnesota corporation in 1915. Our stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol FUL. As used herein, "H.B. Fuller", "we", "us", "our", "management" or "company" includes H.B. Fuller and its subsidiaries unless otherwise indicated.

We are a leading worldwide formulator, manufacturer and marketer of adhesives, sealants, paints and other specialty chemical products. Sales operations span 40 countries in North America, Europe, Latin America, the Asia Pacific region, India, the Middle East and Africa. Industrial adhesives represent our core product offering. As a percent of total net revenue, adhesives revenue was 84 percent for both 2011 and 2010 and 82 percent for 2009. Customers use our adhesives products in manufacturing common consumer goods, including food and beverage containers, disposable diapers, windows, doors, flooring, appliances, sportswear, footwear and multi-wall bags. We also provide adhesives for a variety of industrial applications, such as water filtration products, insulation and textiles. Our adhesives help improve the performance of our customers' products or improve their manufacturing processes. We also provide our customers with technical support and unique solutions designed to address their specific needs. We have established a variety of product offerings for residential construction markets, such as tile-setting adhesives, grout, sealants and related products. These products are sold primarily in our Construction Products operating segment. Our Latin America Paint operating segment manufactures and sells liquid paint and related products primarily in Central America.

Our business is reported in six operating segments: North America Adhesives, Construction Products, EIMEA (Europe, India, Middle East and Africa), Latin America Adhesives, Latin America Paints and Asia Pacific. As a percentage of total net revenue by operating segment, North America Adhesives was 32 percent, Construction Products 9 percent, EIMEA 30 percent, Latin America Adhesives 9 percent, Latin America Paints 7 percent and Asia Pacific 13 percent.

Operating Segment Information

Our North America Adhesives, EIMEA, Latin America Adhesives and Asia Pacific operating segments produce and supply industrial adhesives products for applications in various markets including assembly (appliances, filters, construction, etc.), packaging (food and beverage containers, flexible packaging, consumer goods, package integrity and re-enforcement, durable and non-durable goods, etc.), converting (corrugation, tape and label, paper converting, envelopes, books, multi-wall bags and sacks), nonwoven and hygiene (disposable diapers, feminine care, medical garments, tissue and towel), performance wood (windows, doors, wood flooring) and textile (footwear, sportswear, etc.).

The North America Adhesives operating segment includes a full range of specialty adhesives such as thermoplastic, thermoset, reactive, water-based and solvent-based products. Sales are made primarily through a direct sales force with a smaller portion of sales through distributors.

The Construction Products operating segment includes products used for tile setting (adhesives, grouts, mortars, sealers, levelers, etc.), heating, ventilation and air conditioning and insulation applications (duct sealants, weather barriers and fungicidal coatings, block fillers, etc.). Construction product sales are made through a direct sales force, distributors and retailers.

The EIMEA operating segment is comprised of an adhesives component with the same range of products as the North America Adhesives operating segment. EIMEA adhesives sales are made through both a direct sales force and distributors.

The Latin America Adhesives operating segment is similar to that of the North America Adhesives operating segment and sales are made primarily through a direct sales force.

The Latin America Paints operating segment has a leading market position in Central America under the Glidden® and Protecto® brands. Paint sales for residential and commercial applications (architectural, marine, highway safety, etc.) are made primarily through distributors and our network of retail stores located throughout Central America.

The Asia Pacific operating segment is similar to that of the North America Adhesives operating segment, with one exception. The Asia Pacific operating segment also includes caulks and sealants for the consumer market, sold through retailers. Other adhesives sales are made through a direct sales force and distributors.

Financial information with respect to our operating segments and geographic areas is set forth in Note 14 to the Consolidated Financial Statements.

Non-U.S. Operations

The principal markets, products and methods of distribution outside the United States vary with each of our regional operations generally maintaining integrated business units that contain dedicated supplier networks, manufacturing, logistics and sales organizations. The vast majority of the products sold within any region are produced within the region, and the respective regions do not import significant amounts of product from other regions. At the end of 2011, we had sales offices and manufacturing plants in 18 countries outside the United States and satellite sales offices in another 19 countries.

We have adopted policies and processes, and conduct employee training, all of which are intended to ensure compliance with various economic sanctions and export controls, including the regulations of the U.S. Treasury Department's Office of Foreign Assets Control (OFAC). We do not conduct any business in countries that are subject to U.S. economic sanctions such as Cuba, Iran, North Korea, Sudan and Syria, whether through subsidiaries, joint ventures or other direct or indirect arrangements, nor do we have any assets, employees or operations in these countries.

Competition

Many of our markets are highly competitive, and we maintain a healthy position due to our adhesives, sealants and specialty chemical portfolio. Within the adhesives and other specialty chemical markets, we believe few suppliers have comparable global reach and corresponding ability to deliver quality and consistency to multinational customers. Our competition is made up of two types of companies: similar multinational suppliers and regional suppliers that typically compete in only one region and often within a narrow geographic area within a region. The multinational competitors typically maintain a broad product offering and range of technology, while regional companies tend to have limited product ranges and technology.

Principal competitive factors in the sale of adhesives and other specialty chemicals are product performance, supply assurance, technical service, quality, price and customer service.

Customers

We have cultivated strong, integrated relationships with a diverse set of customers worldwide. Our customers are among the technology and market leaders in consumer goods, construction, and industrial markets. We pride ourselves on long-term, collaborative customer relationships and a diverse portfolio of customers in which no single client accounted for more than 10 percent of consolidated net revenue.

Our leading customers include manufacturers of food and beverages, hygiene products, clothing, major appliances, filters, construction materials, wood flooring, furniture, cabinetry, windows, doors, tissue and towel, corrugation, tube winding, packaging, labels and tapes.

Our products are delivered to customers primarily from our manufacturing plants, with additional deliveries made through distributors and retailers.

Backlog

No significant backlog of unfilled orders existed at December 3, 2011 or November 27, 2010.

Raw Materials

We use several principal raw materials in our manufacturing processes, including tackifying resins, polymers, synthetic rubbers, vinyl acetate monomer and plasticizers. We generally avoid sole source supplier arrangements for raw materials.

The majority of our raw materials are petroleum/natural gas based derivatives. Under normal conditions, raw materials are available on the open market. Prices and availability are subject to supply and demand market mechanisms. Higher crude oil and natural gas costs usually result in higher prices for raw materials; however, in tight markets, as was indicative of 2011, supply and demand balances also had a significant impact.

Patents, Trademarks and Licenses

Much of the technology we use in our manufacturing processes is available in the public domain. For technology not available in the public domain, we rely on trade secrets and patents when appropriate to protect our competitive position. We also license some patented technology from other sources. Our business is not materially dependent upon licenses or similar rights or on any single patent or group of related patents.

We enter into agreements with many employees to protect rights to technology and intellectual property. Confidentiality commitments also are routinely obtained from customers, suppliers and others to safeguard proprietary information.

We own numerous trademarks and service marks in various countries. Trademarks, such as H.B. Fuller®, Advantra®, Adalis®, Sesame®, Protecto®, TEC®, Plasticola®, Color Caulk®, Amco Tool®, AIM™, Rakoll®, Rapidex®, Full-Care™, Liquamelt® and Tile-Perfect® are important in marketing products. Many of our trademarks and service marks are registered. U.S. trademark registrations are for a term of ten years and are renewable every ten years as long as the trademarks are used in the regular course of trade. We also license the Glidden® trademark for use in our Latin America paints business.

Research and Development

Our investment in research and development creates new and innovative adhesive technology platforms, enhances product performance, ensures a competitive cost structure and leverages available raw materials. New product development is a key research and development outcome, providing higher-value solutions to existing customers or meeting new customers' needs. Projects are developed in local laboratories in the region, who understand their customer base the best. Platform developments are coordinated globally through our network of laboratories.

Through designing and developing new polymers and new formulations, we will continue to grow in our current markets. We also develop new applications for existing products and technologies, and improve manufacturing processes to enhance productivity and product quality. Research and development efforts are closely aligned to customer needs, but we do not engage in customer sponsored activities. We foster open innovation, seek supplier-driven new technology and use relationships with academic and other institutions to enhance our capabilities.

Research and development expenses were $20.9 million, $19.3 million and $17.0 million in 2011, 2010 and 2009, respectively. Research and development costs are included in selling, general and administrative expenses.

Environmental, Health and Safety

We comply with applicable regulations relating to environmental protection and workers' safety. This includes regular review of and upgrades to environmental policies, practices and procedures as well as improved production methods to minimize our facilities' outgoing waste, based on evolving societal standards and increased environmental understanding.

Environmental expenditures to comply with environmental regulations over the next two years are estimated to be approximately $5.3 million, including approximately $1.3 million of capital expenditures. See additional disclosure under Item 3. Legal Proceedings.

Seasonality

Our North America Adhesives, Construction Products and EIMEA operating segments have historically had lower net revenue in winter months, which is primarily our first fiscal quarter, partially due to the seasonal decline in construction activities. There also are many international holidays in our first quarter, reducing available shipping days.

Employees

Approximately 3,500 individuals were employed on December 3, 2011, of which approximately 1,100 were in the United States.

Executive Officers of the Registrant

The following table shows the name, age and business experience for the past five years of the executive officers as of January 12, 2012. Unless otherwise noted, the positions described are positions with the company or its subsidiaries.

Name	Age	Positions	Period Served
James J. Owens	47	President and Chief Executive Officer	November 2010-Present
		Senior Vice President, Americas	January 2010-November 2010
		Senior Vice President, North America	September 2008-January 2010
		Senior Vice President, Henkel Corporation (global manufacturer of adhesives, sealants and surface treatments)	April 2008-August 2008
		Corporate Vice President and General Manager, National Starch & Chemical Company, Adhesives Division (manufacturer of adhesives, sealants, specialty synthetic polymers and industrial starches)	December 2004-April 2008
James R. Giertz	54	Senior Vice President, Chief Financial Officer	March 2008-Present
		Senior Managing Director, Chief Financial Officer, GMAC ResCap (real estate finance company)	2006-2007
Kevin M. Gilligan	45	Vice President, Global Supply Chain	December 2011-Present
		Vice President, Asia Pacific	March 2007-November 2011
		Group Vice President, General Manager, H.B. Fuller Window	December 2004-March 2007
Traci L. Jensen	45	Vice President, Americas Adhesives	November 2011-Present
		Vice President, North America	2010-2011
		President and General Manager, Global Adalis	2009-2010
		European Business Director, Packaging and Converting Adhesives, National Starch & Chemical Company	2006-2008
Timothy J. Keenan	54	Vice President, General Counsel and Corporate Secretary	December 2006-Present
Steven Kenny	50	Senior Vice President, Europe, India, Middle East and Africa (EIMEA)	October 2009-Present
		President, Specialty Packaging Division, Pregis Corporation (international manufacturer, marketer, and supplier of protective packaging products and specialty packaging solutions)	August 2008-September 2009
		Corporate Vice President and General Manager, Europe, Middle East and Africa, National Starch & Chemical Company, Adhesives Division	2005-2008
James C. McCreary, Jr.	55	Vice President, Corporate Controller	February 2008-Present
		Interim Chief Financial Officer, Vice President and Corporate Controller	February 2007-February 2008
		Vice President, Corporate Controller	November 2000-February 2007

Name	Age	Positions	Period Served
Ann B. Parriott	53	Vice President, Human Resources	January 2006-Present
Joan A. Schuller	39	Vice President, Asia Pacific	December 2011-Present
		Vice President and General Manager, Dow Coating Materials, North America (a specialty chemical, advanced materials, agrosciences and plastics business)	2009-2011
		Vice President and General Manager, Adhesives and Functional Polymers, Asia Pacific, Rohm and Haas Company (global manufacturer of specialty chemicals)	2004-2008
Barry S. Snyder	49	Vice President, Chief Technology Officer	October 2008-Present
		Global Technology Director, Celanese Corporation (global manufacturer of chemicals for consumer and industrial applications)	2007-October 2008
Patrick J. Trippel	52	Senior Vice President, Construction Materials	April 2011-Present
		Senior Vice President and General Manager, Global General Industries, Henkel Corporation (global manufacturer of adhesives, sealants and surface treatments)	2009-2011
		President and General Manager, Global Electronic Materials, Henkel Corporation	2002-2009

The Board of Directors elects the executive officers annually.

Available Information

For more information about us, visit our website at: http://www.hbfuller.com.

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC) via EDGAR. Our SEC filings are available free of charge to the public at our website as soon as reasonably practicable after they have been filed with or furnished to the SEC.

Item 1A. Risk Factors

As a global manufacturer of adhesives, sealants, paints and other specialty chemical products, we operate in a business environment that is subject to various risks and uncertainties. Below are the most significant factors that could adversely affect our business, financial condition and results of operations.

Adverse conditions in the global economy could negatively impact our customers and therefore our financial results.

An economic downturn in the businesses or geographic areas in which we sell our products could reduce demand for these products and result in a decrease in sales volume that could have a negative impact on our results of operations. Product demand often depends on end-use markets. Economic conditions that reduce consumer confidence or discretionary spending may reduce product demand. Challenging economic conditions may also impair the ability of customers to pay for products they have purchased, and as a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.

Increases in prices and declines in the availability of raw materials could negatively impact our financial results.

Raw materials needed to manufacture products are obtained from a number of suppliers and many of the raw materials are petroleum-based derivatives, minerals and metals. Under normal market conditions, these raw materials are generally available on the open market from a variety of producers. While alternate supplies of most key raw materials are available, supplier production outages may lead to strained supply-demand situations for certain raw materials. The substitution of key raw materials requires us to identify new supply sources, reformulate, retest and may require seeking re-approval from our customers using those products. From time to time, the prices and availability of these raw materials may fluctuate, which could impair our ability to procure necessary materials, or increase the cost of manufacturing products. If the prices of raw materials increase in a short period of time, we may be unable to pass these increases on to our customers in a timely manner and could experience reductions to our profit margins.

Uncertainties in foreign political and economic conditions and fluctuations in foreign currency may adversely affect our results.

Approximately 61 percent, or $944 million, of our net revenue was generated outside the United States in 2011. International operations could be adversely affected by changes in political and economic conditions, trade protection measures, restrictions on repatriation of earnings, differing intellectual property rights and changes in regulatory requirements that restrict the sales of products or increase costs. Also, fluctuations in exchange rates between the U.S. dollar and other currencies could potentially result in increases or decreases in earnings and may adversely affect the value of our assets outside the United States. Although we utilize risk management tools, including hedging, as appropriate, to mitigate market fluctuations in foreign currencies, any changes in strategy in regard to risk management tools can also affect sales revenue, expenses and results of operations and there can be no assurance that such measures will result in cost savings or that all market fluctuation exposure will be eliminated.

We experience substantial competition in each of the operating segments and geographic areas in which we operate.

Our wide variety of products are sold in numerous markets, each of which is highly competitive. Our competitive position in markets is, in part, subject to external factors. For example, supply and demand for certain of our products is driven by end-use markets and worldwide capacities which, in turn, impact demand for and pricing of our products. Many of our direct competitors are part of large multi-national companies and may have more resources than we do. Any increase in competition may result in lost market share or reduced prices, which could result in reduced profit margins. This may impair the ability to grow or even to maintain current levels of revenues and earnings. While we have an extensive customer base, loss of certain top customers could adversely affect our financial condition and results of operations until such business is replaced, and no assurances can be made that we would be able to regain or replace any lost customers.

Failure to develop new products and protect our intellectual property could negatively impact our future performance and growth.

Ongoing innovation and product development are important factors in our competitiveness. Failure to create new products and generate new ideas could negatively impact our ability to grow and deliver strong financial results. We continually apply for and obtain U.S. and foreign patents to protect the results of our research for use in our operations and licensing. We are party to a substantial number of patent licenses and other technology agreements. We rely on patents, confidentiality agreements and internal security measures to protect our intellectual property. Failure to protect this intellectual property could negatively affect our future performance and growth.

We may be required to record impairment charges on our long-lived assets.

Weak demand may cause underutilization of our manufacturing capacity or elimination of product lines; contract terminations or customer shutdowns may force sale or abandonment of facilities and equipment; or other events associated with weak economic conditions or specific product or customer events may require us to record an impairment on tangible assets, such as facilities and equipment, as well as intangible assets, such as intellectual property or goodwill, which would have a negative impact on our financial results.

We have lawsuits and claims against us with uncertain outcomes.

Our operations from time to time are parties to or targets of lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The results of any future litigation or settlement of such lawsuits and claims are inherently unpredictable, but such outcomes could be adverse and material in amount. See Item 3. Legal Proceedings for a discussion of current litigation.

Costs and expenses resulting from compliance with environmental laws and regulations may negatively impact our operations and financial results.

We are subject to numerous environmental laws and regulations that impose various environmental controls on us or otherwise relate to environmental protection, the sale and export of certain chemicals or hazardous materials, and various health and safety matters. The costs of complying with these laws and regulations can be significant and may increase as applicable requirements and their enforcement become more stringent and new rules are implemented. Adverse developments and/or periodic settlements could negatively impact our results of operations and cash flows. See Item 3. Legal Proceedings for a discussion of current environmental matters.

Distressed financial markets may result in dramatic deflation of asset valuations and a general disruption in capital markets.

Adverse equity market conditions and volatility in the credit markets could have a negative impact on the value of our pension trust assets and our future estimated pension liabilities, and other post-retirement benefit plans. In addition, we could be required to provide increased pension plan funding. As a result, our financial results could be negatively impacted. Reduced access to capital markets may affect our ability to invest in strategic growth initiatives such as acquisitions. In addition, the reduced credit availability could limit our customers' ability to invest in their businesses, refinance maturing debt obligations, or meet their ongoing working capital needs. If these customers do not have sufficient access to the financial markets, demand for our products may decline.

The inability to make or effectively integrate acquisitions may affect our results.

As part of our growth strategy, we intend to pursue acquisitions of complementary businesses or products and joint ventures. The ability to grow through acquisitions or joint ventures depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions or joint venture arrangements. If we fail to successfully integrate acquisitions into our existing business, our results of operations and cash flows could be adversely affected.

Catastrophic events could disrupt our operations or the operations of our suppliers or customers, having a negative impact on our financial results.

Unexpected events, including natural disasters and severe weather events, fires or explosions at our facilities or those of our suppliers, acts of war or terrorism, supply disruptions or breaches of security of our information technology systems could increase the cost of doing business or otherwise harm our operations, our customers and our suppliers. Such events could reduce demand for our products or make it difficult or impossible for us to receive raw materials from suppliers and deliver products to our customers.

The inability to attract and retain qualified personnel could adversely impact our business.

Sustaining and growing our business depends on the recruitment, development and retention of qualified employees. The inability to recruit and retain key personnel or the unexpected loss of key personnel may adversely affect our operations.

The pending acquisition of the global industrial adhesives business of Forbo Group may present certain risks to our business and operations both before and after completion of the acquisition.

On December 21, 2011, we entered into a Master Purchase Agreement to acquire Forbo's global industrial adhesives business (the target business). We or our designated subsidiaries will purchase Forbo's subsidiaries that operate the business and will directly purchase certain assets used in the business that are not owned by such subsidiaries. We will pay Forbo 370 million Swiss Francs, or approximately $394 million to purchase the business on a cash-free and debt-free basis. The purchase price will be paid in cash at closing. We have committed bridge financing in place to complete the transaction and intend to arrange permanent financing through a private placement and syndicated bank loan markets prior to closing.

Our board of directors and Forbo's board of directors have separately approved the acquisition subject to customary closing conditions including the absence of a material adverse change to the business and regulatory approvals. The transaction is expected to close as soon as March 2012.

This pending acquisition presents certain risks to our business and operations prior to the closing of the acquisition, including, among other things, risks that:

- the acquisition is subject to the expiration or termination of waiting periods and receipt of clearances or approvals from various regulatory authorities, which may impose conditions that could have an adverse effect on us or, if not obtained, could prevent completion of the acquisition;
- any delay in completing the acquisition will delay the realization of the benefits expected to be achieved thereafter;
- any delay in completing the acquisition could adversely affect the future business and operations of the target business;
- uncertainties associated with the acquisition may cause a loss of management personnel and other key employees which could adversely affect the future business and operations of the target business;
- we may encounter difficulty or high costs associated with securing permanent financing;
- if the acquisition is not completed by October 6, 2012, we or Forbo may choose not to proceed with the acquisition.

In addition, certain risks will continue to exist after the closing of the acquisition, including, among other things, risks that:

- the mix of markets served and business operations of Forbo differ somewhat from our markets and our business operations, and the combined business will have a different business mix than our business prior to the acquisition, presenting different operational risks and challenges;
- we may be unable to integrate successfully the business of Forbo and realize the anticipated benefits of the merger;
- we will have substantial indebtedness following the acquisition and our future credit ratings or our subsidiaries credit ratings may be different from what we currently expect;
- the acquisition integration may involve unexpected costs, unexpected liabilities or unexpected delays;
- our business may suffer as a result of uncertainty surrounding the acquisition and disruptions from the acquisition may harm relationships with customers, suppliers and employees;

- evaluation of, and estimation of potential losses arising from lawsuits, claims, contingencies and legal proceedings could prove to be inaccurate.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Principal executive offices and central research facilities are located in the St. Paul, Minnesota area. These facilities are company-owned and contain 247,630 square feet. Manufacturing operations are carried out at 16 plants located throughout the United States and at 19 plants located in 17 other countries. In addition, numerous sales and service offices are located throughout the world. We believe that the properties owned or leased are suitable and adequate for our business. Operating capacity varies by product line, but additional production capacity is available for most product lines by increasing the number of shifts worked. The following is a list of our manufacturing plants as of December 3, 2011 (each of the listed properties is owned by us, unless otherwise specified):

Region	Manufacturing Sq Ft
North America	
North America Adhesives	
California - Roseville	82,202
Georgia - Covington	73,500
- Tucker	69,000
Kentucky - Paducah	252,500
Michigan - Grand Rapids	65,689
Minnesota - Fridley	15,850
- Vadnais Heights	53,145
Ohio - Blue Ash	102,000
Texas - Mesquite	25,000
Washington - Vancouver	35,768
Construction Products	
Florida - Gainesville	6,800
Georgia - Dalton	72,000
Illinois - Aurora	149,000
- Palatine	55,000
New Jersey - Edison	9,780
Texas - Houston	11,000
North America Total	**1,078,234**

Region	Manufacturing Sq Ft
Asia Pacific	
Australia - Dandenong South, VIC	71,280
Republic of China - Huangpu Guangzhou[1]	68,380
- Nanjing	8,611
Malaysia - Selongor	52,640
Philippines - Laguna	10,759
Asia Pacific Total	**211,670**
EIMEA	
Austria - Wels[1]	66,500
Egypt - 6th of October City	8,525
Germany - Lueneburg	64,249
- Nienburg	139,248
Italy - Borgolavezzaro	24,219
Portugal - Mindelo	90,193
United Kingdom - Dukinfield	17,465
EIMEA Total	**410,399**
Latin America	
Latin America Adhesives	
Argentina - Buenos Aires	10,367
Brazil - Sorocaba, SP[2]	7,535
Chile - Maipu, Santiago	64,099
Colombia - Itagui, Antioquia[1]	7,800
Costa Rica - Alajuela	4,993
Latin America Paints	
Costa Rica - Alto de Ochomogo Cartago	167,199
Honduras - San Pedro Sula	23,346
Republic of Panama - Tocumen Panama	30,588
Latin America Total	**315,927**

1 Leased Property

2 Idle Property

Item 3. Legal Proceedings

Environmental Matters. From time to time, we are identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis.

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties in a number of government enforcement actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities, including remediation of environmental contamination at our Sorocaba, Brazil facility. Soil and water samples were collected on and around the Sorocaba facility, and test results indicated that certain contaminants, including carbon tetrachloride and other solvents, exist in the soil and in the groundwater at both the Sorocaba facility and some neighboring properties. We are continuing to work with Brazilian regulatory authorities to implement and operate a remediation system at the site. As of December 3, 2011, $1.1 million was recorded as a liability for expected remediation expenses remaining for this site. Depending on the results of the testing of our current remediation actions, we may be required to record additional liabilities related to remediation costs at the Sorocaba facility.

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. We review the circumstances of each individual site, considering the number of parties involved, the level of potential liability or contribution of us relative to the other parties, the nature and magnitude of the hazardous substances involved, the method and extent of remediation, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish a financial provision. As of December 3, 2011, we had reserved $2.1 million, which represents our best estimate of probable liabilities with respect to environmental matters, inclusive of the accrual related to the Sorocaba facility as described above. However, the full extent of our future liability for environmental matters is difficult to predict because of uncertainty as to the cost of investigation and clean up of the sites, our responsibility for such hazardous substances and the number of and financial condition of other potentially responsible parties.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we do not believe that these matters, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

Other Legal Proceedings. From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, health and safety and employment matters. While we are unable to predict the outcome of these matters, we do not believe, based upon currently available information, that the ultimate resolution of any pending matter, individually or in aggregate, including the asbestos litigation described in the following paragraphs, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

We have been named as a defendant in lawsuits in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 25 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

A significant portion of the defense costs and settlements in asbestos-related litigation continues to be paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Historically, this third party routinely defended all cases tendered to it and paid settlement amounts resulting from those cases. In the 1990s, the third party sporadically reserved its rights, but continued to defend and settle all asbestos-related claims tendered to it by us. In 2002, the third party rejected the tender of certain cases and indicated it would seek contributions for past defense costs, settlements and judgments. However, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party. As discussed below, in 2007, we and a group of other defendants, including the third party obligated to indemnify us against certain asbestos-related claims, entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities (including defense costs). Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and, in some cases, settlements and judgments, in asbestos-related lawsuits. Under these agreements, we are required in some cases to fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent. In addition, to delineate our rights under certain insurance policies, in October 2009, we commenced a declaratory judgment action against one of our insurers in the United States District Court for the District of Minnesota. Additional insurers have been brought into the action to address issues related to the scope of their coverage.

As referenced above, in 2007, we and a group of other defendants entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims over a period of years. In total, we had expected to contribute up to $4.1 million, based on a present value calculation, towards the settlement amounts to be paid to the claimants in exchange for full releases of claims. Of this amount, our insurers had committed to pay $2.0 million based on the probable liability of $4.1 million. Our contributions toward settlements from the time of the agreement through the end of fiscal year 2010 were $1.7 million with insurers paying $0.9 million of that amount. Based on this experience we reduced our reserves to an undiscounted amount of $0.8 million with insurers expected to pay $0.5 million. During 2011 we contributed another $0.6 million toward settlements with insurers paying $0.4 million of that amount. This reduced our reserves for this agreement to $0.3 million with an insurance receivable of $0.2 million, as of December 3, 2011. These amounts represent our best estimate for the settlement amounts yet to be paid related to this agreement. Our reserve is recorded on an undiscounted basis.

In addition to the group settlement referenced above, a summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

($ in millions)	Year Ended December 3, 2011	Year Ended November 27, 2010	Year Ended November 28, 2009
Lawsuits and claims settled	**7**	4	7
Settlements reached	**$0.5**	$0.5	$0.8
Insurance payments received or expected to be received	**$0.4**	$0.4	$0.6

We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff.

To the extent we can reasonably estimate the amount of our probable liabilities for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries. As of December 3, 2011, our probable liabilities and insurance recoveries related to asbestos claims were $0.4 million and $0.3 million, respectively. We have concluded that it is not possible to reasonably estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to our inability to project future events. Future variables include the number of claims filed or dismissed, proof of exposure to our products, seriousness of the alleged injury, the number and solvency of other defendants in each case, the jurisdiction in which the case is brought, the cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Based on currently available information, we do not believe that asbestos-related litigation, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements in such litigation could negatively impact the results of operations or cash flows in one or more future quarters.

In addition to product liability claims discussed above, we are involved in other claims or legal proceedings related to our products, which we believe are not out of the ordinary in a business of the type and size in which we are engaged.

Item 4. (Removed and Reserved)

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "FUL." As of January 12, 2012, there were 2,316 common shareholders of record for our common stock. The following table shows the high and low sales price per share of our stock and the dividends declared for the fiscal quarters.

	High and Low Sales Price				Dividends (Per Share)	
	2011		2010			
	High	Low	High	Low	2011	2010
First quarter	$23.75	$19.67	$24.66	$19.25	$0.070	$0.068
Second quarter	22.11	19.61	24.56	19.85	0.075	0.070
Third quarter	25.41	19.41	22.94	18.47	0.075	0.070
Fourth quarter	23.50	16.92	21.67	18.77	0.075	0.070

There are no significant contractual restrictions on our ability to declare or pay dividends. We currently expect that comparable dividends on our common stock will continue to be paid in the future.

Issuer Purchases of Equity Securities

Information on our purchases of equity securities during the fourth quarter of 2011 follows:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	(d) Maximum Approximate Dollar Value of Shares that may yet be Purchased Under the Plan or Program (thousands)
August 28, 2011 - October 1, 2011	—	$ —	—	$92,509
October 2, 2011 - October 29, 2011	—	$ —	—	$92,509
October 30, 2011 - December 3, 2011	17,035	$22.40	—	$92,509

1 The total number of shares purchased includes: (i) shares purchased under the 2010 share repurchase plan (see Note 9 to the Consolidated Financial Statements for more information) and (ii) shares withheld to satisfy the employees' withholding taxes upon vesting of restricted stock. There were no shares purchased in the fourth quarter of 2011 under the 2010 share repurchase plan.

Upon vesting of restricted stock awarded to employees, shares are withheld to cover the employees' withholding taxes.

Total Shareholder Return Graph

The line graph below compares the cumulative total shareholder return on our common stock for the last five fiscal years with cumulative total return on the S&P SmallCap 600 Index and Dow Jones U.S. Specialty Chemicals Index. This graph assumes a $100 investment in each of H.B Fuller, the S&P SmallCap 600 Index and the Dow Jones U.S. Specialty Chemicals Index at the close of trading on December 2, 2006, and also assumes the reinvestment of all dividends.


Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
12/02/06
12/01/07
11/29/08
11/28/09
11/27/10
12/03/11
H B Fuller Company
S&P SmallCap 600 Index
Dow Jones US Specialty Chemicals Index

Item 6. Selected Financial Data

(Dollars in thousands, except per share amounts)	Fiscal Years 2011	2010	2009	2008	2007[3]
Net revenue	**$1,557,552**	$1,356,161	$1,234,659	$1,391,554	$1,400,258
Net income attributable to H.B. Fuller[1]	**$ 89,105**	$ 70,877	$ 83,654	$ 18,889	$ 101,144
Percent of net revenue	**5.7**	5.2	6.8	1.4	7.2
Total assets	**$1,227,709**	$1,153,457	$1,100,445	$1,081,328	$1,364,602
Long-term debt, excluding current maturities	**$ 179,611**	$ 200,978	$ 162,713	$ 204,000	$ 137,000
Total H.B. Fuller stockholders' equity	**$ 705,204**	$ 631,934	$ 591,354	$ 535,611	$ 798,993
Per Common Share:					
Basic	**$ 1.82**	$ 1.46	$ 1.73	$ 0.37	$ 1.69
Diluted	**$ 1.79**	$ 1.43	$ 1.70	$ 0.36	$ 1.66
Dividends declared and paid	**$ 0.2950**	$ 0.2780	$ 0.2700	$ 0.2625	$ 0.2560
Book value[2]	**$ 14.26**	$ 12.85	$ 12.15	$ 11.06	$ 13.91
Number of employees	**3,530**	3,345	3,129	3,141	3,234

1 2008 includes after tax charges of $54.3 million related to the write-off of goodwill in our Construction Products operating segment and other impairment charges.

2 Book value is calculated by dividing total H.B. Fuller stockholders' equity by the number of common stock shares outstanding as of our fiscal year end.

3 All amounts have been adjusted for removal of discontinued operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

H.B. Fuller Company is a global formulator, manufacturer and marketer of adhesives and other specialty chemical products. We are managed through six operating segments – North America Adhesives, Construction Products, EIMEA (Europe, India, Middle East and Africa), Latin America Adhesives, Latin America Paints and Asia Pacific.

North America Adhesives, EIMEA, Latin America Adhesives and Asia Pacific operating segments manufacture and supply adhesives products in the assembly, packaging, converting, nonwoven and hygiene, performance wood, flooring, textile, flexible packaging, graphic arts and envelope markets. Construction Products operating segment provides products, such as ceramic tile installation products and HVAC sealants. Latin America Paints operating segment manufactures and sells liquid paints primarily in Central American countries.

Total Company: When reviewing our financial statements, it is important to understand how certain external factors impact us. These factors include:

- Changes in the prices of commodities, such as crude oil and natural gas
- Global supply and demand of raw materials
- Economic growth rates, and
- Currency exchange rates compared to the U.S. dollar

We purchase thousands of raw materials, the majority of which are petroleum/natural gas derivatives. With over 75 percent of our cost of sales accounted for by raw materials, our financial results are extremely sensitive to changing costs in this area. In addition to the impact from commodity prices, the supply and demand of raw materials also have a significant impact on our costs. As demand increases in high-growth areas, such as the Asia Pacific region, the supply of key raw materials may tighten, resulting in certain materials being put on allocation. Natural disasters, such as hurricanes, also can have an impact as key raw material producers are shut down for extended periods of time. We continually monitor capacity utilization figures, market supply and demand conditions, feedstock costs and inventory levels, as well as derivative and intermediate prices, which affect our raw materials.

In 2011, we generated 39 percent of our net revenue in the U.S. and 30 percent in EIMEA. The pace of economic growth in these areas directly impacts certain industries to which we supply products. For example, adhesives-related revenues from durable goods customers in areas such as appliances, furniture and other woodworking applications tend to fluctuate with the overall economic activity. In business components such as construction products and insulating glass, revenues tend to move with more specific economic indicators such as housing starts and other construction-related activity.

The movement of foreign currency exchange rates as compared to the U.S. dollar impacts the translation of the foreign entities' financial statements into U.S. dollars. As foreign currencies strengthen against the dollar, our revenues and costs increase as the foreign currency-denominated financial statements translate into more dollars. The fluctuations of the Euro against the U.S. dollar have the largest impact on our financial results as compared to all other currencies. In 2011, the currency fluctuations had a positive impact on net revenue of $36.9 million as compared to 2010.

Key financial results and transactions for 2011 included the following:

- Net revenue increased 14.9 percent from 2010 primarily driven by 11.4 percent organic sales growth.
- Every five or six years we have a 53rd week in our fiscal year. 2011 was a 53-week year which contributed approximately 2 percent to our net revenue.

- Gross profit margin decreased to 28.7 percent from 29.3 percent in 2010 and 30.1 percent in 2009 mostly due to the increase in raw material costs.
- Cash flow generated from operating activities was $102.5 million in 2011 as compared to $74.1 million in 2010 and $71.4 million in 2009.
- We repurchased the 20 percent non-controlling interest that Sekisui Chemical held in our China entities for $8.6 million.
- We acquired the principal assets and certain liabilities of Liquamelt Corp. on April 15, 2011 for $6.0 million.

The global economic conditions showed little or no improvement in 2011. Our total year organic sales growth increased 11.4 percent for 2011 compared to 2010. Both our product pricing and sales volume increased in 2011 as compared to 2010, however the increase in raw material costs contributed to a decrease in gross profit margin compared to 2010.

In 2011 our diluted earnings per share increased to $1.79 per share from $1.43 per share in 2010 and $1.70 per share in 2009. The most significant factors affecting 2011 results were the 14.9 percent increase in net revenue and the continuing increase in raw material costs.

We incurred special charges in 2011 of $7.5 million for costs related to the pending acquisition of the global industrial adhesives business of Forbo Group, the EIMEA operating segment transformation project and a foreign exchange option to hedge a portion of the acquisition price. On an after-tax basis, the special charges resulted in a $5.8 million negative impact on net income and a negative $0.11 effect on diluted earnings per share. In 2010 we had exit costs and impairment charges to exit our polysulfide-based insulating glass product line, which resulted in a pre-tax loss of $11.4 million. On an after-tax basis, this was a negative $8.4 million impact on net income and a $0.17 negative effect on diluted earnings per share. In 2009 we settled a lawsuit with the former owners of the Roanoke Companies Group, a business we acquired in 2006. The settlement resulted in a pre-tax gain of $18.8 million which was $11.8 million after tax or $0.24 per diluted share. In 2011 we continued to invest to make H.B. Fuller a stronger company. Investments made in 2011 included additional resources in our sales and technical organizations, strengthening our management team, the construction of a manufacturing facility in India, the acquisition of Liquamelt Corp. and the repurchase of the 20 percent holding that Sekisui Chemical held in our China entities.

2012 Outlook

For 2012, we expect to capitalize on the investments we have made and we expect net revenue to continue to grow. The coming quarters may prove to be difficult as economic activity remains uncertain. We expect our cost of raw materials in 2012 to be similar to 2011. Despite the continued high cost of raw materials, our gross margin should improve as we continue to manage pricing actions, reformulations and product substitutions. We also expect operating expenses to be leveraged to enhance our operating margin in 2012.

Our capital spending plans for 2012 are higher than actual spending in previous years, reflecting our confidence in our business and the opportunities we see to improve the productivity of our business and our prospects for growth, especially in the emerging markets.

On December 21, 2011 we entered into an agreement to purchase the global industrial adhesives business of Forbo Group for approximately $394 million. In conjunction with the pending acquisition of Forbo, we entered into a foreign exchange forward contract to purchase Swiss francs. Prior to closing the acquisition transaction, we intend to raise permanent financing through the private placement and syndicated bank loan markets. The transaction is expected to close as soon as March, 2012. We expect to incur additional non-recurring costs associated with the proposed Forbo acquisition and the EIMEA transformation project.

Critical Accounting Policies and Significant Estimates: Management's discussion and analysis of our results of operations and financial condition are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We believe the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are pension and other postretirement plan assumptions; goodwill impairment assessment; long-lived assets recoverability; share-based compensation accounting; product, environmental and other litigation liabilities; and income tax accounting.

Pension and Other Postretirement Plan Assumptions: We sponsor defined-benefit pension plans in both the U.S. and non-U.S. entities. Also in the U.S. we sponsor other postretirement plans for health care and life insurance costs. Expenses and liabilities for the pension plans and other postretirement plans are actuarially calculated. These calculations are based on our assumptions related to the discount rate, expected return on assets, projected salary increases and health care cost trend rates. Note 10 to the Consolidated Financial Statements includes disclosure of assumptions employed in these measurements for both the non-U.S. and U.S. plans.

The discount rate assumption is determined using an actuarial yield curve approach, which enables us to select a discount rate that reflects the characteristics of the plan. The approach identifies a broad universe of corporate bonds that meet the quality and size criteria for the particular plan. We use this approach rather than a specific index that has a certain set of bonds that may or may not be representative of the characteristics of our particular plan. A lower discount rate increases the present value of the pension obligations. The discount rate for the U.S. pension plan was 5.07 percent at December 3, 2011, as compared to 5.49 percent at November 27, 2010 and 5.72 percent at November 28, 2009. Net periodic pension cost for a given fiscal year is based on assumptions developed at the end of the previous fiscal year. A discount rate reduction of 0.5 percentage points at December 3, 2011 would increase pension and other postretirement plan expense approximately $0.4 million (pre-tax) in fiscal 2012. Discount rates for non-U.S. plans are determined in a manner consistent with the U.S. plan.

The expected return on assets assumption for the pension and other postretirement benefit plans is based on the long-term expected returns for the investment mix of assets in the portfolio based on our investment strategy. Our current investment strategy for the U.S. pension plan is to invest 60 percent of the portfolio in equities and 40 percent in fixed income securities. The investment mix of assets as of December 3, 2011 was 56 percent equities, 43 percent fixed income securities and 1 percent cash. The investment mix of assets as of December 3, 2011 for our non-U.S. pension plans was 45 percent equities, 53 percent fixed income securities and 2 percent cash.

During 2011, we announced significant changes to our U.S. Pension Plan (the Plan). The changes included: benefits under the Plan were locked-in using service and salary as of May 31, 2011, participants no longer earn benefits for future service and salary as they had in the past, affected participants receive a three percent increase to the locked-in benefit for every year they continue to work for us and we are making a retirement contribution of three percent of eligible compensation to the 401(k) Plan for those participants. These changes to the Plan represented a plan curtailment as there is no longer a service cost component in the net periodic pension cost as all participants are considered inactive in the Plan.

In 2009 we elected to contribute $75 million to the U.S. pension plan for the purpose of restoring the asset values up to the level of the projected benefit obligations and to reduce 2010 net periodic benefit cost. Our investment strategy for the non-U.S. pension plans was also amended in 2009 to be more balanced between equities and fixed income securities. For reasons similar to the U.S. plan, we also contributed $50 million to the German plan in 2009.

The expected return on assets used in calculating the net periodic benefit cost for the U.S. pension plan was 8.00 percent for 2011, 7.90 percent for 2010 and 8.75 percent for 2009. For 2012, the rate will remain 8.00 percent. A change of 0.5 percentage points for the expected return on assets assumption would impact U.S. net pension and other postretirement plan expense by approximately $1.7 million (pre-tax). Expected return on asset assumptions for non-U.S. plans is determined in a manner consistent with the U.S. plan.

The projected salary increase assumption is based on historic trends and comparisons to the external market. Higher rates of increase result in higher pension expenses. As this rate is also a long-term expected rate, it is less likely to change on an annual basis. In the U.S., we have used the rate of 4.17 percent for 2011, 4.19 percent for 2010 and 4.18 percent for 2009.

Goodwill: Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a purchase business combination. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to a reporting unit, it no longer retains its association with a particular acquisition, and all the activities within a reporting unit are available to support the value of goodwill. Accounting standards require us to test goodwill for impairment annually or more often if circumstances or events indicate a change in the estimated fair value.

The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. We use a discounted cash flow approach to estimate the fair value of our reporting units. Our judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures and working capital requirements. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated impairment. The implied fair value of goodwill is determined similar to how goodwill is calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The change in our operating segments in 2011 did not cause a reassessment of our goodwill impairment analysis as our reporting units remained the same.

In the fourth quarter of 2011, we conducted the required annual test of goodwill for impairment. There were no indications of impairment. Of the goodwill balance of $114.9 million as of December 3, 2011, $47.9 million resides in the EIMEA operating segment and $27.5 million resides in the North America Adhesives operating segment. In both of these operating segments, the calculated fair value exceeded the carrying value of the net assets by a significant margin. As of December 3, 2011 the goodwill balance in the Asia Pacific operating segment is $20.7 million, Construction Products operating segment is $13.3 million and Latin America Adhesives operating segment is $5.5 million. In all three of these operating segments the calculated fair value exceeded their carrying value by a reasonable margin. If the economy or business environment falter, our projections used would need to be remeasured, which could impact the carrying value of our goodwill in one or more of our operating segments. See Note 6 to the Consolidated Financial Statements.

Recoverability of Long-Lived Assets: The assessment of the recoverability of long-lived assets reflects our assumptions and estimates. Factors that we must estimate when performing impairment tests include sales volume, prices, inflation, currency exchange rates, tax rates and capital spending. Significant judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed.

Judgments made by us included the expected useful lives of long-lived assets. The ability to realize undiscounted cash flows in excess of the carrying amounts of such assets is affected by factors such as the ongoing maintenance and improvement of the assets, changes in economic conditions and changes in operating performance.

In 2010 we exited our polysulfide-based insulating glass product line in Europe. In accordance with accounting standards, we determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $8.8 million to write-down the value of amortizable intangible assets.

Share-based Compensation: We have granted stock options, restricted stock and deferred compensation awards to certain employees and non-employee directors. We recognize compensation expense for all share-based payments granted after December 3, 2005, and for all share-based payments granted prior to December 3, 2005 but not yet vested as of December 3, 2005, in accordance with accounting standards. Under the fair value recognition provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (ASC) 505 and 718, we recognize share-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award (normally the vesting period).

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. We use the Black-Scholes model to value our stock option awards. We believe that future volatility will not materially differ from our historical volatility. Thus, we use the historical volatility of our common stock over the expected life of the award. The assumptions used in calculating the fair value of share-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be significantly different from what has been recorded in the current period. See Note 3 to the Consolidated Financial Statements for a further discussion on share-based compensation.

Product, Environmental and Other Litigation Liabilities: As disclosed in Item 3 and in Note 1 and Note 12 to the Consolidated Financial Statements, we are subject to various claims, lawsuits and other legal proceedings. Reserves for loss contingencies associated with these matters are established when it is determined that a liability is probable and the amount can be reasonably estimated. The assessment of the probable liabilities is based on the facts and circumstances known at the time that the financial statements are being prepared. For cases in which it is determined that a liability is probable but only a range for the potential loss exists, the minimum amount of the range is recorded and subsequently adjusted as better information becomes available.

For cases in which insurance coverage is available, the gross amount of the estimated liabilities is accrued, and a receivable is recorded for any probable estimated insurance recoveries. As of December 3, 2011, we have accrued $0.4 million for potential liabilities and $0.3 million for potential insurance recoveries related to asbestos litigation. We also have recorded $2.1 million for environmental investigation and remediation liabilities, including $1.1 million for environmental remediation and monitoring activities at our Sorocaba, Brazil facility as of December 3, 2011. A discussion of environmental, product and other litigation liabilities is disclosed in Item 3 and Note 12 to the Consolidated Financial Statements.

Based upon currently available facts, we do not believe that the ultimate resolution of any pending legal proceeding, individually or in the aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively affect our results of operations or cash flows in one or more future quarters.

Income Tax Accounting: As part of the process of preparing the consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for book and tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We record a valuation allowance to reduce our deferred tax assets to the amount that is more-likely-than-not to be realized. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of income. As of December 3, 2011, the valuation allowance to reduce deferred tax assets totaled $3.8 million.

We recognize tax benefits for tax positions for which it is more-likely-than-not that the tax position will be sustained by the applicable tax authority at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement. We do not recognize a financial statement benefit for a tax position that does not meet the more-likely-than-not threshold. We believe that our liabilities for income taxes reflect the most likely outcome. It is difficult to predict the final outcome or the timing of the resolution of any particular tax position. Future changes in judgment related to the resolution of tax positions will impact earnings in the quarter of such change. We adjust our income tax liabilities related to tax positions in light of changing facts and circumstances. Settlement with respect to a tax position would usually require cash. Based upon our analysis of tax positions taken on prior year returns and expected tax positions to be taken for the current year tax returns, we have identified gross uncertain tax positions of $6.2 million as of December 3, 2011.

We have not recorded U.S. deferred income taxes for certain of our non-U.S. subsidiaries undistributed earnings as such amounts are intended to be indefinitely reinvested outside of the U.S. Should we change our business strategies related to these non-U.S. subsidiaries, additional U.S. tax liabilities could be incurred. It is not practical to estimate the amount of these additional tax liabilities. See Note 8 to the Consolidated Financial Statements for further information on income tax accounting.

Results of Operations

Net revenue:

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Net revenue	$1,557.6	$1,356.2	$1,234.7	14.9%	9.8%

Net revenue in 2011 of $1,557.6 million increased $201.4 million or 14.9 percent from 2010 net revenue of $1,356.2 million. Every five or six years we have a 53rd week in our fiscal year. 2011 was a 53-week year which contributed approximately 2 percent to our increased net revenue in 2011, primarily related to volume. The 2010 net revenue was $121.5 million or 9.8 percent higher than the net revenue of $1,234.7 million in 2009. We review variances in net revenue in terms of changes related to product pricing, sales volume, changes in foreign currency exchange rates and acquisitions. The following table shows the net revenue variance analysis for the past two years:

	2011 vs 2010	2010 vs 2009
Product pricing	9.7%	1.1%
Sales volume	1.7%	7.4%
Currency	2.7%	0.2%
Acquisitions	0.8%	1.1%
	14.9%	9.8%

Organic sales growth, which we define as the combined variances from product pricing and sales volume including the 53rd week in 2011, increased 11.4 percent (positive 9.7 percent from selling prices and 1.7 percent from sales volume) in 2011 as compared to 2010. Five of our six operating segments had double digit organic sales growth in 2011 compared to 2010. The 11.4 percent organic sales growth was driven by 13.9 percent growth in Latin America Paints, 13.5 percent growth in Latin America Adhesives, 12.5 percent growth in Asia Pacific, 11.7 percent growth in EIMEA, 10.1 percent growth in Construction Products and 9.6 percent growth in North America Adhesives. The net revenue variance from acquisitions was mainly due to the Revertex Finewaters acquisition in the third quarter of 2010.

Comparing 2010 to 2009, organic sales growth increased 8.5 percent (positive 7.4 percent from sales volume and 1.1 percent from selling prices). All six of our operating segments had positive organic sales growth in 2010 compared to 2009. The organic sales growth was driven by double-digit growth in both the EIMEA and the Latin America Adhesives operating segments and nearly double-digit growth in the Asia Pacific operating segment. North America Adhesives and Construction Products operating segments both had over 5.0 percent organic sales growth compared to 2009. The net revenue variances from acquisitions were due to the Revertex Finewaters acquisition in the third quarter of 2010 and the acquisition of Nordic Adhesive Technology during the second quarter of 2009.

Cost of sales:

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Cost of sales	$1,110.5	$959.0	$863.4	15.8%	11.1%
Percent of net revenue	71.3%	70.7%	69.9%		

The cost of sales increased 15.8 percent in 2011 compared to 2010. The increase was driven primarily by the increases in raw material costs due to supply shortages. Each of our six operating segments was impacted by the rising raw material costs. The shortages were driven by refineries reducing the supply of the by-products that are used as raw materials in the production of adhesives and increased demand in adjacent industries. The 2010 cost of sales included $1.8 million of charges related to the exit of the window polysulfide-based product line in our EIMEA operating segment. Cost of sales as a percent of net revenue increased to 71.3 percent in 2011 compared to 70.7 percent in 2010.

Cost of sales in 2010 increased 11.1 percent compared to 2009. The increase was driven primarily by the 7.4 percent increase in sales volume in 2010, the increases in raw material costs due to supply shortages and the charges related to the exit of the window polysulfide-based product line in EIMEA. The supply shortages impacted each of our six operating segments.

Gross profit:

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Gross profit	$447.1	$397.2	$371.3	12.6%	7.0%
Percent of net revenue	28.7%	29.3%	30.1%		

Our gross profit margin decreased to 28.7 percent in 2011 from 29.3 percent in 2010. The lower gross profit margin for 2011 as compared to 2010 was due to the increases in raw material costs which were not completely offset by our price increases implemented in 2011.

The lower gross profit margin for 2010 as compared to 2009 was primarily driven by the higher raw material costs which more than offset the benefits from increased sales volume and product pricing.

Selling, general and administrative (SG&A) expenses:

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
SG&A	$318.0	$292.8	$264.1	8.6%	10.9%
Percent of net revenue	20.4%	21.6%	21.4%		

SG&A expenses increased $25.2 million in 2011 compared to 2010, but decreased as a percent of revenue to 20.4 percent in 2011 from 21.6 percent in 2010. The increased expense in 2011 was largely due to higher costs associated with adding resources to our sales and technical organizations, currency effects and a full year of the Revertex Finewaters business costs, which we acquired in 2010. We continue to invest in growth despite the sluggish economic environment.

SG&A expenses increased $28.7 million or 10.9 percent in 2010 compared to 2009. The increased expense compared to 2009 was primarily due to investments made in the sales and technical organizations to support future growth and the costs added from the Nordic and Revertex Finewaters acquisitions. In 2010, we recorded $2.5 million for the severance agreement (net of the expense reversal of forfeited equity compensation awards) for our former CEO. As a percent of net revenue, SG&A expense was 21.6 percent in 2010 and 21.4 percent in 2009.

Special Charges

($ in millions)	2011	2010	2009
Special Charges	$7.5	$—	$—

The 2011 special charges consist of $4.4 million for costs related to the pending acquisition of the global industrial adhesives business of Forbo Group and the EIMEA operating segment transformation project and $3.1 million for a foreign exchange option to hedge a portion of the acquisition price.

Asset impairment charges:

($ in millions)	2011	2010	2009
Asset impairment charges	$0.3	$8.8	$0.8

During 2011, we discontinued production of the polymer used in certain resin products that had been produced in our EIMEA operating segment. In accordance with accounting standards, we determined that the carrying amount of the trademarks and trade names used in these resin products was impaired. We calculated the fair value using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $0.3 million related to the impairment of trademarks and trade names used in the abandoned resin products.

In 2010 we exited our polysulfide-based insulating glass product line in Europe. In accordance with accounting standards, we determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $8.8 million to write-down the value of intangible assets.

In 2008 an $85.0 million impairment charge was taken as a reduction of the goodwill balance of the construction products operating segment. Final valuation work completed in 2009 resulted in an additional pre-tax charge of $0.8 million.

Other income (expense), net:

($ in millions)	2011	2010	2009
Other income (expense), net	$4.6	$2.6	$16.0

Interest income was $2.1 million in 2011 compared to $0.6 million in 2010 and $1.1 million in 2009. Higher interest rates in EIMEA and slightly higher average cash balances both contributed to the increased interest income in 2011 as compared to 2010 and 2009. The $18.8 million pre-tax gain from the Roanoke litigation settlement was recorded as other income in 2009. Currency transaction and remeasurement losses were $1.5 million, $0.1 million and $3.6 million in 2011, 2010 and 2009, respectively. Gains on disposal of fixed assets were $2.4 million, $1.6 million and $0.4 million in 2011, 2010 and 2009, respectively.

Interest expense:

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Interest expense	$10.8	$10.4	$7.7	3.8%	34.7%

Interest expense was slightly higher in 2011 compared to 2010 due to higher interest rates partially offset by lower average debt levels.

The higher interest expense in 2010 compared to 2009 was due to both the higher average debt levels in 2010 as well as higher interest rates on the mix of debt.

Income taxes:

($ in millions)	2011	2010	2009
Income taxes	$35.0	$25.3	$36.7
Effective tax rate	30.4%	28.9%	32.0%

Income tax expense in 2011 of $35.0 million included $1.6 million of discrete tax expense in both the U.S. and foreign jurisdictions. Excluding discrete items, the overall effective tax rate decreased by 2.4 percentage points in 2011 as compared to the 2010 rate without discrete tax benefits and charges associated with the polysulfide-based insulating glass product line exit. The decrease in the tax rate is principally due to a change in the geographic mix of pre-tax earnings and the impact of foreign tax credits in the U.S. as compared to 2010.

Income tax expense in 2010 of $25.3 million included $2.9 million of discrete tax benefits in both the U.S. and foreign jurisdictions and $3.0 million of tax benefit related to the $11.4 million of charges associated with the polysulfide-based insulating glass product line exit. Excluding these two items, the overall effective tax rate decreased by 1.4 percentage points in 2010 as compared to the 2009 rate without discrete tax benefits and the tax impact of the Roanoke litigation settlement.

Income from equity method investments:

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Income from equity method investments	$9.0	$8.0	$5.8	12.5%	38.2%

The income from equity method investments relates to our 50 percent ownership of the Sekisui-Fuller joint venture in Japan. The results reflect the higher net income recorded by the joint venture in 2011 compared to 2010 and 2009 due mainly to increased sales volume.

Net (income) loss attributable to non-controlling interests:

($ in millions)	2011	2010	2009
Net (income) loss attributable to non-controlling interests	$0.1	$0.5	$—

Net (income) loss attributable to non-controlling interests relates to the 20 percent holding that Sekisui Chemical had in our China entities and the 10 percent redeemable non-controlling interest in HBF Turkey.

At the end of 2011, we repurchased the 20 percent holding that Sekisui Chemical had in our China entities.

Net income attributable to H.B. Fuller:

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Net income attributable to H.B. Fuller	$89.1	$70.9	$83.7	25.7%	(15.3)%
Percent of net revenue	5.7%	5.2%	6.8%		

The 2011 net income attributable to H.B. Fuller of $89.1 million was 25.7 percent higher than the $70.9 million in 2010. The earnings per share, on a diluted basis, was $1.79 per share for 2011 and $1.43 per share for 2010. The $89.1 million reported for 2011 included after-tax special charges of $5.8 million ($0.11 per diluted share).

The 2010 net income attributable to H.B. Fuller included $8.4 million ($0.17 per diluted share) of after-tax charges related to exiting the polysulfide insulating glass product line in Europe. The $83.7 million reported for 2009 included an $11.8 million ($0.24 per diluted share) after-tax gain related to the litigation settlement with the Roanoke Companies Group.

Operating Segment Results

Through the first quarter of 2011, we managed our business based on four primary geographic regions: North America, EIMEA, Latin America and Asia Pacific which were our reportable segments for SEC disclosure purposes. The change in our CEO at the end of fiscal 2010 resulted in a review of our management reporting structure. Changes in the reporting structure, during the second quarter of 2011, required us to conduct an operating segment assessment in accordance with ASC Topic 280 "Segment Reporting", to determine our reportable segments. The conclusion of the assessment is that we now have six reportable segments: North America Adhesives, Construction Products, EIMEA, Latin America Adhesives, Latin America Paints and Asia Pacific.

We are required to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. For segment evaluation by the chief operating decision maker, segment operating income is defined as gross profit less SG&A expenses. Segment operating income excludes special charges and asset impairment charges. Inter-segment revenues are recorded at cost plus a markup for administrative costs. Corporate expenses are fully allocated to each operating segment. The pricing/sales volume variance is viewed as organic growth. The tables below provide certain information regarding the net revenue and segment operating income of each of our operating segments and prior periods have been restated to reflect the new segment presentation.

Net Revenue by Segment:

($ in millions)	2011 Net Revenue	2011 % of Total	2010 Net Revenue	2010 % of Total	2009 Net Revenue	2009 % of Total
North America Adhesives	**$ 489.9**	**32%**	$ 445.0	33%	$ 416.7	34%
Construction Products	**134.6**	**9%**	122.2	9%	116.1	9%
EIMEA	**473.7**	**30%**	404.8	30%	365.3	29%
Latin America Adhesives	**145.7**	**9%**	128.3	10%	116.5	10%
Latin America Paints	**115.0**	**7%**	101.0	7%	100.3	8%
Asia Pacific	**198.7**	**13%**	154.9	11%	119.8	10%
Total	**$1,557.6**	**100%**	$1,356.2	100%	$1,234.7	100%

Segment Operating Income:

($ in millions)	2011 Operating Income	2011 % of Total	2010 Operating Income	2010 % of Total	2009 Operating Income	2009 % of Total
North America Adhesives	**$ 75.4**	**59%**	$ 70.4	67%	$ 69.2	64%
Construction Products	**3.5**	**3%**	2.6	3%	0.9	1%
EIMEA	**26.3**	**20%**	14.0	13%	22.9	22%
Latin America Adhesives	**8.2**	**6%**	7.1	7%	8.7	8%
Latin America Paints	**7.0**	**5%**	4.2	4%	1.0	1%
Asia Pacific	**8.6**	**7%**	6.0	6%	4.4	4%
Total	**$129.0**	**100%**	$104.3	100%	$107.1	100%

The following table provides a reconciliation of segment operating income to income before income taxes and income from equity method investments, as reported on the Consolidated Statements of Income.

($ in millions)	2011	2010	2009
Segment operating income	**$129.0**	$104.3	$107.1
Special charges	**(7.5)**	—	—
Asset impairment charges	**(0.3)**	(8.8)	(0.8)
Other income, net	**4.6**	2.6	16.0
Interest expense	**(10.8)**	(10.4)	(7.7)
Income before income taxes and income from equity method investments	**$115.0**	$ 87.7	$114.6

North America Adhesives

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Net revenue	$489.9	$445.0	$416.7	10.1%	6.8%
Segment operating income	$ 75.4	$ 70.4	$ 69.2	7.2%	1.7%
Segment profit margin %	15.4%	15.8%	16.6%		

The following tables provide details of North America Adhesives net revenue variances:

	2011 vs 2010	2010 vs 2009
Organic growth	9.6%	5.9%
Currency	0.5%	0.9%
Total	10.1%	6.8%

Net revenue increased 10.1 percent in 2011 compared to 2010. Organic sales growth of 9.6 percent was driven by increased average selling prices offset by lower sales volume compared to last year. The extra week added approximately 2 percent to the 2011 net revenue as compared to 2010. Raw material costs continued to increase as the global demand for feedstocks which are the basis of many of our raw materials, continued to increase. This resulted in a significant increase in our raw material costs in 2011. Despite implementing selling price increases and reducing manufacturing expenses, we have not been able to completely offset the rising raw material costs. As a result, gross margin decreased slightly in 2011 compared to 2010. SG&A expenses increased in 2011 as compared to 2010 but at a lower percentage rate than the increase in net revenue. Segment operating income increased 7.2 percent in 2011 compared to 2010 as a result of net revenue growth and the control of manufacturing and SG&A expenses. Segment operating income as a percent of net revenue was 15.4 percent in 2011 compared to 15.8 percent in 2010.

Net revenue increased 6.8 percent in 2010 compared to 2009. Organic sales growth was 5.9 percent compared to 2009 resulting from increases in both sales volumes and average selling prices. The sales volume increased as a result of a stronger economy in 2010 compared to a recession-burdened 2009 and new business won in the year. The average selling prices increased as a result of pricing actions taken during 2010. Raw material shortages and corresponding price hikes throughout 2010 caused an increase in raw material costs and a decline in gross profit margins in 2010 as compared to 2009. SG&A expense as a percent of net revenue was relatively flat year over year which contributed to the 1.7 percent increase in segment operating income in 2010 as compared to 2009. Segment operating income as a percent of net revenue was 15.8 percent in 2010 compared to 16.6 percent in 2009.

Construction Products

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Net revenue	$134.6	$122.2	$116.1	10.1%	5.2%
Segment operating income	$ 3.5	$ 2.6	$ 0.9	33.1%	183.7%
Segment profit margin %	2.6%	2.2%	0.8%		

The following tables provide details of Construction Products net revenue variances:

	2011 vs 2010	2010 vs 2009
Organic growth	10.1%	5.2%

Net revenue increased 10.1 percent in 2011 compared to 2010 due to sales increases in the retail and distribution channels. Higher sales volume and to a lesser extent higher average selling price drove the increase in net revenue compared to the prior year. The extra week added approximately 2 percent to the 2011 net revenue as compared to 2010. Selling price increases were not enough to completely offset the increases in raw material costs and as a result our gross profit margins declined slightly in 2011 compared to 2010. SG&A expenses increased in 2011 as compared to 2010 but at a lower percentage rate than the increase in net revenue. Net revenue growth was the primary driver of the 33.1 percent increase in segment operating income in 2011 compared to 2010. Segment operating income as a percent of net revenue was 2.6 percent in 2011 compared to 2.2 percent in 2010.

The 5.2 percent increase in net revenue in 2010 compared to 2009 was driven by increased sales volume from the stabilizing economy and new business, especially in our retail products. The residential construction market in the U.S. began to stabilize in the first half of 2010 then moderating conditions during the second half of the year slowed sales momentum. Gross profit margins were flat in 2010 compared to 2009 as the Construction Products operating segment was not significantly impacted by raw materials shortages. In addition, reformulations and other efforts dampened the impact of raw material price increases. The increase in sales volume contributed to segment operating income increasing 183.7 percent in 2010 compared to 2009 as SG&A expenses were flat year over year. Segment operating income as a percent of net revenue was 2.2 percent in 2010 compared to 0.8 in 2009.

EIMEA

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Net revenue	$473.7	$404.8	$365.3	17.0%	10.8%
Segment operating income	$ 26.3	$ 14.0	$ 22.9	88.3%	(39.1)%
Segment profit margin %	5.5%	3.4%	6.3%		

The following table provides details of the EIMEA net revenue variances:

	2011 vs 2010	2010 vs 2009
Organic growth	11.7%	13.8%
Currency	5.3%	(3.9)%
Acquisitions	0.0%	0.9%
Total	17.0%	10.8%

Net revenue increased 17.0 percent in 2011 compared to 2010. Both higher average selling prices and sales volume contributed to the 11.7 percent increase in organic sales growth. The extra week added approximately 2 percent to the 2011 net revenue as compared to 2010. The stronger Euro in 2011 as compared to 2010 had a favorable 5.3 percent impact on net revenue. Gross profit margin increased slightly in 2011 compared to 2010 as higher average selling prices offset increased raw material costs and lower margin polymer and windows product lines were eliminated. SG&A expenses increased in 2011 as compared to 2010 but at a lower percentage than the increase in net revenue. In 2010 segment operating income included a $2.6 million charge related to the exit of the polysulfide-based insulating glass product line and a $1.8 million charge related to a product liability claim. Net revenue growth and the non-recurring charges included in 2010 were the primary drivers of the 88.3 percent increased segment operating income in 2011 compared to 2010. The increase in gross profit margin and the lower rate of growth in SG&A expenses also contributed to the increase. Segment operating income as a percent of net revenue was 5.5 percent in 2011 compared to 3.4 percent in 2010.

Net revenue increased 10.8 percent in 2010 compared to 2009. Organic sales growth was 13.8 percent in 2010 compared to 2009 resulting from market share gains and improved end market demand. The stronger U.S. dollar in 2010 as compared to 2009 had a negative 3.9 percent impact on net revenue. Raw material costs increased rapidly during 2010 and sales price increases were not enough to offset the increased cost of raw materials. Cost of sales also included a $1.8 million charge related to the exiting of the polysulfide-based insulating glass product line recorded in 2010. The increased cost of raw materials and the charge for exiting our polysulfide-based insulating glass product line resulted in a decrease in the gross profit margin compared to 2009. SG&A expenses increased in 2010 as compared to 2009 largely due to higher costs associated with adding resources to our sales and technical organizations, a $1.8 million charge related to a product liability claim and a $0.8 million charge related to exiting of the polysulfide-based insulating glass product line. The combination of higher raw material costs, the polysulfide-based insulating glass product line exit charges and the increase in SG&A expense led to a 39.1 percent decrease in segment operating income in 2010 compared to 2009. Segment operating income as a percent of net revenue was 3.4 percent in 2010 compared to 6.3 percent in 2009.

Latin America Adhesives

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Net revenue	$145.7	$128.3	$116.5	13.5%	10.2%
Segment operating income	8.2	7.1	8.7	14.5%	(17.7)%
Segment profit margin %	5.6%	5.6%	7.5%		

The following table provides details of Latin America Adhesives net revenue variances:

	2011 vs 2010	2010 vs 2009
Organic growth	13.5%	10.2%

Net revenue increased 13.5 percent in 2011 compared to 2010. The net revenue growth was driven by increased average selling prices and better economic conditions in Latin America. The extra week added approximately 2 percent to the 2011 net revenue as compared to 2010. The gross profit margin decreased in 2011 compared to 2010 due to the significant increase in raw material costs. Pricing actions taken in 2011 helped offset the increasing raw material costs. SG&A expenses increased in 2011 compared to 2010 at a slower pace than the increase in net revenue. Net revenue growth was the primary driver of the 14.5 percent increase in segment operating income in 2011 compared to 2010. Segment operating income as a percent of net revenue was 5.6 percent in both 2011 and 2010.

Net revenue increased 10.2 percent in 2010 compared to 2009. The net revenue growth can be attributed to improved economic conditions in Latin America as well as increases in market share. The gross profit margin decreased in 2010 compared to 2009 due to the significant increase in raw material costs as supply shortages caused raw material costs to increase. SG&A expenses increased from the prior year at a slightly higher percentage than the increase in revenue. The decrease in gross profit margin and higher SG&A expenses were the key factors in a 17.7 percent decrease in segment operating income compared to last year. Segment operating income as a percent of net revenue was 5.6 percent in 2010 compared to 7.5 percent in 2009.

Latin America Paints

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Net revenue	$115.0	$101.0	$100.3	13.9%	0.7%
Segment operating income	7.0	4.2	1.0	67.5%	318.7%
Segment profit margin %	6.1%	4.1%	1.0%		

The following table provides details of Latin America Paints net revenue variances:

	2011 vs 2010	2010 vs 2009
Organic growth	13.9%	0.7%

Net revenue increased 13.9 percent in 2011 compared to 2010. The net revenue growth was driven by increases in average selling prices, better economic conditions in Central America and customer expansion. The extra week added approximately 2 percent to the 2011 net revenue as compared to 2010. The gross profit margin decreased year over year due to significant increases in raw material costs. The net revenue increase was the main driver of improved segment operating income for 2011 compared to 2010. Segment operating income as a percent of net revenue was 6.1 percent in 2011 compared to 4.1 percent in 2010.

Net revenue increased 0.7 percent in 2010 compared to 2009. The net revenue growth was driven by increases in average selling prices offset by lower sales volume compared to the prior year. The second half of 2010 showed stronger organic sales growth compared to the first half of the year. A key component in the second half growth was the sales results in Honduras, which experienced political instability in 2009. The gross profit margin increased year over year due to a favorable mix of sales as well as the impact from selling price increases. The improved margin was the main driver of improved segment operating income for 2010 compared to 2009. Segment operating income as a percent of net revenue was 4.1 percent in 2010 compared to 1.0 percent in 2009.

Asia Pacific

($ in millions)	2011	2010	2009	2011 vs 2010	2010 vs 2009
Net revenue	$198.7	$154.9	$119.8	28.3%	29.3%
Segment operating income	$ 8.6	$ 6.0	$ 4.4	43.1%	36.0%
Segment profit margin %	4.3%	3.9%	3.7%		

The following table provides details of Asia Pacific net revenue variances:

	2011 vs 2010	2010 vs 2009
Organic growth	12.5%	9.9%
Currency	8.6%	10.8%
Acquisitions	7.2%	8.6%
Total	28.3%	29.3%

Net revenue increased 28.3 percent in 2011 compared to 2010. The net revenue growth was the result of the expansion and investments we have been making in this operating segment. Both average selling prices and sales volume contributed to the 12.5 percent increase in organic sales growth. The extra week added approximately 2 percent to the 2011 net revenue as compared to 2010. Our acquisition of Revertex Finewaters in Malaysia added 7.2 percent to the net revenue growth for the year. Positive currency effects contributed 8.6 percent to the net revenue growth in 2011. The currency effect was driven largely by the strengthening of the Australian dollar as compared to the U.S. dollar. SG&A expenses were higher in 2011 compared to 2010 due to the additional investments made in sales, marketing and technical personnel to support the business growth and a full year results of Revertex Finewaters. Segment operating income increased 43.1 percent in 2011 compared to 2010 primarily due to the increase in net revenue. Segment operating income as a percent of net revenue was 4.3 percent in 2011 as compared to 3.9 percent in 2010.

Net revenue increased 29.3 percent in 2010 compared to 2009. The growth in net revenue was related to a recovery in economic activity, new business generated in the region and the benefit of our acquisition of Revertex Finewaters in Malaysia. Organic sales growth was 9.9 percent in 2010 compared to 2009. The Revertex Finewaters acquisition accounted for an 8.6 percent increase in net revenue. Positive currency effects contributed 10.8 percent to the net revenue growth in 2010. The currency effect was driven largely by the strengthening of the Australian dollar as compared to the U.S. dollar. SG&A expenses were higher in 2010 compared to 2009 due to additional expenses for the Malaysia acquisition and investments made in sales and marketing. Segment operating income increased 36.0 percent in 2010 compared to 2009. This was due to the increase in net revenue which was somewhat offset by the increase in SG&A expenses. Segment operating income as a percent of net revenue was 3.9 percent in 2010 as compared to 3.7 percent in 2009.

Financial Condition, Liquidity and Capital Resources

Total cash and cash equivalents as of December 3, 2011 were $156.1 million as compared to $133.3 million as of November 27, 2010. Total long and short-term debt was $232.3 million as of December 3, 2011 and $250.7 million as of November 27, 2010.

We believe that the combination of cash flows from operating activities and our borrowing facilities will be adequate to meet our ongoing liquidity and capital expenditure needs.

Our credit agreements include restrictive covenants that, if not met, could lead to a renegotiation of our credit lines and a significant increase in our cost of financing. At December 3, 2011, we were in compliance with all covenants of our contractual obligations.

Covenant	Debt Instrument	Measurement	Result as of December 3, 2011
TTM EBITDA / TTM Interest Expense	Revolving Credit Facility and Term Loan	Not less than 2.5	16.3
Total Indebtedness / TTM EBITDA	Revolving Credit Facility and Term Loan	Not greater than 3.5	1.3
TTM EBITDA / TTM Interest Expense	Private Placement	Not less than 2.5	16.3
Total Indebtedness / TTM EBITDA	Private Placement	Not greater than 3.5	1.3

TTM = trailing 12 months
EBITDA for the revolving credit facility and term loan is defined as net income attributable to H.B. Fuller plus asset impairment charges plus interest expense plus income tax expense plus depreciation and amortization expense.

EBITDA for the private placement is defined as net income attributable to H.B. Fuller plus interest expense plus income tax expense plus depreciation and amortization expense.

Total Indebtedness for the revolving credit facility, term loan and private placement is defined as notes payable plus current maturities of long-term debt, plus long-term debt excluding current maturities, less long-term debt due to interest rate swap agreements, plus maximum letters of credit drawing amount. As of December 3, 2011 the maximum letters of credit drawing amount was $1.7 million.

We believe we have the ability to meet all of our contractual obligations and commitments in fiscal 2012.

Net Financial Assets

($ in millions)	2011	2010
Financial Assets:		
Cash and cash equivalents	**$156.1**	$133.3
Debt:		
Notes Payable	**28.3**	27.2
Long-term debt	**204.0**	223.5
Total debt (including current maturities)	**232.3**	250.7
Net financial debt	**$ 76.2**	$117.4

Of the $156.1 million in cash and cash equivalents as of December 3, 2011, $137.3 million was held outside the U.S. Of the $137.3 million of cash held outside the U.S., earnings on $124.0 million are permanently reinvested outside of the U.S. It is not practical for us to determine the U.S. tax implications of the repatriation of these funds.

There are no contractual or regulatory restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds in the form of cash dividends, loans or advances to us, except for: 1) a credit facility limitation restricting investments, loans, advances or capital contributions from the U.S. parent corporation and construction products subsidiaries in excess of $25 million, 2) a credit facility limitation that provides total investments, loans or advances with all subsidiaries shall not exceed $75 million in the aggregate and 3) typical statutory restrictions, which prohibit distributions in excess of net capital or similar tests. Additionally, we have taken the income tax position the majority of our cash in non-U.S. locations is permanently reinvested.

We rely on operating cash flow, short-term borrowings and long-term debt to provide for the working capital needs of our operations. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future.

Debt Outstanding and Debt Capacity

Notes Payable: Notes payable were $28.3 million at December 3, 2011. This amount mainly represented various short-term borrowings that were not part of committed lines. The weighted-average interest rates on these short-term borrowings were 11.3 and 8.6 percent in 2011 and 2010, respectively.

Long-Term Debt: Long-term debt consisted of senior notes and a term loan. The Series A and Series B senior notes bear a fixed interest rate of 5.13 percent and mature in fiscal year 2017. The Series C and Series D senior notes bear a fixed interest rate of 5.61 percent and mature in fiscal year 2020. We are subject to prepayment penalties on our senior notes. As of December 3, 2011, "make-whole" premiums were estimated to be, if the entire debt were paid off, $44.1 million. We currently have no intention to prepay any senior notes. The term loan matures in 2013. There are no prepayment penalties on the term loan. See the discussion below regarding borrowings on our lines of credit.

We executed interest rate swap agreements for the purpose of obtaining a floating rate of interest on $75 million of the $150.0 million senior notes. We have designated the $75 million of senior note debt as the hedged item in a fair value hedge. As required by the accounting standards, we recorded an asset for the fair value of the interest rate swaps (hedging instruments) totaling $7.4 million and recognized a liability of $7.1 million for change in the fair value of the senior notes attributable to the change in the risk being hedged. This calculation resulted in $157.1 million being recorded in long-term debt as of December 3, 2011. For further information related to long-term debt see Note 7 to Consolidated Financial Statements.

Lines of Credit: We have a $200.0 million revolving credit agreement with a consortium of financial institutions at December 3, 2011. This credit agreement creates an unsecured multi-currency revolving credit facility that we can draw upon for general corporate purposes. The credit agreement also contains an accordion feature, which allows us to increase the aggregate credit facility size to up to $275.0 million. Exercise of the accordion feature requires the approval of the consortium of financial institutions. Interest is payable at the London Interbank Offered Rate (LIBOR) plus 1.95 percent. A facility fee of 0.30 percent is payable quarterly. Both the interest rate and the facility fee percentage are based on a rating grid. The credit facility expires on June 19, 2013. As of December 3, 2011, our committed lines of credit were undrawn.

Goodwill and Other Intangible Assets

As of December 3, 2011, goodwill totaled $114.9 million (9 percent of total assets) and other intangible assets, net of accumulated amortization, totaled $126.7 million (10 percent of total assets).

The components of goodwill and other identifiable intangible assets, net of amortization, by segment (Latin America Paints does not have goodwill or other identifiable intangible assets), at December 3, 2011 follow:

($ in millions)	North America Adhesives	Construction Products	EIMEA	Latin America Adhesives	Asia Pacific	Total
Goodwill	$27.5	$13.3	$47.9	$ 5.5	$20.7	$114.9
Purchased technology & patents	4.1	—	3.8	—	—	7.9
Customer relationships	—	93.6	14.8	—	—	108.4
Other finite-lived intangible assets[1]	1.1	8.7	—	—	—	9.8
Indefinite-lived intangible assets[2]	—	—	0.6	—	—	0.6

1 Other finite-lived intangible assets are related to North America Adhesives and Construction Products operating segment trademarks.

2 Indefinite-lived intangible assets are related to EIMEA operating segment trademarks.

Selected Metrics of Liquidity and Capital Resources

Key metrics we monitor are net working capital as a percent of annualized net revenue, trade account receivable days sales outstanding (DSO), inventory days on hand, free cash flow and debt capitalization ratio.

	December 3, 2011	November 27, 2010
Net working capital as a percentage of annualized net revenue[1]	16.3%	16.7%
Accounts receivable DSO[2]	54 Days	55 Days
Inventory days on hand[3]	45 Days	44 Days
Free cash flow[4]	$51.9 million	$24.3 million
Debt capitalization ratio[5]	24.8%	28.4%

1 Current quarter net working capital (trade receivables, net of allowance for doubtful accounts plus inventory minus trade payables) divided by annualized net revenue (current quarter, adjusted for extra week, multiplied by four).

2 Trade receivables net of allowance for doubtful accounts multiplied by 63 (9 weeks) for 2011 and 56 (8 weeks) for 2010 and divided by the net revenue for the last 2 months of the quarter.

3 Total inventory multiplied by 63 for 2011 and 56 for 2010 and divided by cost of sales (excluding delivery costs) for the last 2 months of the quarter.

4 Net cash provided by operations less purchased property, plant and equipment and dividends paid.

5 Total debt divided by (total debt plus total stockholders' equity).

Another key metric is the return on invested capital, or ROIC. The calculation is represented by total return divided by total invested capital.

- Total return is defined as: gross profit less SG&A expenses, less taxes at the effective tax rate plus income from equity method investments. Total return is calculated using trailing 12 month information.
- Total invested capital is defined as the sum of notes payable, current maturities of long-term debt, long-term debt, redeemable non-controlling interest and total equity.

ROIC was introduced because we believe it provides a true measure of return on capital invested. We believe it is an effective way to internally measure performance and it is focused on the long term. The ROIC calculated at December 3, 2011 was 10.5 percent and at November 27, 2010 was 9.5 percent. The following table shows the ROIC calculation as of December 3, 2011 and November 27, 2010 based on the definition above:

($ in millions)	Trailing 12 months as of December 3, 2011	Trailing 12 months as of November 27, 2010
Gross profit	$ 447.1	$ 399.0
Selling, general and administrative expenses	(318.0)	(292.0)
Income taxes at effective rate	(38.8)	(30.5)
Income from equity method investments	9.0	8.0
Total return	$ 99.2	$ 84.5
Total invested capital	941.8	885.1
Return on invested capital	10.5%	9.5%

Summary of Cash Flows

Cash Flows from Operating Activities:

($ in millions)	2011	2010	2009
Net cash provided by operating activities	$102.5	$74.1	$71.4

Net income including non-controlling interest was $89.0 million in 2011, $70.4 million in 2010 and $83.7 million in 2009. Changes in net working capital (trade receivables, inventory and accounts payable) accounted for a use of cash of $21.5 million in 2011, a use of cash of $31.4 million in 2010 and a source of cash of $19.5 million in 2009. Following is an assessment of each of the net working capital components:

- Trade Receivables, net—Changes in trade receivables resulted in a $21.9 million use of cash in 2011 as compared to a $17.5 million use of cash in 2010 and a $15.7 million source of cash in 2009. The higher sales activity was the primary reason for the increase in trade receivables in 2011. The DSO was 54 days at December 3, 2011, 55 days at November 27, 2010 and 53 days at November 28, 2009.
- Inventory—Changes in inventory resulted in a $13.0 million use of cash in 2011 as compared to a use of cash of $5.2 million in 2010 and a source of cash of $35.7 million in 2009. Inventory days on hand were 45 days at the end of 2011 as compared to 44 days and 46 days at the end of 2010 and 2009, respectively. Through the first three quarters of 2011 inventory increases had resulted in a use of cash of $46.5 million driven by higher raw material costs and purchasing certain raw materials based on availability rather than on forecasted usage. In the fourth quarter inventories were managed down, providing a strong boost to the fourth quarter cash flow.
- Trade Payables—Changes in trade payables resulted in a source of cash of $13.3 million in 2011 and a use of cash of $8.8 million and $31.9 million in 2010 and 2009, respectively. The trade payables had increased through the first three quarters of 2011, resulting in a $33.0 million source of cash, and then decreased in the fourth quarter in conjunction with the decrease in inventory.

Contributions to our pension and other postretirement benefit plans were $11.9 million, $15.1 million and $143.9 million in 2011, 2010 and 2009, respectively. The 2009 funding was related to our decision to make additional contributions of $85.0 million to our U.S. defined benefit pension plan and $50.0 million to our German plan. These additional contributions brought both plans to essentially a fully-funded status at November 28, 2009 and enabled us to avoid a large increase in pension expense in 2010. Changes in deferred income taxes resulted in a source of cash of $5.4 million in 2011 compared to a source of cash of $9.3 million in 2010 and a source of cash of $34.0 million in 2009. The funding of our pension plans was the primary reason for the $34.0 million source of cash from changes in deferred income taxes in 2009.

Cash Flows from Investing Activities:

($ in millions)	2011	2010	2009
Net cash used in investing activities	$(38.7)	$(60.1)	$(25.8)

Purchases of property plant and equipment were $36.0 million in 2011 as compared to $35.9 million in 2010 and $22.7 million in 2009. The construction of the new manufacturing plant in India accounted for $6.0 million of the 2011 spending. Other significant purchases of property plant and equipment in 2011 were capacity additions and manufacturing upgrades in North America, Europe and Asia Pacific and information technology enhancements. The amount of capital spending correlates to our belief that we have the production capacity in place for current and ongoing operations. We do not anticipate significant repair and maintenance activities on existing property, plant and equipment as a result of current or past capital spending policies.

In 2011, we acquired the principal assets and certain liabilities of Liquamelt Corp. for $6.0 million. In 2010 we acquired the outstanding shares of Revertex Finewaters for $26.8 million, net of cash acquired and we paid the first year earn out of Nordic Adhesive Technology of $0.8 million. In 2009 we acquired the outstanding shares of Nordic Adhesive Technology for $4.2 million, net of cash acquired. See Note 2 to the Consolidated Financial Statements for further information on acquisitions.

Cash Flows from Financing Activities:

($ in millions)	2011	2010	2009
Net cash provided by (used in) financing activities	$(42.8)	$24.4	$(39.0)

Long-term debt proceeds of $218.0 million and payments of $240.5 million, netted to a use of cash of $22.5 million in 2011. In 2010, long-term debt proceeds of $345.0 million and payments of $329.6 million, including the final $25.0 million annual repayment of the 1998 private placement debt, netted to a source of cash of $15.4 million. Included in the 2010 proceeds of long-term debt is our November 13, 2009 note purchase agreement under which we issued $150.0 million in aggregate principal amount of senior unsecured notes. The note purchase agreement was funded in the first quarter of 2010. In 2011 we repurchased the 20 percent non-controlling interest that Sekisui Chemical held in our China entities for $8.6 million. Cash generated from the exercise of stock options was $7.7 million in 2011, $4.0 million in 2010 and $0.8 million in 2009. The increase in 2011 compared to 2010 and 2009 was mainly due to exercises by our former CEO as his departure required the exercise of certain stock option awards and higher average stock price. Repurchases of common stock were $8.5 million in 2011 compared to $0.4 million in both 2010 and 2009. The higher 2011 repurchases of common stock were primarily due to the $7.5 million from our 2010 share repurchase program.

Contractual Obligations

Due dates and amounts of contractual obligations follow:

	Payments Due by Period				
($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$204.0	$24.4	$22.5	$ —	$157.1
Interest payable on long-term debt[1]	52.8	7.1	13.3	14.8	17.6
Operating leases	14.5	6.4	6.4	1.4	0.3
Pension contributions[2]	6.3	6.3	—	—	—
Purchase obligation contracts[3]	9.4	4.5	4.9	—	—
Total contractual obligations	$287.0	$48.7	$47.1	$16.2	$175.0

1 Some of our interest obligations on long-term debt are variable based on LIBOR. Interest payable for the variable portion is estimated based on a forward LIBOR curve.

2 Pension contributions are only included for fiscal 2012. We have not determined our pension funding obligations beyond 2012 and thus, any potential future contributions have been excluded from the table.

3 Represents a contract to provide us with information technology services. See Note 12 to Consolidated Financial Statements for further information.

We expect to make cash outlays in the future related to uncertain tax positions. However, due to the uncertainty of the timing of future cash flows, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, gross unrecognized tax benefits of $6.2 million as of December 3, 2011, have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits see Note 8 to Consolidated Financial Statements.

We expect 2012 capital expenditures to be approximately $40 million.

Off-Balance Sheet Arrangements

There are no relationships with any unconsolidated, special-purpose entities or financial partnerships established for the purpose of facilitating off-balance sheet financial arrangements.

Recently Issued Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for information concerning new accounting standards and the impact of the implementation of these standards on our financial statements.

Forward-Looking Statements and Risk Factors

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" (including the negative or variations thereof) and other expressions that indicate future events and trends. These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are in turn based upon internal estimates and analyses of current market conditions and trends, our plans and strategies, economic conditions and other factors. These plans and expectations and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. In addition to the factors described in this report, Item 1A. Risk Factors identifies some of the important factors that could cause our actual results to differ materially from those in any such forward-looking statements. In order to comply with the terms of the safe harbor, we have identified these important factors which could affect our financial performance and could cause our actual results for future periods to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. These factors should be considered, together with any similar risk factors or other cautionary language that may be made elsewhere in this Annual Report on Form 10-K.

The list of important factors in Item 1A. Risk Factors does not necessarily present in order of importance. This disclosure, including that under "Forward-Looking Statements and Risk Factors," and other forward-looking statements and related disclosures made by us in this report and elsewhere from time to time, represents our best judgment as of the date the information is given. We do not undertake responsibility for updating any of such information, whether as a result of new information, future events, or otherwise, except as required by law. Investors are advised, however, to consult any further public company disclosures (such as in filings with the SEC or in our press releases) on related subjects.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk: We are exposed to various market risks, including changes in interest rates, foreign currency rates and prices of raw materials. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Our financial performance has been, and may continue to be, negatively affected by unfavorable economic conditions. Continued or further recessionary economic conditions may have an adverse impact on our sales volumes, pricing levels and profitability. As domestic and international economic conditions change, trends in discretionary consumer spending also become unpredictable and subject to reductions due to uncertainties about the future. A general reduction in consumer discretionary spending due to a recession in the domestic and international economies, or uncertainties regarding future economic prospects, could have a material adverse effect on our results of operations.

Interest Rate Risk: Exposure to changes in interest rates results primarily from borrowing activities used to fund operations. Committed floating rate credit facilities are used to fund a portion of operations. We believe that probable near-term changes in interest rates would not materially affect financial condition, results of operations or cash flows. The annual impact on interest expense of a one-percentage point interest rate change on the outstanding balance of our variable rate debt as of December 3, 2011 would be approximately $1.6 million or $0.02 per diluted share.

Foreign Exchange Risk: As a result of being a global enterprise, there is exposure to market risks from changes in foreign currency exchange rates, which may adversely affect operating results and financial condition. Approximately 61 percent of net revenue was generated outside of the United States in 2011. Principal foreign currency exposures relate to the Euro, Canadian dollar, Australian dollar, British pound sterling, Japanese yen, Swiss franc, Argentine peso, Brazilian real, Chilean peso, Colombian peso, Costa Rican colon, Chinese renminbi, Honduran lempira, Indian rupee and Mexican peso.

Our objective is to balance, where possible, local currency denominated assets to local currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We enter into cross border transactions through importing and exporting goods to and from different countries and locations. These transactions generate foreign exchange risk as they create assets, liabilities and cash flows in currencies other than the local currency. This also applies to services provided and other cross border agreements among subsidiaries.

We take steps to minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. We do not enter into any speculative positions with regard to derivative instruments.

From a sensitivity analysis viewpoint, based on 2011 financial results and foreign currency balance sheet positions as of December 3, 2011, a hypothetical overall 10 percent change in the U.S. dollar would have resulted in a change in net income of approximately $4.0 million or $0.08 per diluted share.

Raw Materials: The principal raw materials used to manufacture products include resins, polymers, synthetic rubbers, vinyl acetate monomer and plasticizers. We generally avoid sole source supplier arrangements for raw materials. While alternate supplies of most key raw materials are available, unplanned supplier production outages may lead to strained supply-demand situations for several key raw materials such as ethylene and propylene, several polymers and other petroleum derivatives such as waxes.

The purchase of raw materials is our largest expenditure. Our objective is to purchase raw materials that meet both our quality standards and production needs at the lowest total cost. Most raw materials are purchased on the open market or under contracts that limit the frequency but not the magnitude of price increases. In some cases, however, the risk of raw material price changes is managed by strategic sourcing agreements which limit price increases to increases in supplier feedstock costs, while requiring decreases as feedstock costs decline. The leverage of having substitute raw materials approved for use wherever possible is used to minimize the impact of possible price increases.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
H.B. Fuller Company:

We have audited the accompanying consolidated balance sheets of H.B. Fuller Company as of December 3, 2011 and November 27, 2010, and the related consolidated statements of income, total equity, and cash flows for each of the fiscal years in the three-year period ended December 3, 2011. We also have audited H.B. Fuller Company's internal control over financial reporting as of December 3, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). H.B. Fuller Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control of Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of H.B. Fuller Company as of December 3, 2011 and November 27, 2010, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 3, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, H.B. Fuller Company maintained, in all material respects, effective internal control over financial reporting as of December 3, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As disclosed in Note 1 to the consolidated financial statements, in fiscal 2010 the Company changed the manner in which it accounts for business combinations. Also, as disclosed in Note 1 to the consolidated financial statements, in fiscal 2009 the Company changed the date it uses to measure the funded status of its defined benefit pension and other postretirement plans.

/s/ KPMG LLP

Minneapolis, MN
January 27, 2012

CONSOLIDATED STATEMENTS OF INCOME
H.B. Fuller Company and Subsidiaries
(In thousands, except per share amounts)

	Fiscal Years		
	December 3, 2011	**November 27, 2010**	**November 28, 2009**
Net revenue	**$ 1,557,552**	$1,356,161	$1,234,659
Cost of sales	**(1,110,462)**	(958,980)	(863,357)
Gross profit	**447,090**	397,181	371,302
Selling, general and administrative expenses	**(318,046)**	(292,836)	(264,141)
Special charges	**(7,499)**	—	—
Asset impairment charges	**(332)**	(8,785)	(790)
Other income (expense), net	**4,590**	2,572	15,983
Interest expense	**(10,811)**	(10,414)	(7,734)
Income before income taxes and income from equity method investments	**114,992**	87,718	114,620
Income taxes	**(34,951)**	(25,307)	(36,728)
Income from equity method investments	**9,006**	8,008	5,794
Net income including non-controlling interests	**89,047**	70,419	83,686
Net (income) loss attributable to non-controlling interests	**58**	458	(32)
Net income attributable to H.B. Fuller	**$ 89,105**	$ 70,877	$ 83,654
Earnings per share attributable to H.B. Fuller common stockholders:			
Basic	**$ 1.82**	$ 1.46	$ 1.73
Diluted	**$ 1.79**	$ 1.43	$ 1.70
Weighted-average common shares outstanding:			
Basic	**48,991**	48,599	48,325
Diluted	**49,866**	49,608	49,117
Dividends declared per common share	**$ 0.295**	$ 0.278	$ 0.270

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
H.B. Fuller Company and Subsidiaries
(In thousands, except share and per share amounts)

	December 3, 2011	November 27, 2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 156,149**	$ 133,277
Trade receivables, net	**244,275**	221,020
Inventories	**135,993**	121,621
Other current assets	**60,173**	57,699
Total current assets	**596,590**	533,617
Property, plant and equipment, net	**255,883**	251,075
Goodwill	**114,895**	108,970
Other intangibles, net	**126,710**	131,517
Other assets	**133,631**	128,278
Total assets	**$1,227,709**	$1,153,457
Liabilities, redeemable non-controlling interest and total equity Current liabilities:		
Notes payable	**$ 28,310**	$ 27,243
Current maturities of long-term debt	**24,375**	22,500
Trade payables	**116,354**	102,107
Accrued compensation	**43,077**	45,645
Income taxes payable	**11,807**	4,931
Other accrued expenses	**31,062**	28,907
Total current liabilities	**254,985**	231,333
Long-term debt, excluding current maturities	**179,611**	200,978
Accrued pension liabilities	**41,166**	42,788
Other liabilities	**42,483**	43,968
Total liabilities	**518,245**	519,067
Commitments and contingencies	**—**	—
Redeemable non-controlling interest	**3,887**	—
Equity:		
H.B. Fuller stockholders' equity:		
Preferred stock (no shares outstanding) Shares authorized—10,045,900	**—**	—
Common stock, par value $1.00 per share, Shares authorized—160,000,000, Shares outstanding—49,449,579 and 49,194,251, for 2011 and 2010, respectively	**49,450**	49,194
Additional paid-in capital	**23,770**	22,701
Retained earnings	**720,989**	646,596
Accumulated other comprehensive income (loss)	**(89,005)**	(86,557)
Total H.B. Fuller stockholders' equity	**705,204**	631,934
Non-controlling interests	**373**	2,456
Total equity	**705,577**	634,390
Total liabilities, redeemable non-controlling interest and total equity	**$1,227,709**	$1,153,457

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF TOTAL EQUITY
H.B. Fuller Company and Subsidiaries
(In thousands)

	H.B. Fuller Company Shareholders					
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total
Balance at November 29, 2008	$48,448	$ 5,280	$518,937	$(37,054)	$ 2,843	$538,454
Net income including non- controlling interests			83,654		32	83,686
Foreign currency translation				66,758	13	66,771
Defined benefit pension plans adjustment, net of tax of $49,605				(88,629)		(88,629)
Interest rate swap, net of tax				(139)		(139)
Comprehensive Income						61,689
Effect of eliminating early measurement date for pension plans, net of tax of $116			29			29
Dividends			(13,169)			(13,169)
Stock option exercises	59	777				836
Share-based compensation plans other, net	176	6,388				6,564
Tax benefit on share-based compensation plans		201				201
Repurchases of common stock	(25)	(337)				(362)
Balance at November 28, 2009	48,658	12,309	589,451	(59,064)	2,888	594,242
Net income including non-controlling interests			70,877		(458)	70,419
Foreign currency translation				(28,666)	26	(28,640)
Defined benefit pension plans adjustment, net of tax of $(1,523)				1,142		1,142
Interest rate swap, net of tax				31		31
Comprehensive Income						42,952
Dividends			(13,732)			(13,732)
Stock option exercises	358	3,592				3,950
Share-based compensation plans other, net	196	6,650				6,846
Tax benefit on share-based compensation plans		509				509
Repurchases of common stock	(18)	(359)				(377)
Balance at November 27, 2010	49,194	22,701	646,596	(86,557)	2,456	634,390
Net income including non- controlling interests			89,105		(58)	89,047
Foreign currency translation				3,382	7	3,389
Defined benefit pension plans adjustment, net of tax of $3,603				(5,872)		(5,872)
Interest rate swaps, net of tax				42		42
Comprehensive Income						86,606
Dividends			(14,712)			(14,712)
Stock option exercises	528	7,169				7,697
Share-based compensation plans other, net	122	7,486				7,608
Tax benefit on share-based compensation plans		1,140				1,140
Repurchases of common stock	(394)	(8,116)				(8,510)
Repurchase of non-controlling interest		(6,610)			(1,990)	(8,600)
Redeemable non-controlling interest					(42)	(42)
Balance at December 3, 2011	$49,450	$23,770	$720,989	$(89,005)	$ 373	$705,577

See accompanying notes to consolidated financial statements.

H.B. FULLER COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Years		
	December 3, 2011	**November 27, 2010**	**November 28, 2009**
Cash flows from operating activities:			
Net income including non-controlling interests	**$ 89,047**	$ 70,419	$ 83,686
Adjustments to reconcile net income including non-controlling interests to net cash provided by operating activities:			
Depreciation	**31,054**	30,361	34,709
Amortization	**10,162**	10,839	12,038
Deferred income taxes	**5,405**	9,343	33,994
Income from equity method investments	**(9,006)**	(8,008)	(5,794)
Share-based compensation	**7,741**	6,405	5,668
Pension and other postretirement benefit plan contributions	**(11,851)**	(15,100)	(143,913)
Pension and other postretirement benefit plan income (expense)	**(1,769)**	8,102	1,092
Excess tax benefit from share-based compensation	**(1,140)**	(509)	(201)
Asset impairment charges	**332**	8,785	790
Change in assets and liabilities, net of effects of acquisitions:			
Trade receivables, net	**(21,862)**	(17,461)	15,691
Inventories	**(12,955)**	(5,190)	35,686
Other assets	**4,831**	(5,831)	15,948
Trade payables	**13,329**	(8,762)	(31,863)
Accrued compensation	**(2,720)**	2,626	17,706
Other accrued expenses	**2,161**	3,696	(744)
Income taxes payable	**6,495**	1,764	(14,455)
Other liabilities	**(5,325)**	(12,462)	(3,780)
Other	**(1,432)**	(4,949)	15,152
Net cash provided by operating activities	**102,497**	74,068	71,410
Cash flows from investing activities:			
Purchased property, plant and equipment	**(36,032)**	(35,910)	(22,738)
Purchased businesses, net of cash acquired	**(6,000)**	(27,573)	(4,175)
Proceeds from sale of property, plant and equipment	**3,313**	3,417	1,109
Net cash used in investing activities	**(38,719)**	(60,066)	(25,804)
Cash flows from financing activities:			
Proceeds from long-term debt	**218,000**	345,000	365,338
Repayment of long-term debt	**(240,500)**	(329,625)	(389,000)
Net proceeds from (payments on) notes payable	**1,081**	18,566	(2,934)
Dividends paid	**(14,550)**	(13,624)	(13,124)
Proceeds from stock options exercised	**7,697**	3,950	836
Excess tax benefit from share-based compensation	**1,140**	509	201
Purchased non-controlling interests	**(8,600)**	—	—
Proceeds from issuance of redeemable non-controlling interest	**1,425**	—	—
Repurchases of common stock	**(8,510)**	(377)	(362)
Net cash provided by (used in) financing activities	**(42,817)**	24,399	(39,045)
Effect of exchange rate changes	**1,911**	(5,278)	13,223
Net change in cash and cash equivalents	**22,872**	33,123	19,784
Cash and cash equivalents at beginning of year	**133,277**	100,154	80,370
Cash and cash equivalents at end of year	**$ 156,149**	$ 133,277	$ 100,154
Supplemental disclosure of cash flow information:			
Dividends paid with company stock	**$ 162**	$ 108	$ 116
Cash paid for interest	**$ 13,349**	$ 12,095	$ 9,166
Cash paid for income taxes	**$ 16,607**	$ 13,768	$ 9,259

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.B. Fuller Company and Subsidiaries
(In thousands, except share and per share amounts)

Note 1: Nature of Business and Summary of Significant Accounting Policies

Nature of Business: H.B. Fuller Company and its subsidiaries formulate, manufacture and market adhesives, sealants, paints and other specialty chemical products globally, with sales operations in 40 countries in North America, Europe, Latin America, the Asia Pacific region, the Middle East and Africa. Our business is reported in six operating segments: North America Adhesives, Construction Products, EIMEA (Europe, India, Middle East and Africa), Latin America Adhesives, Latin America Paints and Asia Pacific. Of the 2011 net revenue, North America Adhesives operating segment accounted for 32 percent, Construction Products 9 percent, EIMEA 30 percent, Latin America Adhesives 9 percent, Latin America Paints 7 percent and Asia Pacific 13 percent.

The North America Adhesives, EIMEA, Latin America Adhesives and Asia Pacific operating segments produce and supply industrial and performance adhesives products for applications in various markets, including assembly (appliances, filters, construction, etc.), packaging (food and beverage containers, consumer goods, durable and non-durable goods, etc.), converting (corrugation, tape and label, paper converting, multi-wall bags and sacks, etc.), nonwoven and hygiene (disposable diapers, feminine care, medical garments, tissue and towel, etc.), performance wood (windows, doors, wood flooring, etc.), textile (footwear, sportswear, etc.), flexible packaging, graphic arts and envelope.

The Consumer Products operating segment includes products used for tile setting (adhesives, grouts, mortars, sealers, levelers, etc.) and HVAC and insulation applications (duct sealants, weather barriers and fungicidal coatings, block fillers, etc.). The Latin America Paints operating segment produces and supplies liquid paint through a variety of distribution channels in Central America.

Principles of Consolidation: The consolidated financial statements include the accounts of H.B. Fuller Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which we exercise significant influence, but which we do not control, are accounted for in the consolidated financial statements under the equity method of accounting. As such, consolidated net income includes our equity portion in current earnings of such companies, after elimination of intercompany profits. Investments in which we do not exercise significant influence (generally less than a 20 percent ownership interest) are accounted for under the cost method.

Our 50 percent ownership in Sekisui-Fuller Company, Ltd., our Japan joint venture, is accounted for under the equity method of accounting as we do not exercise control over the company. For fiscal year 2011, this equity method investment is a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934. As of December 3, 2011, Sekisui-Fuller Company Ltd. had current assets of $117,701, non-current assets of $28,018, current liabilities of $53,599 and non-current liabilities of $3,331. For the year ended December 3, 2011, Sekisui-Fuller Company Ltd. had net revenue of $217,427, gross profit of $64,300 and net income of $18,012. As of November 27, 2010, Sekisui-Fuller Company Ltd. had current assets of $97,453, non-current assets of $22,224, current liabilities of $45,477 and non-current liabilities of $809. For the year ended November 27, 2010, Sekisui-Fuller Company Ltd. had revenue of $186,384, gross profit of $57,562 and net income of $16,016.

Our fiscal year ends on the Saturday closest to November 30. Fiscal year-end dates were December 3, 2011, November 27, 2010 and November 28, 2009 for 2011, 2010 and 2009, respectively. Every five or six years we have a 53rd week in our fiscal year. 2011 was a 53-week year for us.

Use of Estimates: Preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: For shipments made to customers, title generally passes to the customer when all requirements of the sales arrangement have been completed, which is generally at the time of delivery. Revenue from product sales is recorded when title to the product transfers, no remaining performance obligations exist, the terms of the sale are fixed and collection is probable. Shipping terms include both FOB shipping point and FOB destination. Stated terms in sale agreements also include payment terms and freight terms. Net revenues include shipping revenues as appropriate.

Provisions for sales returns are estimated based on historical experience, and are adjusted for known returns, if material. Customer incentive programs (primarily volume purchase rebates) and arrangements such as cooperative advertising, slotting fees and buy-downs are recorded as a reduction of net revenue in accordance with FASB Accounting Standard Codification ("ASC") 605-50, "Customer Payments and Incentives". Rebates recorded in the consolidated statements of income were $17,427, $20,016 and $17,377 in 2011, 2010 and 2009, respectively.

For certain products, consigned inventory is maintained at customer locations. For these products, revenue is recognized in the period that the inventory is consumed. Sales to distributors also require a distribution agreement or purchase order. As a normal practice, distributors do not have a right of return.

Cost of Sales: Cost of sales includes raw materials, container costs, direct labor, manufacturing overhead, shipping and receiving costs, freight costs, depreciation of manufacturing equipment and other less significant indirect costs related to the production of our products.

Selling, General and Administrative (SG&A) Expenses: SG&A expenses include sales and marketing, research and development, technical and customer service, finance, legal, human resources, general management and similar expenses.

Income Taxes: The income tax provision is computed based on the pre-tax income included in the consolidated statements of income before income from equity method investments. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Enacted statutory tax rates applicable to future years are applied to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances reduce deferred tax assets when it is not more-likely-than-not that a tax benefit will be realized. See Note 8 to Consolidated Financial Statements.

Cash Equivalents: Cash equivalents are highly liquid instruments with an original maturity of three months or less.

Restrictions on Cash: There were no restrictions on cash as of December 3, 2011. There are no contractual or regulatory restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds in the form of cash dividends, loans or advances to us, except for typical statutory restrictions which prohibit distributions in excess of net capital or similar tests. However, the majority of our cash in non U.S. locations is considered permanently reinvested.

Trade Receivable and Allowances: Trade receivables are recorded at the invoiced amount and do not bear interest. Allowances are maintained for doubtful accounts, credits related to pricing or quantities shipped and early payment discounts. The allowance for doubtful accounts includes an estimate of future uncollectible receivables based on the aging of the receivable balance and our collection experience. The allowance also includes specific customer accounts when it is probable that the full amount of the receivable will not be collected. Invoices are written off against the allowance when the invoice is 18 months past terms. See Note 4 to Consolidated Financial Statements for more information.

Inventories: Inventories recorded at cost (not in excess of market value) as determined by the last-in, first-out method (LIFO) represent approximately 22 percent of consolidated inventories. During 2011, 2010 and 2009 reductions in inventory quantities resulted in liquidations of LIFO inventory layers causing an increase in net pre-tax income of $273, $1,349 and $290, respectively. The remaining inventories, which include all non-U.S. operations, are valued at the lower of cost (mainly weighted average actual cost) or market value.

Investments: Investments with a value of $11,107 represent the cash surrender value of life insurance contracts on December 3, 2011. These assets are held to primarily support supplemental pension plans and are recorded in other assets in the consolidated balance sheets. The corresponding gain or loss associated with these contracts is reported in earnings each period as a component of "Other income (expense), net".

Investments in Equity Securities Carried at Cost: Fair value of cost method investments is assessed according to accounting standards. We did not have any impairment of our cost method investments for the years ended December 3, 2011, November 27, 2010 or November 28, 2009. The book value of the cost method investments as of December 3, 2011 was $3,571 and $3,579 as of November 27, 2010.

Property, Plant and Equipment: Property, plant and equipment are carried at cost and depreciated over the useful lives of the assets using the straight-line method. Estimated useful lives range from 20 to 40 years for buildings and improvements, 3 to 15 years for machinery and equipment, and the shorter of the lease or expected life for leasehold improvements and capitalized lease assets. Fully depreciated assets are retained in property and accumulated depreciation accounts until removed from service. Upon disposal, assets and related accumulated depreciation are removed. Upon sale of an asset, the difference between the proceeds and remaining net book value is charged or credited to other income (expense), net on the consolidated statements of income. Interest costs associated with construction and implementation of property, plant and equipment of $114, $240 and $149 were capitalized in 2011, 2010 and 2009, respectively.

Goodwill: We test goodwill for impairment annually during the fourth quarter and whenever events occur or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units by comparing the reporting unit's estimated fair value to its carrying amount, including goodwill. We use a discounted cash flow approach to estimate the fair value of our reporting units. Our judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures, working capital requirements, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment, and we calculate an implied fair value of goodwill. The implied fair value is calculated as the difference between the fair value of the reporting unit and the fair value of the individual assets and liabilities of the reporting unit, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value. Based on our 2011 annual assessment, we determined that none of our goodwill was impaired.

Intangible Assets: Intangible assets include patents and other intangible assets acquired from independent parties and are amortized on a straight-line basis with estimated useful lives ranging from 3 to 20 years. The straight-line method of amortization of these assets reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained in each reporting period.

Impairment of Long-Lived Assets: Our long-lived assets are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset (asset group) exceeds the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and its eventual disposition. The impairment loss to be recorded would be the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis or other valuation technique. Costs related to internally developed intangible assets are expensed as incurred. See Note 5 to Consolidated Financial Statements for additional information.

Foreign Currency Translation: Assets and liabilities of non-U.S. functional currency entities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of those net assets are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income (loss) in stockholders' equity. Revenues and expenses are translated using average exchange rates during the year. Foreign currency transaction gains and losses are included in other income (expense), net in the consolidated statements of income.

We consider a subsidiary's sales price drivers, currency denomination of sales transactions and inventory purchases to be the primary indicators in determining a foreign subsidiary's functional currency. Our subsidiaries in Latin America and certain European countries have a functional currency different than their local currency. All other foreign subsidiaries, which are located in North America, Europe and Asia, have the same local and functional currency.

Postemployment Benefits: Prior to 2010, postemployment benefits, such as medical, dental and life insurance coverage, were provided to inactive U.S. employees, employees' beneficiaries and covered dependents after active employment, but prior to retirement. The cost of providing these benefits was accrued during the years the employee rendered the necessary service.

During 2010, we made a decision to limit the postemployment benefits coverage to a period of twelve months after active employment ends. The result of this decision was a $2,534 reduction in the postemployment liability and a one-time benefit that was recorded in the SG&A expense line of the consolidated statements of income in 2010.

Asset Retirement Obligations: We recognize asset retirement obligations (AROs) in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. We have recognized a liability related to special handling of asbestos related materials in certain facilities for which we have plans or expectation of plans to undertake a major renovation or demolition project that would require the removal of asbestos or have plans or expectation of plans to exit a facility. In addition, we have determined that all facilities have some level of asbestos that will require abatement action in the future. Once the probability and timeframe of an action are determined, we apply certain assumptions to determine the related liability and asset. These assumptions include the use of inflation rates, the use of credit adjusted risk-free discount rates and the estimation of costs to handle asbestos related materials. The recorded liability is required to be adjusted for changes resulting from the passage of time and/or revisions to the timing or the amount of the original estimate. The asset retirement obligation liability was $1,400 and $1,369 at December 3, 2011 and November 27, 2010, respectively.

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made, or remedial efforts are probable, and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies.

Share-based Compensation: We have various share-based compensation programs, which provide for equity awards, including stock options and restricted stock. We use the straight-line method to recognize compensation expense associated with share-based awards based on the fair value on the date of grant, net of the estimated forfeiture rate. Expense is recognized over the requisite service period related to each award, which is the period between the grant date and the earlier of the award's stated vesting term or the date the employee is eligible for early retirement based on the terms of the plan. The fair value of stock options is estimated using the Black-Scholes option pricing model. All of our stock compensation expense is recorded in SG&A expenses in the consolidated statements of income. See Note 3 to the Consolidated Financial Statements for additional information.

Earnings Per Share: Basic earnings per share is calculated by dividing net income attributable to H.B. Fuller by the weighted average number of common shares outstanding during the applicable period. Diluted earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the applicable period. The difference between basic and diluted earnings per share is attributable to share-based compensation awards. We use the treasury stock method to calculate the effect of outstanding awards, which computes total employee proceeds as the sum of (a) the amount the employee must pay upon exercise of the award, (b) the amount of unearned share-based compensation costs attributed to future services and (c) the amount of tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the award. Share-based compensation awards for which total employee proceeds exceed the average market price over the applicable period have an antidilutive effect on earnings per share, and accordingly, are excluded from the calculation of diluted earnings per share. The computations for basic and diluted earnings per share follows:

	2011	2010	2009
Net income attributable to H.B. Fuller	**$ 89,105**	$ 70,877	$ 83,654
Weighted-average common shares—basic	**48,991,000**	48,599,000	48,325,000
Equivalent shares from share-based compensation plans	**875,000**	1,009,000	792,000
Weighted-average common and common equivalent shares—diluted	**49,866,000**	49,608,000	49,117,000

Share-based compensation awards for 856,593, 1,209,614 and 1,283,878 shares for 2011, 2010 and 2009, respectively, were excluded from the diluted earnings per share calculation because they were antidilutive.

Financial Instruments and Derivatives: Our objective is to balance, where possible, local currency denominated assets to local currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. Derivatives consisted primarily of forward currency contracts used to manage foreign currency denominated assets and liabilities. Because derivative instruments outstanding were not designated as hedges for accounting purposes, the gains and losses related to mark-to-market adjustments were recognized as other income or expense in the income statement during the periods the derivative instruments were outstanding. We do not enter into any speculative positions with regard to derivative instruments. See Note 11 to the Consolidated Financial Statements for further information.

Purchase of Company Common Stock: Under the Minnesota Business Corporation Act, repurchased stock is included in authorized shares, but is not included in shares outstanding. The excess of the repurchase cost over par value is charged to additional paid-in capital. When additional paid-in capital is exhausted, the excess reduces retained earnings. We repurchased 48,675, 17,804 and 24,808 shares of common stock in 2011, 2010 and 2009, respectively, in connection with the statutory minimum for the tax withholdings related to vesting of restricted shares. See Note 9 to the Consolidated Financial Statements for further information.

Recently Adopted Accounting Pronouncements:

On November 30, 2008, the beginning of our fiscal 2009, we adopted ASC 815-10-50, "Disclosures about Derivative Instruments and Hedging Activities" which required additional quantitative disclosures and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows; relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-related contingent features for derivatives. The adoption of this accounting standard did not have a material impact on our financial condition, results of operations or cash flows. See Note 11 to the Consolidated Financial Statements for further information.

On November 28, 2009, the end of our fiscal 2009, we adopted the measurement provisions of ASC 715, "Employers' Accounting for Defined Benefit Pension and Other Retirement Plans". The measurement provisions required us to change the measurement date of our plan's assets and obligations that determine our funded status, to our fiscal year end date. As a result of changing our measurement date, there were adjustments to retained earnings and accumulated other comprehensive income which we elected to make in the fourth quarter of 2009. See Note 10 to the Consolidated Financial Statements for further information.

On November 29, 2009, the beginning of our fiscal 2010, we adopted the new standards codified within ASC 805, "Business Combinations" which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The standard establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. The standard also addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. With the adoption of this standard, our accounting for business combinations has changed on a prospective basis for business combinations completed after November 29, 2009.

On November 29, 2009, the beginning of our fiscal 2010, we adopted the new requirements of ASC 810, "Consolidation" which establishes the accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. The standard requires that non-controlling interests (previously referred to as minority interests) be included in the consolidated balance sheets within equity separate from the parent's equity and consolidated net income be reported at amounts inclusive of both the parent's and the non-controlling interests shares, with disclosure on the face of the consolidated statements of earnings of the amounts attributable to the parent and to the non-controlling interests. In addition, changes in a parent's ownership should be treated as an equity transaction and if a subsidiary is deconsolidated, any retained non-controlling interests in the former subsidiary should be measured at fair value with gain or loss recognized in net earnings. These provisions are to be applied prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. Other than the change in presentation of non-controlling interests, this adoption did not have a material impact on our consolidated financial statements.

On November 29, 2009, the beginning of our fiscal 2010, we adopted ASC 350 "Intangibles—Goodwill and Other" which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The objective is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under accounting standards. This standard applies to all intangible assets, whether acquired in a business combination or otherwise. The standard has been applied prospectively to intangible assets acquired after November 29, 2009.

On November 27, 2010, the end of our fiscal 2010, we adopted the new accounting standards in ASC 715, "Compensation—Retirement Benefits" regarding a company's disclosures about postretirement benefit plan assets. This standard provides guidance on disclosures about plan assets of a defined benefit pension or other postretirement plan. These new disclosures will provide users of the financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets, the input and valuation techniques used to measure the fair value of plan assets, the effects of fair value measurements and the significant concentrations of risk in regard to the plan assets. See Note 10 to the Consolidated Financial Statements for further information.

On November 28, 2010, the beginning of our fiscal 2011, we adopted the new guidance in ASC Topic 605, "Revenue Recognition", relating to the accounting for revenue arrangements involving multiple deliverables. The updates require companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. The adoption of this standard did not impact our consolidated financial statements.

New Accounting Pronouncements:

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". This ASU does not extend the use of fair value but, provides guidance about how fair value should be applied where it already is required or permitted under U.S. GAAP or IFRS. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The amendments are effective for interim and annual periods beginning after December 15, 2011, which is the second quarter of our fiscal year 2012, and are applied prospectively. We do not expect the adoption of these amendments to have a material effect on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income." These updates require entities to present items of net income and other comprehensive income either in a single continuous statement, or in separate, but consecutive, statements of net income and other comprehensive income. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. However, the current option under existing standards to report other comprehensive income and its components in the statement of changes in equity is eliminated. In addition, the previous option to disclose reclassification adjustments in the notes to the financial statements is also eliminated, as reclassification adjustments will be required to be shown on the face of the statement under the new standard. The updates are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 which is our fiscal year 2013. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on our consolidated results of operations or financial condition.

In September 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment" which amended the guidance on goodwill impairment testing to allow companies to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, as a result of the qualitative assessment, an entity determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendment is effective for fiscal years beginning after December 15, 2011, which is our fiscal year 2013, but early adoption is permitted. The adoption of this amendment had no impact our consolidated financial statements.

Note 2: Acquisitions

Liquamelt Corp.: On April 15, 2011 we acquired the principal assets and certain liabilities of Liquamelt Corp., a manufacturer and marketer of adhesives and a unique adhesive dispensing system. Liquamelt Corp. was based in Lorain, Ohio. This innovative adhesive system delivers room temperature liquid adhesive to the point of application where it is activated and dispensed. It rapidly forms strong bonds over a wide variety of substrates.

The purchase price of $6,000 was funded through existing cash. Under the terms of the agreement, the assets acquired included trade receivables, inventory, equipment and intangible assets. We assumed a small trade payables balance, but no debt was assumed. We also incurred acquisition related costs of approximately $118, which were recorded as selling, general and administrative expenses in the consolidated statements of income. The acquisition was recorded in our North America Adhesives operating segment.

In addition to the initial consideration, the former owners of the Liquamelt business, are entitled to receive a series of semi-annual cash payments based on certain financial performance criteria during the period April 15, 2011 through November 26, 2016 up to a maximum additional consideration of $7,000. We used a present value technique based on expected future cash flows to estimate the fair value of the contingent consideration. The resulting fair value of the contingent consideration was $1,919 which was recorded in long-term liabilities and increased goodwill. Each reporting period we will determine the fair value of the contingent consideration liability and any changes in value will be reflected in the consolidated statements of income.

Based on valuations we recorded:

Current assets	$ 175
Property, plant and equipment	56
Intangibles	2,868
Goodwill	4,882
Current liabilities	(62)
Contingent consideration liabilities	(1,919)
Total cash paid	$ 6,000

Of the $2,868 of acquired intangibles, $2,173 was assigned to intellectual property with an expected life of 12 years, $516 was assigned to trademarks with an expected life of 15 years and $179 was assigned to non-compete agreements with expected lives of 4 or 5 years.

Revertex Finewaters Sdn. Bhd. On June 2, 2010, we acquired the outstanding shares of Revertex Finewaters Sdn. Bhd., a supplier of adhesives in Malaysia and Southeast Asia, based outside Kuala Lumpur, Malaysia. The acquisition further strengthens our market position in Southeast Asia and expands our geographic presence and customer portfolio in the region. The acquisition was a stock purchase and therefore encompasses all Revertex Finewaters' business operations and was recorded in our Asia Pacific operating segment.

The purchase price of $26,768, which was net of cash acquired of $557, was funded through existing cash. We also incurred acquisition related costs of approximately $498, which were recorded as selling, general and administrative expenses in the consolidated statements of income.

Nordic Adhesive Technology: On April 20, 2009 we acquired the outstanding shares of Nordic Adhesive Technology GmbH., a developer and manufacturer of flexible packaging adhesives, based in Buxtehude, Germany. The acquisition was a stock purchase and therefore encompassed all Nordic Adhesive Technology business operations. Intangible assets identified were customer lists, technology, trademarks and non-competition agreements.

The original purchase price of $4,175, which was net of cash acquired of $370, was funded through existing cash. We also incurred $295 of direct external costs for legal and due diligence expenses. The acquisition was recorded in our EIMEA operating segment.

The former shareholders of Nordic Adhesive Technology are entitled to an earn-out of up to €2,600, over the first three years, based on certain financial performance criteria. The first earn-out was based on financial performance for a period from April 2009 to April 2010. According to the terms of the agreement, the first earn-out period resulted in the former shareholders earning €608 or approximately $805. Because this acquisition occurred prior to the new rules on accounting for business combinations described in Note 1 to Consolidated Financial Statements, this amount was considered additional purchase price, which increased goodwill. The second earn-out was based on financial performance for a period from April 2010 to April 2011. According to the terms of the agreement, there was no earn-out for the second earn-out period. There is one remaining earn-out period that could result in an additional payment of up to €1,992 which would also be considered additional purchase price. No amounts have been accrued for the remaining earn-out period as the contingency has not been resolved and additional consideration is not distributable as of December 3, 2011.

Note 3: Accounting for Share-Based Compensation

Overview: We have various share-based compensation programs, which provide for equity awards including stock options, restricted stock and deferred compensation. These equity awards fall under several plans and are described below.

Share-based Compensation Plans: We currently grant stock options, restricted stock and stock-based units under equity compensation and deferred compensation plans.

Non-qualified stock options are granted to officers and key employees at prices not less than fair market value at the date of grant. These non-qualified options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent or 33.3 percent and generally have a contractual term of 10 years. Options exercised represent newly issued shares.

Restricted stock awards are nonvested stock awards that may include grants of restricted stock shares or restricted stock units. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. Such awards generally vest in three years from the date of grant or 33.3 percent per year for three years; depending on the grant. During the vesting period, ownership of the shares cannot be transferred. Restricted stock shares granted represent newly issued shares and have the same cash dividend and voting rights as other common stock and are considered to be currently issued and outstanding. Restricted stock units have dividend equivalent rights equal to the cash dividend paid on restricted stock shares. However, restricted stock units do not have voting rights of common stock and are not considered issued and outstanding upon grant. Restricted stock units become newly issued shares when vested. We expense the cost of the restricted stock awards, which is the grant date fair market value, ratably over the period during which the restrictions lapse. The grant date fair value is our closing stock price on the date of grant.

Directors' Deferred Compensation Plan: This plan allows non-employee directors to defer all or a portion of their retainer and meeting fees in a number of investment choices, including units representing shares of our common stock. We provide a 10 percent match on deferred compensation invested in these units. These units are required to be paid out in our common stock.

1998 Directors' Stock Incentive Plan: This plan offered non-employee directors incentives to put forth maximum efforts for the success of the business and to afford non-employee directors an opportunity to acquire a proprietary interest in us. This plan permitted granting of (a) restricted stock and (b) shares for amounts non-employee directors deferred under the Directors' Deferred Compensation Plan. This plan expired in April 2008 and the shares are no longer available for use.

2009 Directors' Stock Incentive Plan: This plan permits granting of (a) shares for amounts non-employee directors defer under the Directors' Deferred Compensation Plan and (b) discretionary grants of restricted stock, stock options, stock appreciation rights, performance awards and other stock awards.

Year 2000 Stock Incentive Plan: This plan allows for granting of awards to employees. The plan permits granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock awards; (d) performance awards; (e) dividend equivalents; and (f) other awards based on our common stock, including shares for amounts employees deferred under the Key Employee Deferred Compensation Plan.

Key Employee Deferred Compensation Plan: This plan allows key employees to defer a portion of their eligible compensation in a number of investment choices, including units, representing shares of company common stock. We provide a 10 percent match on deferred compensation invested in these units.

401(k) Plan: All U.S. employees have the option of contributing up to 75 percent of their pre-tax earnings to a 401(k) plan, subject to IRS limitations. We match up to the first 4 percent of each employee's pre-tax earnings, based on the employee's contributions. During the second quarter of 2011 we announced a change to our U.S. Pension Plan. Employees hired before January 1, 2007 will no longer earn benefits for future service and salary as they had in the past. Affected participants are now eligible for a separate annual retirement contribution to the 401(k) plan of 3 percent of pay, that is invested based on the election of the individual participant. Employees hired on or after January 1, 2007 continue to be eligible for the 3 percent contribution to the 401(k) plan. The 3 percent contribution is in addition to our 4 percent matching contribution described above and is in lieu of participation in our defined benefit pension plan. The total contribution to the 401(k) plan for 2011 was $5,211 which included the cost of the 4 percent company match of $3,325 and the additional 3 percent contribution of $1,886. The total contributions to the 401(k) plan were $3,602 and $3,106 in 2010 and 2009, respectively.

Grant-Date Fair Value: We use the Black-Scholes option-pricing model to calculate the grant-date fair value of an award. The fair value of options granted during 2011, 2010 and 2009 were calculated using the following assumptions:

	2011	2010	2009
Expected life (in years)	**4.75**	5	5
Weighted-average expected volatility	**52.13%**	50.88%	45.36%
Expected volatility	**50.45% - 52.30%**	50.80% - 51.60%	44.73% - 50.50%
Risk-free interest rate	**1.87%**	2.07%	1.58%
Expected dividend yield	**1.31%**	1.35%	1.82%
Weighted-average fair value of grants	**$ 9.10**	$ 8.49	$ 5.20

Expected life—We use historical employee exercise and option expiration data to estimate the expected life assumption for the Black-Scholes grant-date valuation. We believe that this historical data is currently the best estimate of the expected term of a new option. We use a weighted-average expected life for all awards.

Expected volatility—Volatility is calculated using our stock's historical volatility for the same period of time as the expected life. We have no reason to believe that its future volatility will differ from the past.

Risk-free interest rate—The rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the same period of time as the expected life.

Expected dividend yield—The calculation is based on the total expected annual dividend payout divided by the average stock price.

Expense

We use the straight-line attribution method to recognize expense for all option awards with graded vesting and restricted stock awards with graded and cliff vesting. Expense is recognized over the requisite service period, which for us is the period between the grant date and the earlier of the award's stated vesting term or the date the employee is eligible for early vesting based on the terms of the plans.

Total share-based compensation expense was $7,741, $6,405 and $5,668 for 2011, 2010 and 2009, respectively. No share-based compensation was capitalized. All share-based compensation was recorded as selling, general and administrative expense.

The benefits of tax deductions in excess of recognized compensation costs (excess tax benefits) are recorded as a financing cash inflow rather than a deduction of taxes paid. For 2011, 2010 and 2009, there was $1,140, $509 and $201 of excess tax benefit recognized resulting from share-based compensation cost, respectively. Our additional paid in capital pool ("APIC Pool") of excess tax benefits available to absorb tax deficiencies was $11,572 at December 3, 2011 due to exercises of stock options, vesting of restricted stock and deferred compensation payouts in the year.

As of December 3, 2011, $5,715 of unrecognized compensation costs related to unvested stock option awards is expected to be recognized over a weighted-average period of 1.6 years. Unrecognized compensation costs related to unvested restricted stock awards is $4,988 as of December 3, 2011 and is expected to be recognized over a weighted-average period of 1.0 years.

Share-based Activity

The option activity for the years ended December 3, 2011 and November 27, 2010 is summarized below:

	Options	Weighted-Average Exercise Price
Outstanding at November 28, 2009	2,743,223	$15.68
Granted	627,756	20.59
Exercised	(358,421)	11.02
Forfeited or Cancelled	(192,090)	20.27
Outstanding at November 27, 2010	2,820,468	$18.25
Granted	535,873	22.11
Exercised	(538,709)	14.75
Forfeited or Cancelled	(394,266)	21.87
Outstanding at December 3, 2011	2,423,366	$19.29

The fair value of options granted during 2011, 2010 and 2009 was $4,878, $5,327 and $5,038, respectively. Total intrinsic value of options exercised during 2011, 2010 and 2009 was $4,231, $3,542 and $315, respectively. Intrinsic value is the difference between our closing stock price on the respective trading day and the exercise price, multiplied by the number of options exercised. Proceeds received from option exercises during the year ended December 3, 2011 were $7,697.

The nonvested restricted stock activity for the years ended December 3, 2011 and November 27, 2010, is summarized below:

	Units	Shares	Total	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Life (in Years)
Nonvested at November 28, 2009	83,266	273,104	356,370	$19.32	1.7
Granted	71,770	155,757	227,527	21.06	2.8
Vested	(13,583)	(52,059)	(65,642)	26.79	—
Forfeited	(29,513)	(10,973)	(40,486)	18.81	1.6
Nonvested at November 27, 2010	111,940	365,829	477,769	$19.17	1.7
Granted	82,492	145,038	227,530	22.38	2.2
Vested	(54,392)	(148,951)	(203,343)	21.87	—
Forfeited	(12,923)	(90,154)	(103,077)	18.59	1.1
Nonvested at December 3, 2011	127,117	271,762	398,879	$23.18	1.0

Total fair value of restricted stock vested during 2011, 2010, and 2009 was $4,447, $1,441 and $1,245, respectively. The total fair value of nonvested restricted stock at December 3, 2011 was $7,889.

We repurchased 48,675, 17,804 and 24,808 restricted stock shares during 2011, 2010 and 2009, respectively, in conjunction with restricted stock share vestings. The repurchases relate to statutory minimum tax withholding.

Deferred compensation units are fully vested at the date of contribution. The deferred compensation units outstanding for the years ended December 3, 2011 and November 27, 2010 is summarized below:

	Non-employee Directors	Employees	Total
Units outstanding November 28, 2009	268,863	97,641	366,504
Participant contributions	17,133	3,431	20,564
Company match contributions[1]	28,073	714	28,787
Payouts	(36,724)	(12,988)	(49,712)
Units outstanding November 27, 2010	277,345	88,798	366,143
Participant contributions	21,406	3,457	24,863
Company match contributions[1]	22,996	649	23,645
Payouts	(7,187)	(15,631)	(22,818)
Units outstanding December 3, 2011	314,560	77,273	391,833

1 The non-employee directors' company match includes 19,452 and 24,924 deferred compensation units paid as discretionary awards to all non-employee directors in 2011 and 2010, respectively.

The fair value of non-employee directors company matches for 2011, 2010 and 2009 was $78, $66 and $63, respectively. The fair value of the non-employee directors' discretionary award was $490 for 2011, 2010 and 2009. The fair value of employee company matches was $14 for 2011 and $15 for 2010 and $15 for 2009.

Note 4: Supplemental Financial Statement Information

Statement of Income Information

Additional details of income statement amounts for 2011, 2010 and 2009 follow.

Other income (expense), net	2011	2010	2009
Foreign currency transaction losses, net	**$(1,488)**	$ (136)	$(3,600)
Interest income	**2,094**	646	1,099
Roanoke litigation settlement	**—**	—	18,750
Gain on disposal of fixed assets	**2,398**	1,588	359
Other, net	**1,586**	474	(625)
Total other income (expense), net	**$ 4,590**	$ 2,572	$15,983
Research and development expenses (included in selling, general and administrative expenses)	**$20,949**	$19,294	$16,992

Balance Sheet Information

Additional details of balance sheet amounts as of December 3, 2011 and November 27, 2010 follow.

Inventories:	2011	2010
Raw materials	**$ 72,317**	$ 64,404
Finished goods	**86,558**	76,450
LIFO reserve	**(22,882)**	(19,233)
Total inventories	**$135,993**	$121,621

Other current assets:	2011	2010
Other receivables	$ 12,839	$ 11,386
Prepaid income taxes	16,697	19,694
Deferred income taxes	7,370	9,525
Prepaid expenses	23,119	16,659
Other current assets	148	435
Total other current assets	$ 60,173	$ 57,699

Property, plant and equipment:		
Land	$ 44,749	$ 44,530
Buildings and improvements	238,930	232,132
Machinery and equipment	540,080	517,664
Construction in progress	14,336	12,478
Total, at cost	838,095	806,804
Accumulated depreciation	(582,212)	(555,729)
Net property, plant and equipment	$ 255,883	$ 251,075

Other assets:		
Investments and company owned life insurance	$ 14,180	$ 15,071
Equity method investments	40,823	36,341
Cost method investments	3,571	3,579
Long-term deferred income taxes	51,567	49,849
Prepaid pension costs	4,093	5,386
Other long-term assets	19,397	18,052
Total other assets	$ 133,631	$ 128,278

Income taxes payable:		
Current income taxes payable	$ 9,855	$ 3,319
Current deferred income taxes	1,952	1,612
Total income taxes payable	$ 11,807	$ 4,931

Other accrued expenses:		
Taxes other than income taxes	$ 7,337	$ 6,338
Interest	2,357	2,307
Product liability	1,058	1,753
Accrued expenses	20,310	18,509
Total other accrued expenses	$ 31,062	$ 28,907

Other liabilities:		
Asset retirement obligation	$ 1,400	$ 1,369
Long-term deferred income taxes	8,666	7,636
Long-term deferred compensation	4,419	4,225
Product liability	—	400
Postretirement other than pension	16,129	20,082
Other long-term liabilities	11,869	10,256
Total other liabilities	$ 42,483	$ 43,968

Additional details on the trade receivables allowance for 2011, 2010 and 2009 follow.

	2011	2010	2009
Balance at beginning of year	**$ 5,895**	$ 7,119	$ 5,563
Charged to expenses	**1,021**	1,222	5,139
Write-offs/adjustments	**(2,298)**	(2,201)	(3,931)
Effect of exchange rates	**24**	(245)	348
Balance at end of year	**$ 4,642**	$ 5,895	$ 7,119

Statement of Total Equity Information

Components of accumulated other comprehensive income (loss) follow.

	December 3, 2011		
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	**$ 53,759**	**$ 53,739**	**$ 20**
Interest rate swap, net of taxes of $68	**(176)**	**(176)**	**—**
Defined benefit pension plans adjustment, net of taxes of $77,586	**(142,568)**	**(142,568)**	**—**
Total accumulated other comprehensive income (loss)	**$ (88,985)**	**$ (89,005)**	**$ 20**

	November 27, 2010		
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	$ 50,370	$ 50,357	$ 13
Interest rate swap, net of taxes of $84	(218)	(218)	—
Defined benefit pension plans adjustment, net of taxes of $73,983	(136,696)	(136,696)	—
Total accumulated other comprehensive income (loss)	$ (86,544)	$ (86,557)	$ 13

	November 28, 2009		
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	$ 79,010	$ 79,023	$ (13)
Interest rate swap, net of taxes of $96	(249)	(249)	—
Defined benefit pension plans adjustment net of taxes of $76,990	(137,838)	(137,838)	—
Total accumulated other comprehensive income (loss)	$ (59,077)	$ (59,064)	$ (13)

Note 5: Impairment of Long-lived Assets

In 2011 we discontinued production of the polymers used in certain resin products that had been produced in our EIMEA operating segment. As a result, we performed an impairment test on the trademarks and trade names used in resin products. In accordance with accounting standards, we calculated the fair value using a discounted cash flow approach. As a result of this analysis, we recorded an impairment charge of $332 ($220 after tax).

In 2010 we exited our polysulfide-based insulating glass product line in Europe. In accordance with accounting standards, we determined that the carrying amount of this asset group was not recoverable and was therefore impaired. We calculated the fair value of the asset group using a discounted cash flow approach. As a result of this analysis, we recorded pre-tax asset impairment charges of $8,785 to write-down the value of intangible assets.

Note 6: Goodwill and Other Intangible Assets

The operating segment goodwill balances as of December 3, 2011 and November 27, 2010, follows. Changes in the goodwill balances relate to changes in allocations, foreign currency exchange rates and activity from acquisitions. See Note 2 to the Consolidated Financial Statements for more information on acquisitions.

	2011	2010
North America Adhesives	**$ 27,476**	$ 25,322
Construction Products	**13,337**	13,337
EIMEA	**47,871**	45,169
Latin America Adhesives	**5,481**	5,051
Asia Pacific	**20,730**	20,091
Total	$114,895	$108,970

Additional details on the goodwill balance for 2011 and 2010 follow.

	2011	2010
Balance at beginning of year	**$108,970**	$103,731
Liquamelt Corp. acquisition (Note 2)	4,882	—
Revertex Finewaters acquisition (Note 2)	—	12,289
Nordic Adhesive acquisition/earn-out (Note 2)	—	805
Currency effect	1,043	(7,855)
Balance at end of year	**$114,895**	$108,970

In accordance with accounting standards, we test each of our reporting units for goodwill impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Our analysis in the fourth quarter of 2011 indicated that there was no goodwill impairment.

In both the North America Adhesives and EIMEA operating segments, the calculated fair value exceeded the carrying value of the net assets by a significant margin. The calculated fair value of the Asia Pacific, the Latin America Adhesives and the Construction Products operating segments all exceeded the carrying value of the net assets by a reasonable margin.

See Note 1 to the Consolidated Financial Statements for further information of our impairment analysis.

Balances of amortizable identifiable intangible assets, excluding goodwill and other non-amortizable intangible assets, follow:

Amortizable Intangible Assets	Purchased Technology & Patents	Customer Relationships	All Other	Total
As of December 3, 2011				
Original cost	**$10,860**	**$159,351**	**$17,262**	**$187,473**
Accumulated amortization	**(2,932)**	**(50,986)**	**(7,429)**	**(61,347)**
Net identifiable intangibles	**$ 7,928**	**$108,365**	**$ 9,833**	**$126,126**
Weighted average useful lives (in years)	**12**	**19**	**15**	**18**
As of November 27, 2010				
Original cost	$10,008	$156,570	$16,573	$183,151
Accumulated amortization	(3,174)	(42,975)	(6,385)	(52,534)
Net identifiable intangibles	$ 6,834	$113,595	$10,188	$130,617
Weighted average useful lives (in years)	12	19	15	18

Amortization expense with respect to amortizable intangible assets was $10,162, $10,839 and $12,038 in 2011, 2010 and 2009, respectively.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets for the next five fiscal years follows:

Fiscal Year	2012	2013	2014	2015	2016	Thereafter
Amortization Expense	$10,107	$10,011	$9,920	$9,673	$9,578	$76,837

The above amortization expense forecast is an estimate. Actual amounts may change from such estimated amounts due to fluctuations in foreign currency exchange rates, additional intangible asset acquisitions, potential impairment, accelerated amortization, or other events.

Non-amortizable intangible assets at December 3, 2011 and November 27, 2010 totaling $584 and $900, respectively, relate to the trademarks / trade names. The change in non-amortizable assets in 2011 compared to 2010 was due to changes in currency exchange rates and an impairment charge of $332. See Note 5 to the Consolidated Financial Statements for more information.

Note 7: Notes Payable, Long-Term Debt and Lines of Credit

Notes Payable: Notes payable were $28,310 at December 3, 2011. This amount represents various other short-term borrowings that were not part of committed lines. The weighted-average interest rates on short-term borrowings were 11.3 percent, 8.6 percent and 9.0 percent in 2011, 2010 and 2009, respectively. Fair values of these short-term obligations approximate their carrying values due to their short maturity. There were no funds drawn from the short-term committed lines at December 3, 2011.

Long-Term Debt

Long-Term Debt, including Capital Lease Obligations	Weighted-Average Interest Rate at December 3, 2011	Fiscal Year Maturity Date	2011	2010
U.S. dollar obligations:				
Revolving credit line	2.26%	2013	**$ —**	$ —
Term Loan	0.94%	2013	**46,875**	69,375
Senior Notes, Series A[1]	2.33%	2017	**18,403**	17,888
Senior Notes, Series B[2]	2.22%	2017	**35,948**	34,900
Senior Notes, Series C[3]	3.41%	2020	**37,760**	36,315
Senior Notes, Series D[4]	5.61%	2020	**65,000**	65,000
Total debt			**203,986**	223,478
Less: current maturities			**(24,375)**	(22,500)
Total long-term debt, excluding current maturities			**$179,611**	$200,978

On December 16, 2009, we entered into a note purchase agreement under which we agreed to issue $150,000 in aggregate principal amount of senior unsecured notes to a group of private investors. The $150,000 was split into four non-amortizing tranches:

1 Senior Notes, Series A, due December 16, 2016, $17,000 5.13 percent, swapped to a variable rate of 6-month LIBOR (in arrears) plus 1.59 percent

2 Senior Notes, Series B, due February 24, 2017, $33,000 5.13 percent fixed, swapped to a variable rate of 6-month LIBOR (in arrears) plus 1.47 percent

3 Senior Notes, Series C, due December 16, 2019, $35,000 5.61 percent fixed, $25,000 swapped to a variable rate of 6-month LIBOR (in arrears) plus 1.78 percent

4 Senior Notes, Series D, due February 24, 2020, $65,000 5.61 percent fixed

Long-term debt had an estimated fair value of $214,418 and $231,770 as of December 3, 2011 and November 27, 2010, respectively. The fair value of long-term debt is based on quoted market prices for the same or similar issues or on the current rates offered for debt of similar maturities. The estimated fair value of these long-term obligations is not necessarily indicative of the amount that would be realized in a current market exchange.

Lines of Credit

As of December 3, 2011, lines of credit were as follows:

Term	Committed	Drawn	Unused
Long-term lines of credit	$200,000	$0	$200,000

A revolving credit agreement with a consortium of financial institutions accounted for the entire committed lines of credit. The credit agreement creates an unsecured multi-currency revolving credit facility that can be drawn upon for general corporate purposes. The credit agreement also contains an accordion feature, which allows us to increase the aggregate credit facility size to up to $275,000. Exercise of the accordion feature requires the approval of the consortium of financial institutions. Interest is payable at the LIBOR plus 1.95 percent. A facility fee of 0.30 percent is payable quarterly. Both the interest rate and the facility fee are based on a rating grid. The credit facility expires on June 19, 2013.

The most restrictive debt covenants place limitations on secured and unsecured borrowings, operating leases, and contain minimum interest coverage and maximum debt to trailing twelve months EBITDA requirements. In addition, we cannot be a member of any "consolidated group" for income tax purposes other than with our subsidiaries. At December 3, 2011 all financial covenants were met.

Maturities of long-term debt for the next five fiscal years follow:

Fiscal Year	2012	2013	2014	2015	2016	Thereafter
Long-term debt obligations	$24,375	$22,500	$0	$0	$0	$157,111

Note 8: Income Taxes

Income before income taxes and income from equity method investments	2011	2010	2009
United States	**$ 49,754**	$51,271	$ 78,226
Non-U.S.	**65,238**	36,447	36,394
Total	**$114,992**	$87,718	$114,620

Components of the provision for income tax expense (benefit)	2011	2010	2009
Current:			
U.S. Federal	**$ 5,443**	$ 4,822	$ (7,377)
State	**1,191**	(586)	(574)
Non-U.S.	**22,912**	11,728	10,685
	29,546	15,964	2,734
Deferred:			
U.S. Federal	**7,515**	9,028	31,370
State	**676**	811	3,074
Non-U.S.	**(2,786)**	(496)	(450)
	5,405	9,343	33,994
Total	**$ 34,951**	$25,307	$36,728

Reconciliation of effective income tax	2011	2010	2009
Statutory U.S. federal income tax rate	**$ 40,248**	$30,701	$40,117
State income taxes, net of federal benefit	**1,214**	1,495	2,470
U.S. federal income taxes on dividends received from non-U.S. subsidiaries, before foreign tax credits	**16,440**	3,464	2,199
Foreign tax credits	**(17,992)**	(3,464)	(839)
Non-U.S. taxes	**(2,686)**	(2,868)	(3,062)
Interest income not taxable in the U.S.	**(1,784)**	(2,402)	(2,629)
Reduction in unrecognized tax benefits	**—**	(3,231)	—
Change in valuation allowance	**—**	615	(123)
Other	**(489)**	997	(1,405)
Total	**$ 34,951**	$25,307	$36,728

Deferred income tax balances at each year-end related to	2011	2010
Depreciation and amortization	**$ (8,829)**	$ (2,687)
Employee benefit costs	**39,917**	42,000
Foreign tax credit carryforward	**2,259**	2,091
Tax loss carryforwards	**9,732**	12,661
Other	**9,068**	(436)
	52,147	53,629
Valuation allowance	**(3,828)**	(3,503)
Net deferred tax assets	**$48,319**	$50,126

The difference between the change in the deferred tax assets in the balance sheet and the deferred tax provision is primarily due to the defined benefit pension adjustments.

Valuation allowances principally relate to foreign net operating loss carryforwards where the future potential benefits do not meet the more-likely-than-not realization test. The increase in the valuation allowance of $325 during 2011, is primarily due to an increase for miscellaneous non-U.S. deferred tax assets that do not meet the more-likely-than-not realization test.

Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those deferred tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more-likely-than-not to be realized. We believe it is more-likely-than-not that forecasted income, together with the tax effects of the deferred tax liabilities and tax planning strategies, will be sufficient to fully recover the net deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

U.S. income taxes have not been provided on approximately $359,608 undistributed earnings of non-U.S. subsidiaries. We intend to indefinitely reinvest these undistributed earnings. If any portion of these earnings were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings plus available foreign tax credit carryovers, if any. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation.

While non-U.S. operations have been profitable overall, there are cumulative tax losses of $24,889 in thirteen different countries. These tax losses can be carried forward to offset the income tax liabilities on future income in these countries. Cumulative tax losses of $15,600 can be carried forward indefinitely, while the remaining $9,289 of tax losses must be utilized during 2012 to 2019.

The U.S. has a foreign tax credit carryforward of $2,259 which will expire between 2019 and 2021.

The table below sets forth the changes to our gross unrecognized tax benefit as a result of uncertain tax positions, excluding accrued interest, for fiscal year ended December 3, 2011. We do not anticipate that the total unrecognized tax benefits will change significantly within the next twelve months except for decreases of $533 related to settlements.

	2011	2010
Balance as of November 27, 2010	$ 6,334	$10,780
Tax positions related to the current year:		
Additions	736	425
Reductions	—	(82)
Tax positions related to prior years:		
Additions	1,872	1,397
Reductions	(788)	(5,493)
Settlements	(1,678)	(578)
Lapses in applicable statutes of limitation	(278)	(115)
Balance as of December 3, 2011	$ 6,198	$ 6,334

Included in the balance of unrecognized tax benefits as of December 3, 2011, are potential benefits of $5,311 that, if recognized, would affect the effective tax rate.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. For the fiscal year ended December 3, 2011, we recognized a net benefit for interest and penalties of $309 relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $1,153 as of December 3, 2011. For the fiscal year ended November 27, 2010, we recognized net benefit for interest and penalties of $978 relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $1,452 as of November 27, 2010.

We are subject to U.S. federal income tax as well as income tax in numerous state and foreign jurisdictions. We are no longer subject to U.S. federal tax examination for years prior to 2007 or Swiss income tax examination for years prior to 2007. There have been no Swiss income tax examination for 2007 and subsequent years. We are in various stages of examination and appeal in several state and other foreign jurisdictions. Although the final outcomes of these examinations cannot currently be determined, we believe that we have adequate reserves with respect to these examinations.

Note 9: Stockholders' Equity

Preferred Stock: The board of directors is authorized to issue up to 10,045,900 shares of preferred stock that may be issued in one or more series and with such stated value and terms as the board of directors may determine.

Common Stock: There were 160,000,000 shares of common stock with a par value of $1.00 authorized and 49,449,579 and 49,194,251 shares issued and outstanding at December 3, 2011 and November 27, 2010, respectively. Dividends of $0.295, $0.278 and $0.270 per share were declared and paid in 2011, 2010 and 2009, respectively.

On September 30, 2010, the Board of Directors authorized a new share repurchase program of up to $100,000 of our outstanding common shares. Under the program, we are authorized to repurchase shares for cash on the open market, from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The timing of such repurchases is dependent on price, market conditions and applicable regulatory requirements. Upon repurchase of the shares, we reduce our common stock for the par value of the shares with the excess being applied against additional paid-in capital. During 2011, we repurchased 345,446 shares for $7,491 under this program.

Common Shares Outstanding	2011	2010	2009
Beginning balance	49,194,251	48,657,618	48,447,610
Stock options exercised	538,709	358,421	58,915
Shares swapped for stock option exercises	(11,017)	—	—
Deferred compensation paid	17,233	37,862	31,777
Restricted units vested	49,640	13,370	12,413
Restricted shares granted	145,038	155,757	147,258
Shares withheld for taxes	(48,675)	(17,804)	(24,808)
Restricted shares forfeited	(90,154)	(10,973)	(15,547)
Shares repurchased under repurchase plan	(345,446)	—	—
Ending balance	49,449,579	49,194,251	48,657,618

Shareholder Rights Plan: The shareholder rights plan provides each holder of a share of common stock a right to purchase one one-hundredth of a share of preferred stock for $95, subject to adjustment. No fraction of a preferred share (other than fractions in integral multiples of one one-hundredth of a share) will be issued. Preferred shares purchased upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a preferential quarterly dividend payment, a preferential liquidation payment, voting rights, and participation in any merger, consolidation or other transaction in which common shares are exchanged. These rights are not currently exercisable. In the event any person becomes an Acquiring Person (as defined in the rights plan), each holder of a right will thereafter have a right to receive, upon exercise thereof at the then current aggregate exercise price, in lieu of preferred shares, such number of common shares of ours having a current aggregate market price equal to twice the current aggregate exercise price. In the event that at any time after there is an Acquiring Person we are acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of us and our subsidiaries (taken as a whole) are sold, holders of the rights will thereafter have the right to receive, upon exercise thereof at the then current aggregate exercise price, such number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a current aggregate market price equal to twice the current aggregate exercise price. Rights held by an acquiring person are void. We may redeem or exchange the rights in certain instances. Unless extended or redeemed, the rights expire on July 31, 2016.

Note 10: Pension and Postretirement Benefits

Noncontributory defined benefit pension plans cover all U.S. employees employed prior to January 1, 2007. Benefits for these plans are based primarily on each employee's years of service and average compensation. During 2011, we announced significant changes to our U.S. Pension Plan (the Plan). The changes include: benefits under the Plan will be locked-in using service and salary as of May 31, 2011, participants will no longer earn benefits for future service and salary as they had in the past, affected participants will receive a three percent increase to the locked-in benefit for every year they continue to work for us and we will begin making a retirement contribution of three percent of eligible compensation to the 401(k) Plan for those participants. These changes to the Plan represent a plan curtailment as there will no longer be a service cost component in the net periodic pension cost as all participants will be considered inactive in the Plan. The funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of listed equity securities and bonds. Other U.S. postretirement benefits are funded through a Voluntary Employees' Beneficiaries Association Trust.

Health care and life insurance benefits are provided for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers. Costs are accrued during the years the employee renders the necessary service.

Certain non-U.S. subsidiaries provide pension benefits for their employees consistent with local practices and regulations. These plans are primarily defined benefit plans covering substantially all employees upon completion of a specified period of service. Benefits for these plans are generally based on years of service and annual compensation.

Included in accrued pension costs shown on the Consolidated Balance Sheets are defined contribution pension liabilities of $4,084 and $7,178 in 2011 and 2010, respectively.

In fiscal 2009, we adopted new accounting guidance requiring us to change our measurement date from August 31 to our fiscal year end for plan assets of defined benefit pension and other postretirement benefit plans. The adjustments to retained earnings and accumulated other comprehensive income due to the measurement date change as of November 28, 2009 were as follows:

	U.S. Plans	Non-U.S. Plans	Other Postretirement Plans
Retained earnings, net of tax	$167	$(178)	$ 40
Retained earnings, pre-tax	274	(426)	65
Accumulated other comprehensive income, net of tax	32	180	(71)
Accumulated other comprehensive income, pre-tax	53	254	(116)

Following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets as of December 3, 2011 and November 27, 2010:

	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
Change in projected benefit obligation:	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**
Benefit obligation at beginning of year	**$315,645**	$302,100	**$138,046**	$149,492	**$ 55,639**	$ 56,864
Service cost	**2,304**	5,496	**1,364**	1,030	**514**	542
Interest cost	**16,736**	17,104	**7,449**	6,990	**2,676**	2,923
Participant contributions	**—**	—	**—**	169	**620**	661
Plan amendments	**404**	—	**—**	—	**—**	(326)
Actuarial (gain)/loss	**18,362**	5,561	**(7,383)**	423	**(1,271)**	(5)
Other	**—**	—	**3,584**	—	**—**	—
Curtailments	**(11,815)**	—	**—**	—	**—**	—
Settlement	**—**	—	**(538)**	(1,195)	**—**	—
Benefits paid	**(15,009)**	(14,616)	**(6,280)**	(5,757)	**(4,429)**	(5,020)
Currency change effect	**—**	—	**1,194**	(13,106)	**—**	—
Benefit obligation at end of year	**326,627**	315,645	**137,439**	138,046	**53,749**	55,639
Change in plan assets:						
Fair value of plan assets at beginning of year	**301,728**	279,036	**119,561**	127,892	**35,278**	28,101
Actual return on plan assets	**16,307**	32,000	**(1,014)**	4,891	**1,998**	2,406
Employer contributions	**1,514**	5,308	**6,515**	662	**3,822**	9,130
Participant contributions	**—**	—	**—**	169	**620**	661
Benefits paid[1]	**(15,009)**	(14,616)	**(1,664)**	(1,578)	**(4,429)**	(5,020)
Currency change effect	**—**	—	**905**	(12,475)	**—**	—
Fair value of plan assets at end of year	**304,540**	301,728	**124,303**	119,561	**37,289**	35,278
Plan assets in excess of (less than) benefit obligation as of year end	**$(22,087)**	$(13,917)	**$(13,136)**	$(18,485)	**$(16,460)**	$(20,361)

1 Amount excludes benefit payments made from sources other than plan assets.

Amounts in accumulated other comprehensive income that have not been recognized as components of net periodic benefit cost:	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
	2011	2010	2011	2010	2011	2010
Unrecognized actuarial loss	**$125,367**	$113,377	**$60,910**	$59,790	**$ 48,761**	$ 54,875
Unrecognized prior service cost (benefit)	**346**	68	**(30)**	(34)	**(15,145)**	(19,838)
Ending balance	**$125,713**	$113,445	**$60,880**	$59,756	**$ 33,616**	$ 35,037

Statement of financial position as of fiscal year-end:	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
	2011	2010	2011	2010	2011	2010
Non-current assets	**$ —**	$ 5,386	**$ 4,147**	$ —	**$ —**	$ —
Accrued benefit cost						
Current liabilities	**(1,500)**	(1,497)	**(733)**	(681)	**(313)**	(279)
Non-current liabilities	**(20,587)**	(17,806)	**(16,549)**	(17,804)	**(16,147)**	(20,082)
Ending balance	**$(22,087)**	$(13,917)	**$(13,135)**	$(18,485)	**$(16,460)**	$(20,361)

The accumulated benefit obligation of the U.S. pension and other postretirement plans was $365,117 at December 3, 2011 and $347,648 at November 27, 2010. The accumulated benefit obligation of the non-U.S. pension plans was $129,166 at December 3, 2011 and $132,953 at November 27, 2010.

The following amounts relate to pension plans with accumulated benefit obligations in excess of plan assets as of December 3, 2011 and November 27, 2010:

	Pension Benefits and Other Postretirement Benefits			
	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Accumulated benefit obligation	**$72,775**	$74,340	**$19,773**	$66,363
Fair value of plan assets	**37,289**	35,278	**7,424**	51,517

The following amounts relate to pension plans with projected benefit obligations in excess of plan assets as of December 3, 2011 and November 27, 2010:

	Pension Benefits and Other Postretirement Benefits			
	U.S. Plans		Non-U.S. Plans	
	2011	2010	2011	2010
Projected benefit obligation	**$380,377**	$74,942	**$32,070**	$138,046
Fair value of plan assets	**341,830**	35,278	**14,787**	119,561

Information about the expected cash flows follows:

	Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-U.S. Plans	
Employer contributions			
2012	$ 1,500	$ 671	$ 4,132
Expected benefit payments			
2012	$15,930	$ 6,330	$ 4,132
2013	16,311	6,481	4,089
2014	16,779	6,738	4,075
2015	17,309	6,987	4,065
2016	17,893	7,182	4,054
2017-2021	98,815	39,832	19,940

Components of net periodic benefit cost and other supplemental information for the years ended December 3, 2011, November 27, 2010, and November 28, 2009 follow:

	Pension Benefits						Other Postretirement Benefits		
	U.S. Plans			Non-U.S. Plans					
Net periodic cost (benefit):	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
Service cost	**$ 2,304**	$ 5,496	$ 4,422	**$ 1,364**	$ 1,030	$ 942	**$ 514**	$ 542	$ 415
Interest cost	**16,736**	17,104	17,038	**7,449**	6,990	7,679	**2,676**	2,923	3,150
Expected return on assets	**(25,438)**	(26,231)	(22,770)	**(7,881)**	(7,833)	(7,406)	**(3,087)**	(2,734)	(3,361)
Amortization:									
Prior service cost	**24**	66	103	**(4)**	(4)	(4)	**(4,693)**	(4,636)	(4,636)
Actuarial (gain)/ loss	**3,689**	2,467	110	**2,723**	2,525	1,008	**5,932**	6,332	4,172
Transition amount	**—**	—	—	**—**	—	20	**—**	—	—
Curtailment (gain)/loss	**101**	—	—	**—**	—	—	**—**	—	—
Settlement charge/ (credit)	**—**	—	—	**—**	928	—	**—**	—	—
Net periodic benefit cost (benefit)	**$ (2,584)**	$ (1,098)	$ (1,097)	**$ 3,651**	$ 3,636	$ 2,239	**$ 1,342**	$ 2,427	$ (260)

	Pension Benefits		
	U.S. Plans	Non-U.S. Plans	Postretirement benefits
Amounts expected to be amortized from accumulated other comprehensive income into net periodic benefit costs over next fiscal year as of December 3, 2011			
Amortization of prior service cost (benefit)	**$ 48**	**$ (5)**	**$(4,693)**
Amortization of net actuarial (gain) loss	**3,858**	**2,665**	**5,177**
	$3,906	**$2,660**	**$ 484**

	Pension Benefits						Other Postretirement Benefits		
Weighted-average assumptions used to Determine benefit obligations	U.S. Plans			Non-U.S. Plans					
	2011	**2010**	**2009**	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
Discount rate	**5.05%**	5.46%	5.69%	**5.36%**	5.09%	5.16%	**4.73%**	4.96%	5.30%
Rate of compensation increase[1]	**5.00%**	4.17%	4.19%	**2.14%**	2.15%	2.21%	**N/A**	N/A	N/A

Weighted-average assumptions used to Determine net costs for years ended	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
Discount rate	**5.46%**	5.69%	6.93%	**5.10%**	5.18%	5.82%	**4.96%**	5.30%	6.79%
Expected return on plan assets	**8.00%**	7.90%	8.75%	**6.18%**	6.68%	8.40%	**8.75%**	8.75%	8.75%
Rate of compensation increase	**4.17%**	4.19%	4.18%	**2.13%**	2.15%	2.21%	**NA**	N/A	N/A

1 Benefits under the U.S. Pension Plan were locked-in as of May 31, 2011 and no longer include compensation increases. The 5.00 percent rate for 2011 is for supplemental executive retirement plan only.

The expected return on assets assumption on the investment portfolios for the pension and other postretirement benefit plans is based on the long-term expected returns for the investment mix of assets currently in the portfolio. Management uses historic return trends of the asset portfolio combined with recent market conditions to estimate the future rate of return. The discount rate is determined using a yield curve approach which enables us to select a discount rate that reflects the characteristics of the plan. This approach identifies a broad universe of corporate bonds that meet the quality and size criteria for the particular plan.

Assumed health care trend rates	2011	2010	2009
Health care cost trend rate assumed for next year	**7.25%**	7.00%	7.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%	5.00%
Fiscal year that the rate reaches the ultimate trend rate	**2018**	2015	2015

The rate of increase in health care cost levels is expected to be 7.25 percent in the year 2012.

Sensitivity Information: A one-percentage point change in the health care cost trend rate would have the following effects on the December 3, 2011 service and interest cost and the accumulated postretirement benefit obligation at December 3, 2011:

	One-Percentage Point	
	Increase	Decrease
Effect on service and interest cost components—annual	$ 5	$ (5)
Effect on accumulated postretirement benefit obligation	$64	$(61)

The asset allocation for the company's U.S. and non-U.S. pension plans at the end of 2011 and 2010 follows.

	U.S. Pension Plans			Non-U.S. Pension Plans			Other Postretirement Plans		
	Target	Percentage of Plan Assets at Year-End		Target	Percentage of Plan Assets at Year-End		Target	Percentage of Plan Assets at Year-End	
	2011	2011	2010	2011	2011	2010	2011	2011	2010
Asset Category									
Equities	60.0%	56.4%	59.7%	46.6%	44.8%	46.6%	0.0%	0.0%	0.0%
Fixed income	40.0%	42.6%	39.2%	53.4%	52.6%	53.1%	0.0%	0.0%	0.0%
Insurance	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	98.5%	98.1%
Cash	0.0%	1.0%	1.1%	0.0%	2.6%	0.3%	0.0%	1.5%	1.9%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Plan Asset Management

Plan assets are held in trust and invested in mutual funds, separately managed accounts and other commingled investment vehicles holding U.S. and non-U.S. equity securities, fixed income securities and other investment classes. We employ a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Futures and options may also be used to enhance risk-adjusted long-term returns while improving portfolio diversification and duration. Risk management is accomplished through diversification across asset classes, utilization of multiple investment managers and general plan-specific investment policies. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and our assessment of our overall liquidity position. This asset allocation policy mix is reviewed annually and actual versus target allocations are monitored regularly and rebalanced on an as-needed basis. Plan assets are invested using a combination of active and passive investment strategies. Passive, or "indexed" strategies, attempt to mimic rather than exceed the investment performance of a market benchmark. The plans' active investment strategies employ multiple investment management firms which in aggregate cover a range of investment styles and approaches. Performance is monitored and compared to relevant benchmarks on a regular basis.

The U.S. pension plans consist of two plans: a pension plan and a supplemental executive retirement plan (SERP). There were no assets in the SERP in 2011 and 2010. Consequently, all of the data disclosed in the asset allocation table for the U.S. pension plans pertain to our U.S. pension plan.

During 2011 we maintained our assets within the allowed ranges of the target asset allocation mix of 60 percent equities and 40 percent fixed income plus or minus 5% and continued our focus to reduce volatility of plan assets in future periods and to more closely match the duration of the assets with the duration of the liabilities of the plan. We plan to maintain the portfolio at this target allocation in 2012.

The non-U.S. pension plans consist of all the pension plans administered by us outside the U.S., principally consisting of plans in Germany, the United Kingdom and Canada. During 2011 we maintained our assets for the non-U.S. pension plans at the specific target asset allocation mix determined for each plan plus or minus the allowed rate to reduce volatility of plan assets in future periods and to more closely match the duration of the assets with the duration of the liabilities of the individual plans. We plan to maintain the portfolios at their respective target asset allocations in 2012.

Other postretirement benefits plans consist of two U.S. plans: a retiree medical health care plan and a group term life insurance plan. There were no assets in the group term life insurance plan for 2011 and 2010. Consequently, all of the data disclosed in the asset allocation table for other postretirement plans pertain to our retiree medical health care plan. Our investment strategy for other postretirement benefit plans is to own insurance policies that maintain an asset allocation nearly completely in equities. These equities are invested in a passive portfolio indexed to the S&P 500. Our large weighting to equities in these plans is driven by the investment options available and the relative underfunded status of the plans.

Fair Value of Plan Assets

In fiscal 2010 we adopted new accounting guidance requiring additional disclosures for plan assets of defined benefit pension and other postretirement benefit plans. This guidance requires that we categorize plan assets within a three-level fair value hierarchy as described in Note 13 to the Consolidated Financial Statements.

U.S. Pension Plans	Level 1	Level 2	Level 3	Total Assets
Equities	$ 98,086	$ 73,648	$ —	$171,734
Fixed income	55,466	73,595	591	129,652
Cash	3,154	—	—	3,154
Total	$156,706	$147,243	$ 591	$304,540

Non-U.S. Pension Plans	Level 1	Level 2	Level 3	Total Assets
Equities	$ 26,134	$ 29,650	$ —	$ 55,784
Fixed income	40,659	24,891	—	65,550
Cash	3,249	1	—	3,250
Total	$ 70,042	$ 54,542	$ —	$124,584

Other Postretirement Benefits	Level 1	Level 2	Level 3	Total Assets
Insurance	$ —	$ —	$36,715	$ 36,715
Cash	574	—	—	574
Total	$ 574	$ —	$36,715	$ 37,289

The definitions of fair values of our pension and other postretirement benefit plan assets at December 3, 2011 by asset category are as follows:

Equities—Primarily publicly traded common stock for purposes of total return and to maintain equity exposure consistent with policy allocations. Investments include: i) U.S. and non-U.S. equity securities and mutual funds valued at closing prices from national exchanges; and ii) commingled funds valued at unit values or net asset values provided by the investment managers, which are based on the fair value of the underlying investments.

Fixed income—Primarily corporate and government debt securities for purposes of total return and managing fixed income exposure to policy allocations. Investments include i) mutual funds valued at closing prices from national exchanges, ii) corporate and government debt securities valued at closing prices from national exchanges, iii) commingled funds valued at unit values or net asset value provided by the investment managers, which are based on the fair value of the underlying investments, and iv) an annuity contract, the value of which is determined by the provider and represents the amount the plan would receive if the contract were cashed out at year-end.

Insurance—Insurance contracts for purposes of funding postretirement medical benefits. Fair values are the cash surrender values as determined by the providers which are the amounts the plans would receive if the contracts were cashed out at year end.

Cash—Cash balances on hand, accrued income and pending settlements of transactions for purposes of handling plan payments. Fair values are the cash balances as reported by the Trustees of the plans.

The following is a roll forward of the Level 3 investments of our pension and postretirement benefit plan assets during the year ended December 3, 2011:

U.S. Pension Plans	**Equity**	**Fixed Income**	**Insurance**	**Total**
Level 3 balance at beginning of year	$—	$688	$ —	$ 688
Purchases, sales, issuances and settlements, net	—	(97)	—	(97)
Level 3 balance at end of year	$—	$591	$ —	$ 591

Other Postretirement Benefits	**Equity**	**Fixed Income**	**Insurance**	**Total**
Level 3 balance at beginning of year	$—	$—	$34,599	$34,599
Net transfers into / (out of) level 3	—	—	(199)	(199)
Purchases, sales, issuances and settlements, net	—	—	(267)	(267)
Net gains/(losses)	—	—	2,582	2,582
Level 3 balance at end of year	$—	$—	$36,715	$36,715

Note 11: Financial Instruments

As a result of being a global enterprise, our earnings, cash flows and financial position are exposed to foreign currency risk from foreign currency denominated receivables and payables. These items are denominated in various foreign currencies, including the Euro, Canadian dollar, Australian dollar, British pound sterling, Japanese yen, Swiss franc, Argentine peso, Brazilian real, Chilean peso, Colombian peso, Costa Rican colones, Chinese renminbi, Honduran lempira, Indian rupee and Mexican peso.

Our objective is to balance, where possible, local currency denominated assets to local currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We take steps to minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. We do not enter into any speculative positions with regard to derivative instruments.

We enter into derivative contracts with a group of investment grade multinational commercial banks. We evaluate the credit quality of each of these banks on a periodic basis as warranted.

Foreign currency derivative instruments outstanding were not designated as hedges for accounting purposes, the gains and losses related to mark-to-market adjustments were recognized as other income or expense in the income statement during the periods in which the derivative instruments were outstanding. See Note 13 to Consolidated Financial Statements for the fair value amounts of these derivative instruments.

As of December 3, 2011, we had forward foreign currency contracts maturing between December 20, 2011 and November 1, 2012. The mark-to-market effect associated with foreign currency contracts outstanding at each year end were a loss of $160, $1,419 and $471 in 2011, 2010 and 2009, respectively. These losses were largely offset by the underlying transaction gains and losses resulting from the foreign currency exposures for which these contracts relate.

As of December 3, 2011, we had a currency option on a portion of the acquisition purchase price for the pending acquisition of the global industrial adhesives business of Forbo Group. See Note 18 to Consolidated Financial Statements. The fair value of this derivative is included in Note 13 to Consolidated Financial Statements. The expense associated with this currency option was a loss of $3,089 which was recognized as a special charge in the income statement. See Note 16 to Consolidated Financial Statements.

We have interest rate swap agreements to convert $75,000 of our Senior Notes to variable interest rates. See Note 7 to Consolidated Financial Statements for additional information. The change in the fair value of the Senior Notes, attributable to the change in the risk being hedged, was a liability of $7,111 at December 3, 2011 and was included in long-term debt in the consolidated balance sheets. The fair values of the swaps in total were an asset of $7,360 at December 3, 2011 and were included in other assets in the consolidated balance sheets. The swaps were designated for hedge accounting treatment. The changes in the fair value of the swap and the fair value of the Senior Notes attributable to the change in the risk being hedged are recorded as other income (expense), net in the consolidated statements of income. In a perfectly effective hedge relationship, the two fair value calculations would exactly offset each other. Any difference in the calculation represents hedge ineffectiveness. The calculations as of December 3, 2011 resulted in additional pre-tax gain of $456 for the year as the fair value of the interest rate swaps increased by more than the change in the fair value of the Senior Notes attributable to the change in the risk being hedged.

As of November 27, 2010, the change in fair value of the Senior Notes, attributable to the change in the risk being hedged, was a liability of $4,103 and was included in long-term debt in the consolidated balance sheet. The fair values of the swaps in total were an asset of $3,896 at November 27, 2010 and were included in other assets in the consolidated balance sheet. The swaps were designated for hedge accounting treatment. The hedge ineffectiveness calculation as of November 27, 2010 resulted in additional pre-tax income of $81 for the year as the fair value of the interest rate swaps increased by more than the change in the fair value of the Senior Notes attributable to the change in the risk being hedged.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities in the customer base and their dispersion across many different industries and countries. As of December 3, 2011 and November 27, 2010, there were no significant concentrations of credit risk.

Note 12: Commitments and Contingencies

Leases: The minimum lease payments, related to buildings, equipment and vehicles, that are expected to be made in each of the years indicated based on operating leases in effect at December 3, 2011 are:

Fiscal Year	2012	2013	2014	2015	2016	Remainder	Total Minimum Lease Payments
Operating Leases	$6,445	$4,178	$2,164	$976	$432	$261	$14,456

Rent expense for all operating leases, which includes minimum lease payments and other charges such as common area maintenance fees, was $10,265, $9,626 and $8,138 in 2011, 2010 and 2009, respectively.

Servicing Agreement: In 2005, we entered into an agreement to provide us with information technology services. The agreement is scheduled to run through 2014. Actual expenditures under the agreement for the years ended December 3, 2011, November 27, 2010 and November 28, 2009 were $6,146, $6,506 and $10,075, respectively. Of the costs incurred, $50, $29 and $869 were capitalized in 2011, 2010 and 2009, respectively. The future contractual obligations in each of the years indicated based on the contract in place at December 3, 2011 are:

Fiscal Year	2012	2013	2014	Total Contractual Obligations
Servicing Agreement	$4,482	$3,594	$1,280	$9,356

Environmental Matters. From time to time, we are identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis.

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties in a number of government enforcement actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities, including remediation of environmental contamination at our Sorocaba, Brazil facility. Soil and water samples were collected on and around the Sorocaba facility, and test results indicated that certain contaminants, including carbon tetrachloride and other solvents, exist in the soil and in the groundwater at both the Sorocaba facility and some neighboring properties. We are continuing to work with Brazilian regulatory authorities to implement and operate a remediation system at the site. As of December 3, 2011, $1,085 was recorded as a liability for expected remediation expenses remaining for this site. Depending on the results of the testing of our current remediation actions, we may be required to record additional liabilities related to remediation costs at the Sorocaba facility.

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. We review the circumstances of each individual site, considering the number of parties involved, the level of potential liability or contribution of us relative to the other parties, the nature and magnitude of the hazardous substances involved, the method and extent of remediation, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish a financial provision. As of December 3, 2011, we had reserved $2,145, which represents our best estimate of probable liabilities with respect to environmental matters, inclusive of the accrual related to the Sorocaba facility as described above. However, the full extent of our future liability for environmental matters is difficult to predict because of uncertainty as to the cost of investigation and clean up of the sites, our responsibility for such hazardous substances and the number of and financial condition of other potentially responsible parties.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we do not believe that these matters, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

Other Legal Proceedings. From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, health and safety and employment matters. While we are unable to predict the outcome of these matters, we do not believe, based upon currently available information, that the ultimate resolution of any pending matter, individually or in aggregate, including the asbestos litigation described in the following paragraphs, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

We have been named as a defendant in lawsuits in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 25 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

A significant portion of the defense costs and settlements in asbestos-related litigation continues to be paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Historically, this third party routinely defended all cases tendered to it and paid settlement amounts resulting from those cases. In the 1990s, the third party sporadically reserved its rights, but continued to defend and settle all asbestos-related claims tendered to it by us. In 2002, the third party rejected the tender of certain cases and indicated it would seek contributions for past defense costs, settlements and judgments. However, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party. As discussed below, in 2007, we and a group of other defendants, including the third party obligated to indemnify us against certain asbestos-related claims, entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities (including defense costs). Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and, in some cases, settlements and judgments, in asbestos-related lawsuits. Under these agreements, we are required in some cases to fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent. In addition, to delineate our rights under certain insurance policies, in October 2009, we commenced a declaratory judgment action against one of our insurers in the United States District Court for the District of Minnesota. Additional insurers have been brought into the action to address issues related to the scope of their coverage.

As referenced above, in 2007, we and a group of other defendants entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims over a period of years. In total, we had expected to contribute up to $4,114, based on a present value calculation, towards the settlement amounts to be paid to the claimants in exchange for full releases of claims. Of this amount, our insurers had committed to pay $2,043 based on the probable liability of $4,114. Our contributions toward settlements from the time of the agreement through the end of fiscal year 2010 were $1,674 with insurers paying $892 of that amount. Based on this experience we reduced our reserves to an undiscounted amount of $800 with insurers expected to pay $510. During 2011 we contributed another $550 toward settlements with insurers paying $351 of that amount. This reduced our reserves for this agreement to $250 with an insurance receivable of $159, as of December 3, 2011. These amounts represent our best estimate for the settlement amounts yet to be paid related to this agreement. Our reserve is recorded on an undiscounted basis.

In addition to the group settlement referenced above, a summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

A summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

	Year Ended December 3, 2011	Year Ended November 27, 2010	Year Ended November 28, 2009
Lawsuits and claims settled	**7**	4	7
Settlements reached	**$537**	$458	$846
Insurance payments received or expected to be received	**$417**	$366	$595

We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff.

To the extent we can reasonably estimate the amount of our probable liabilities for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries. As of December 3, 2011, our probable liabilities and insurance recoveries related to asbestos claims were $399 and $295, respectively. We have concluded that it is not possible to reasonably estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to our inability to project future events. Future variables include the number of claims filed or dismissed, proof of exposure to our products, seriousness of the alleged injury, the number and solvency of other defendants in each case, the jurisdiction in which the case is brought, the cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Based on currently available information, we do not believe that asbestos-related litigation, individually or in aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements in such litigation could negatively impact the results of operations or cash flows in one or more future quarters.

In addition to product liability claims discussed above, we are involved in other claims or legal proceedings related to our products, which we believe are not out of the ordinary in a business of the type and size in which we are engaged.

Note 13: Fair Value Measurements

The following table presents information about our financial assets and liabilities that are measured at fair value on a recurring basis as of December 3, 2011 and November 27, 2010, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Description	December 3, 2011	Fair Value Measurements Using:		
		Level 1	Level 2	Level 3
Assets:				
Marketable securities	$76,114	$76,114	$ —	$ —
Derivative assets	1,862	—	1,862	—
Interest rate swaps	7,360	—	7,360	—
Liabilities:				
Derivative liabilities	$ 1,181	$ —	$1,181	$ —
Contingent consideration liabilities	1,893	—	—	1,893

Description	November 27, 2010	Fair Value Measurements Using:		
		Level 1	Level 2	Level 3
Assets:				
Marketable securities	$61,474	$61,474	$ —	$ —
Derivative assets	1,249	—	1,249	—
Interest rate swaps	3,896	—	3,896	—
Liabilities:				
Derivative liabilities	$ 2,668	$ —	$2,668	$ —

Note 14: Operating Segments

Through the first quarter of 2011, we managed our business based on four primary geographic regions: North America, EIMEA, Latin America and Asia Pacific which were our reportable segments for SEC disclosure purposes. The change in our CEO at the end of fiscal 2010 resulted in a review of our management reporting structure. Changes in the reporting structure, during the second quarter of 2011, required us to conduct an operating segment assessment in accordance with ASC Topic 280 "Segment Reporting", to determine our reportable segments. The conclusion of the assessment is that we now have six reportable segments: North America Adhesives, Construction Products, EIMEA, Latin America Adhesives, Latin America Paints and Asia Pacific. Operating results of each of these segments are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The business components within each operating segment are managed to maximize the results of the overall operating segment rather than the results of any individual business component of the operating segment. Results of individual components of each operating segment are subject to numerous allocations of segment-wide costs that may or may not have been focused on that particular component for a particular reporting period. The costs for these allocated resources are not tracked on a "where-used" basis as financial performance is assessed at the total operating segment level.

We are required to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. We evaluate the performance of each of our operating segments based on segment operating income, which is defined as gross profit less selling, general and administrative (SG&A) expenses. Segment operating income excludes special charges and asset impairment charges. Corporate expenses are fully allocated to each operating segment. Corporate assets are not allocated to the segments. Inter-segment revenues are recorded at cost plus a markup for administrative costs.

Reportable operating segment financial information for all periods presented follows and prior periods have been restated to reflect the new segment presentation:

	2011	2010	2009
Net revenue			
North America Adhesives	**$ 489,854**	$ 445,013	$ 416,678
Construction Products	**134,573**	122,210	116,153
EIMEA	**473,718**	404,751	365,275
Latin America Adhesives	**145,693**	128,340	116,421
Latin America Paints	**115,045**	100,979	100,321
Asia Pacific	**198,669**	154,868	119,811
Total	**$1,557,552**	$1,356,161	$1,234,659
Inter-segment sales			
North America Adhesives	**$ 60,793**	$ 46,130	$ 32,344
Construction Products	**686**	262	349
EIMEA	**10,031**	9,846	8,380
Latin America Adhesives	**1,043**	907	986
Latin America Paints	**2,499**	1,122	93
Asia Pacific	**9,334**	7,027	2,748
Segment operating income			
North America Adhesives	**$ 75,438**	$ 70,391	$ 69,202
Construction Products	**3,538**	2,657	936
EIMEA	**26,291**	13,962	22,918
Latin America Adhesives	**8,194**	7,157	8,697
Latin America Paints	**7,004**	4,182	999
Asia Pacific	**8,579**	5,996	4,409
Total	**$ 129,044**	$ 104,345	$ 107,161
Depreciation and amortization			
North America Adhesives	**$ 10,418**	$ 10,788	$ 15,582
Construction Products	**10,966**	11,344	11,676
EIMEA	**10,662**	11,124	12,192
Latin America Adhesives	**1,628**	1,751	2,296
Latin America Paints	**2,499**	2,740	2,639
Asia Pacific	**5,043**	3,453	2,362
Total	**$ 41,216**	$ 41,200	$ 46,747
Total assets[1]			
North America Adhesives	**$ 189,371**	$ 169,410	$ 197,942
Construction Products	**180,861**	185,736	196,750
EIMEA	**344,935**	294,105	322,109
Latin America Adhesives	**82,898**	89,258	78,078
Latin America Paints	**77,766**	69,500	62,688
Asia Pacific	**150,949**	145,152	94,226
Corporate	**200,929**	200,296	148,652
Total	**$1,227,709**	$1,153,457	$1,100,445

	2011	2010	2009
Capital expenditures			
North America Adhesives	**$ 3,989**	$ 5,283	$ 1,870
Construction Products	**3,936**	921	1,986
EIMEA	**16,458**	10,080	6,544
Latin America Adhesives	**1,202**	1,555	464
Latin America Paints	**2,240**	1,363	1,125
Asia Pacific	**3,511**	10,673	5,580
Corporate	**4,696**	6,035	5,169
Total	**$36,032**	$35,910	$22,738

1 Segment assets include primarily inventory, accounts receivable, property, plant and equipment and other miscellaneous assets. Corporate assets include primarily corporate property, plant and equipment, deferred tax assets, certain investments and other assets.

Reconciliation of segment operating income to income before income taxes and income from equity method investments

	2011	2010	2009
Segment operating income	**$129,044**	$104,345	$107,161
Special charges	**(7,499)**	—	—
Asset impairment charges	**(332)**	(8,785)	(790)
Other income, net	**4,590**	2,572	15,983
Interest expense	**(10,811)**	(10,414)	(7,734)
Income before income taxes and income from equity method investments	**$114,992**	$ 87,718	$114,620

Financial information about geographic areas

	Net Revenue		
	2011	2010	2009
United States	**$ 613,250**	$ 556,407	$ 520,840
All other countries with less than 10 percent of total	**944,302**	799,754	713,819
Total	**$1,557,552**	$1,356,161	$1,234,659

	Property, Plant and Equipment, net		
	2011	2010	2009
United States	**$ 121,333**	$ 124,124	$ 128,131
Germany	**33,278**	32,993	38,376
All other countries with less than 10 percent of total	**101,272**	93,958	86,793
Total	**$ 255,883**	$ 251,075	$ 253,300

Note 15: Redeemable Non-Controlling Interest

On August 1, 2011, we completed a definitive agreement with our longstanding agent in Turkey and issued a 10 percent ownership in H.B. Fuller Kimya San. Tic A.S. (HBF Turkey), a newly created entity located in Istanbul Turkey, to the agent for €1,000 and the list of customers in Turkey to whom the agent was reselling adhesive products manufactured by us. The formation of this business relationship is part of our comprehensive strategy for expansion in emerging markets. The minority shareholder is entitled to increase his ownership by 1 percent per year for 5 years up to a maximum of 13 percent ownership based on the achievement of profitability targets in each year. Both the minority shareholder and H.B. Fuller have an option, exercisable beginning

August 1, 2018, to require the redemption of the shares owned by the minority shareholder at a price determined by a formula based on 24 months trailing EBITDA. The option is subject to a minimum price of €3,500.

Since the option makes the redemption of the minority ownership shares of HBF Turkey outside of our control, these shares are classified as a redeemable non-controlling interest in temporary equity in the Consolidated Balance Sheets. Initially, the redeemable non-controlling interest was measured at the fair value of the cash and list of customers received which was determined to be €2,946 (approximately $4,199). Subsequent to the initial measurement, the carrying value of the redeemable non-controlling interest will be accreted to its estimated redemption value over the period from the date of issuance of the option to the earliest redemption date of the option. The redemption value of the option, if it were currently redeemable, is estimated to be €3,500 as of December 3, 2011.

HBF Turkey's results of operations are consolidated in our financial statements. The 10 percent non-controlling interest is included in income or loss attributable to non-controlling interests in the consolidated statements of income and in the carrying value of the redeemable non-controlling interest on the consolidated balance sheets. The accretion adjustment to redemption value is also included in income or loss attributable to non-controlling interests in the consolidated statements of income and in the carrying value of the redeemable non-controlling interest on the consolidated balance sheets. HBF Turkey's functional currency is the Turkish lira and changes in exchange rates will also affect the reported amount of the redeemable non-controlling interest. As of December 3, 2011 the redeemable non-controlling interest was:

Initial measurement of Redeemable Noncontrolling Interest	$4,199
Net Income (loss) attributed to Redeemable Noncontrolling Interest	16
Accretion adjustment to redemption value	26
Foreign currency translation adjustment	(354)
Balance of Redeemable Noncontrolling Interest at December 3, 2011	$3,887

Note 16: Special Charges

In the fourth quarter of 2011, we incurred special charges of $4,410 for costs related to the pending acquisition of the global industrial adhesives business of Forbo Group and the EIMEA operating segment transformation project. Also related to the Forbo pending acquisition, we purchased a foreign currency option to hedge a portion of the acquisition purchase price. The expense associated with this option was $3,089. See Note 18 to Consolidated Financial Statements for more information.

Note 17: Quarterly Data (unaudited)

(In thousands, except per share amounts)

	2011			
	Q1	Q2	Q3	Q4
Net revenue	$339,548	$393,722	$387,756	$436,526
Gross profit	96,904	112,592	111,981	125,613
Selling, general and administrative expenses	(75,653)	(77,608)	(79,542)	(85,243)
Special charges	—	—	—	(7,499)
Asset impairment charges	(332)	—	—	—
Net income attributable to H.B. Fuller	$ 14,351	$ 25,126	$ 23,220	$ 26,408
Basic Income per share	$ 0.29	$ 0.51	$ 0.47	$ 0.54
Diluted Income per share	$ 0.29	$ 0.50	$ 0.47	$ 0.53
Weighted-average common shares outstanding				
Basic	49,006	49,021	49,000	48,937
Diluted	49,877	49,850	49,917	49,821

(In thousands, except per share amounts)	2010 Q1	2010 Q2	2010 Q3	2010 Q4
Net revenue	$309,442	$347,908	$338,568	$360,243
Gross profit	97,679	101,108	96,274	102,120
Selling, general and administrative expenses	(71,448)	(75,292)	(73,584)	(72,512)
Asset impairment charges	—	(8,785)	—	—
Net income attributable to H.B. Fuller	$ 18,952	$ 11,011	$ 18,978	$ 21,936
Basic Income per share	$ 0.39	$ 0.23	$ 0.39	$ 0.45
Diluted Income per share	$ 0.38	$ 0.22	$ 0.38	$ 0.44
Weighted-average common shares outstanding				
Basic	48,491	48,572	48,595	48,740
Diluted	49,494	49,613	49,585	49,740

Note 18: Subsequent Events (unaudited)

On December 21, 2011 we entered into an agreement to purchase the global industrial adhesives business of Forbo Group for approximately $394 million. Forbo Group is a manufacturer and supplier of industrial adhesives and is known for the breadth of its product line in all of our core market segments, particularly packaging and durable assembly. Forbo Group is based in Zug, Switzerland.

In conjunction with the pending acquisition of Forbo, we entered into foreign exchange forward contracts to purchase Swiss francs. Prior to closing the acquisition transaction, we intend to raise permanent financing through the private placement and syndicated bank loan markets. The acquisition has been approved by the Board of Directors of each of the companies. Subject to customary closing conditions and regulatory approvals, the transaction is expected to close as soon as March 2012.

On January 26, 2012, our Board of Directors approved a facility closure plan as part of the EIMEA operating segment transformation project. The plan includes closure of our facilities in Austria and Italy and the transfer of our EIMEA shared services functions to a single location in Portugal. The plan is expected to be completed in 2013.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our president and chief executive officer and senior vice president, chief financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act)). Based on this evaluation, the president and chief executive officer and the senior vice president, chief financial officer concluded that, as of December 3, 2011, our disclosure controls and procedures were effective (1) to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (2) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to us, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of H.B. Fuller Company is responsible for establishing and maintaining adequate internal control over financial reporting. H.B. Fuller Company's internal control system was designed to provide reasonable assurance to the company's management and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

H.B. Fuller Company management assessed the effectiveness of the company's internal control over financial reporting as of December 3, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on the assessment management believes that, as of December 3, 2011, the company's internal control over financial reporting was effective based on those criteria.

H.B. Fuller Company's Independent Registered Public Accounting Firm have issued an attestation report on the effectiveness of the company's internal control over financial reporting. This report appears on page 35.

Attestation Report of the Registered Public Accounting Firm

The report on the effectiveness of the company's internal control over financial reporting issued by KPMG LLP, the company's Independent Registered Public Accounting Firm, appears on page 35.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information under the headings "Proposal 1—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance—Audit Committee" contained in the company's Proxy Statement for the Annual Meeting of Shareholders to be held on April 12, 2012 (the "2012 Proxy Statement") is incorporated herein by reference.

The information contained at the end of Item 1. hereof under the heading "Executive Officers of the Registrant" is incorporated herein by reference.

Since the date of our 2011 Proxy Statement, there have been no material changes to the procedures by which shareholders may recommend nominees to our Board of Directors.

The company has a code of business conduct applicable to all of its directors and employees, including its principal executive officer, principal financial officer, principal accounting officer, controller and other employees performing similar functions. A copy of the code of business conduct is available under the Investor Relations section of the company's website at www.hbfuller.com. The company intends to disclose on its website information with respect to any amendment to or waiver from a provision of its code of business conduct that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

Item 11. Executive Compensation

The information under the headings "Executive Compensation," and "Director Compensation" contained in the 2012 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the headings "Security Ownership of Certain Beneficial Owners and Management" contained in the 2012 Proxy Statement is incorporated herein by reference.

Equity Compensation Plans Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,822,245[1]	$19.29[2]	3,296,060[3]
Equity compensation plans not approved by security holders	NONE	—	NONE
Total	2,822,245	$19.29	3,296,060

(1) Consists of 2,423,366 outstanding stock options, 127,117 outstanding restricted stock units and 271,762 outstanding restricted stock shares convertible to common stock under the company's share based equity plans.

(2) The weighted average exercise price does not include outstanding restricted stock units or deferred units convertible to common stock under the company's deferred compensation plans.

(3) Set forth in the table below are the number of shares remaining available for issuance under each of our equity compensation plans at December 3, 2011. Grants under these plans may be in the form of any of the listed type of awards. Of the number of shares available under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan, only 502,968 of these shares remained available for restricted stock or restricted stock unit awards as of December 3, 2011.

Plan	Number of Shares	Types of Awards
Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	3,240,949	Options, restricted stock, restricted stock units, stock appreciation rights and performance awards
Key Employee Deferred Compensation Plan	55,111	Deferred units convertible to common stock

Item 13. Certain Relationships and Related Transactions and Director Independence

The information under the headings "Certain Relationships and Related Transactions" and "Corporate Governance—Director Independence" contained in the 2012 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information under the heading "Fees Paid to Independent Registered Public Accounting Firm" contained in the 2012 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

1. **Consolidated Financial Statements**

   Consolidated Statements of Income for the fiscal years ended December 3, 2011, November 27, 2010 and November 28, 2009.

   Consolidated Balance Sheets as of December 3, 2011 and November 27, 2010.

   Consolidated Statements of Total Equity for the fiscal years ended December 3, 2011, November 27, 2010 and November 28, 2009.

   Consolidated Statements of Cash Flows for the fiscal years ended December 3, 2011, November 27, 2010 and November 28, 2009.

   Notes to Consolidated Financial Statements

   Report of Independent Registered Public Accounting Firm

2. **Financial Statement Schedules**

   All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. **Exhibits**

	Item	Incorporation by Reference
2.1	Master Purchase Agreement, dated as of December 21, 2011, between Forbo Holding AG and H.B. Fuller Company (excluding schedules and exhibits, which the Registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request)	Exhibit 2.1 to the Current Report on Form 8-K dated December 21, 2011.
3.1	Restated Articles of Incorporation of H.B. Fuller Company, as amended	Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended September 2, 2006.
3.2	By-Laws of H.B. Fuller Company	Exhibit 3(ii). 1 to the Current Report on Form 8-K dated December 4, 2008.
4.1	Form of Certificate for common stock, par value $1.00 per share	Exhibit 4.1 to the Annual Report on Form 10-K, as amended, for the year ended November 28, 2009.
4.2	Rights Agreement, dated as of July 13, 2006, between H.B. Fuller Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent	Exhibit 4.1 to the Current Report on Form 8-K dated July 13, 2006.
4.3	Agreement dated as of June 2, 1998 between H.B. Fuller Company and a group of investors, primarily insurance companies, including the form of Notes	Exhibit 4(a) to the Quarterly Report on Form 10-Q for the quarter ended August 29, 1998.
4.4	Note Purchase Agreement, dated December 16, 2009, among H.B. Fuller Company, as borrower, and various financial institutions.	Exhibit 4.1 to the Current Report on Form 8-K dated December 16, 2009.

	Item	Incorporation by Reference
*10.1	Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 5, 2006.
*10.2	H.B. Fuller Company 1998 Directors' Stock Incentive Plan	Exhibit 10(c) to the Quarterly Report on Form 10-Q for the quarter ended May 30, 1998.
*10.3	H.B. Fuller Company Supplemental Executive Retirement Plan—1998 Revision, as amended	Exhibits 10(j) and 10(x) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibits 10.1, 10.2 and 10.3 to the Current Report on Form 8-K dated November 30, 2006 and Exhibit 10.1 to the Current Report on Form 8-K dated December 19, 2007.
*10.4	H.B. Fuller Company Supplemental Executive Retirement Plan II—2008, as amended	Exhibit 10.2 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.5 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.5	H.B. Fuller Company Executive Benefit Trust dated October 25, 1993 between H.B. Fuller Company and First Trust National Association, as Trustee, as amended, relating to the H.B. Fuller Company Supplemental Executive Retirement Plan	Exhibit 10(k) to the Annual Report on Form 10-K for the year ended November 29, 1997, Exhibit 10(k) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibit 10.3 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.6	H.B. Fuller Company Key Employee Deferred Compensation Plan (2005 Amendment and Restatement), as amended	Exhibit 10.1 to the Current Report on Form 8-K dated October 23, 2006, Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 1, 2007 and Exhibit 10.8 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.7	Amended and Restated H.B. Fuller Company Annual and Long-Term Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 3, 2008.
*10.8	Form of Change in Control Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.11 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.9	Form of Severance Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.10	Form of Restricted Stock Award Agreement under the H.B. Fuller Company 2009 Director Stock Incentive Plan for awards made to our non-employee directors on or after July 7, 2010	Exhibit 10.1 to the Current Report on Form 8-K dated July 6, 2010.
*10.11	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 4, 2008.
*10.12	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 4, 2008.

Item	Incorporation by Reference
*10.13 Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 4, 2008.
*10.14 Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.1 to the Current Report on Form 8-K dated December 3, 2009.
*10.15 Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 3, 2009.
*10.16 Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 3, 2009.
*10.17 Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 3, 2009.
*10.18 Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.5 to the Current Report on Form 8-K dated December 3, 2009.
10.19 Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.1 to the Current Report on Form 8-K dated January 20, 2011.
10.20 Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.2 to the Current Report on Form 8-K dated January 20, 2011.
10.21 Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.3 to the Current Report on Form 8-K dated January 20, 2011.
10.22 Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.4 to the Current Report on Form 8-K dated January 20, 2011.
10.23 Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.5 to the Current Report on Form 8-K dated January 20, 2011.

	Item	Incorporation by Reference
10.24	Credit Agreement, dated April 29, 2010, among H.B. Fuller Company and JP Morgan Chase Bank, N.A., as administrative agent, and Citibank, N.A., as syndication agent, and various financial institutions (the "Credit Agreement")	Exhibit 10.1 to the Current Report on Form 8-K dated April 19, 2010.
10.25	Loan Agreement, dated June 19, 2006, among H.B. Fuller Company and JP Morgan Chase Bank, National Association as Administrative Agent, Citibank, N.A. as Syndication Agent, and ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch as Co-Documentation Agents, as amended, and Schedules 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08 thereto	Exhibit 10.1 to the Current Report on Form 8-K dated June 19, 2006, Exhibit 10.20 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended August 29, 2009 and Exhibit 10.2 to the Current Report on Form 8-K dated April 19, 2010.
*10.26	H.B. Fuller Company Defined Contribution Restoration Plan (As Amended and Restated Effective January 1, 2008), as amended	Exhibit 10.4 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.27	H.B. Fuller Company Directors' Deferred Compensation Plan (2008 Amendment and Restatement), as amended	Exhibit 10.22 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.23 to the Annual Report on Form 10-K for the year ended November 29, 2008.
10.28	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2010	Exhibit 10.1 to the Current Report on Form 10-K dated January 20, 2010.
*10.29	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2011	Exhibit 10.1 to the Current Report on Form 8-K dated December 2, 2010.
*10.30	H.B. Fuller Company 2009 Director Stock Incentive Plan	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.31	Amendment, dated February 2, 2010, to offer letter between H.B. Fuller Company and James Owens	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended February 27, 2010.
*10.32	Amendment to Severance Agreement dated December 2, 2010 by and between H.B. Fuller Company and James J. Owens	Exhibit 10.1 to the Current Report on Form 8-K/A dated November 19, 2010.
10.33	Second Declaration of Amendment dated May 31, 2011 to the H.B. Fuller Company Supplemental Executive Retirement Plan II—2008	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 28, 2011.
10.34	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2012	Exhibit 10.5 to the Current Report on Form 8-K dated September 29, 2011.
21	List of Subsidiaries	
23	Consent of KPMG LLP	
24	Power of Attorney	
31.1	302 Certification—James J. Owens	
31.2	302 Certification—James R. Giertz	
32.1	906 Certification—James J. Owens	

	Item	Incorporation by Reference
32.2	906 Certification—James R. Giertz	
101	The following materials from the H.B. Fuller Company Annual Report on Form 10-K for the fiscal year ended December 3, 2011 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Total Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.	

* Asterisked items are management contracts or compensatory plans or arrangements required to be filed.

(b) See Exhibit Index and Exhibits attached to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H.B. FULLER COMPANY

By /s/ James J. Owens

JAMES J. OWENS
President and Chief Executive Officer

Dated: January 27, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title
/s/ James J. Owens JAMES J. OWENS	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ James R. Giertz JAMES R. GIERTZ	Senior Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ James C. McCreary, Jr. JAMES C. MCCREARY, JR.	Vice President, Controller (Principal Accounting Officer)
* LEE R. MITAU	Director, Chairman of the Board
* JULIANA L. CHUGG	Director
* THOMAS W. HANDLEY	Director
* J. MICHAEL LOSH	Director
* ALFREDO L. ROVIRA	Director
* JOHN C. VAN RODEN, JR.	Director
* R. WILLIAM VAN SANT	Director

*by /s/ Timothy J. Keenan
TIMOTHY J. KEENAN, Attorney in Fact

Dated: January 27, 2012

Exhibit Index

	Item	Incorporation by Reference
2.1	Master Purchase Agreement, dated as of December 21, 2011, between Forbo Holding AG and H.B. Fuller Company (excluding schedules and exhibits, which the Registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request)	Exhibit 2.1 to the Current Report on Form 8-K dated December 21, 2011.
3.1	Restated Articles of Incorporation of H.B. Fuller Company, as amended	Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended September 2, 2006.
3.2	By-Laws of H.B. Fuller Company	Exhibit 3(ii). 1 to the Current Report on Form 8-K dated December 4, 2008.
4.1	Form of Certificate for common stock, par value $1.00 per share	Exhibit 4.1 to the Annual Report on Form 10-K, as amended, for the year ended November 28, 2009.
4.2	Rights Agreement, dated as of July 13, 2006, between H.B. Fuller Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent	Exhibit 4.1 to the Current Report on Form 8-K dated July 13, 2006.
4.3	Agreement dated as of June 2, 1998 between H.B. Fuller Company and a group of investors, primarily insurance companies, including the form of Notes	Exhibit 4(a) to the Quarterly Report on Form 10-Q for the quarter ended August 29, 1998.
4.4	Note Purchase Agreement, dated December 16, 2009, among H.B. Fuller Company, as borrower, and various financial institutions.	Exhibit 4.1 to the Current Report on Form 8-K dated December 16, 2009.
*10.1	Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 5, 2006.
*10.2	H.B. Fuller Company 1998 Directors' Stock Incentive Plan	Exhibit 10(c) to the Quarterly Report on Form 10-Q for the quarter ended May 30, 1998.
*10.3	H.B. Fuller Company Supplemental Executive Retirement Plan—1998 Revision, as amended	Exhibits 10(j) and 10(x) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibits 10.1, 10.2 and 10.3 to the Current Report on Form 8-K dated November 30, 2006 and Exhibit 10.1 to the Current Report on Form 8-K dated December 19, 2007.
*10.4	H.B. Fuller Company Supplemental Executive Retirement Plan II—2008, as amended	Exhibit 10.2 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.5 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.5	H.B. Fuller Company Executive Benefit Trust dated October 25, 1993 between H.B. Fuller Company and First Trust National Association, as Trustee, as amended, relating to the H.B. Fuller Company Supplemental Executive Retirement Plan	Exhibit 10(k) to the Annual Report on Form 10-K for the year ended November 29, 1997, Exhibit 10(k) to the Annual Report on Form 10-K405 for the year ended November 28, 1998, Exhibit 10.3 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.

	Item	Incorporation by Reference
*10.6	H.B. Fuller Company Key Employee Deferred Compensation Plan (2005 Amendment and Restatement), as amended	Exhibit 10.1 to the Current Report on Form 8-K dated October 23, 2006, Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 1, 2007 and Exhibit 10.8 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.7	Amended and Restated H.B. Fuller Company Annual and Long-Term Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 3, 2008.
*10.8	Form of Change in Control Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.11 to the Annual Report on Form 10-K for the year ended November 29, 2008.
*10.9	Form of Severance Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.10	Form of Restricted Stock Award Agreement under the H.B. Fuller Company 2009 Director Stock Incentive Plan for awards made to our non-employee directors on or after July 7, 2010	Exhibit 10.1 to the Current Report on Form 8-K dated July 6, 2010.
*10.11	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 4, 2008.
*10.12	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 4, 2008.
*10.13	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made between December 4, 2008 and December 2, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 4, 2008.
*10.14	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.1 to the Current Report on Form 8-K dated December 3, 2009.
*10.15	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.2 to the Current Report on Form 8-K dated December 3, 2009.
*10.16	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.3 to the Current Report on Form 8-K dated December 3, 2009.
*10.17	Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.4 to the Current Report on Form 8-K dated December 3, 2009.

Item		Incorporation by Reference
*10.18	Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after December 3, 2009	Exhibit 10.5 to the Current Report on Form 8-K dated December 3, 2009.
10.19	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.1 to the Current Report on Form 8-K dated January 20, 2011.
10.20	Form of Restricted Stock Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.2 to the Current Report on Form 8-K dated January 20, 2011.
10.21	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.3 to the Current Report on Form 8-K dated January 20, 2011.
10.22	Form of Restricted Stock Unit Award Agreement for Retirement Eligible Participants under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.4 to the Current Report on Form 8-K dated January 20, 2011.
10.23	Form of Restricted Stock Award Agreement for the Chief Executive Officer under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 20, 2011	Exhibit 10.5 to the Current Report on Form 8-K dated January 20, 2011.
10.24	Credit Agreement, dated April 29, 2010, among H.B. Fuller Company and JP Morgan Chase Bank, N.A., as administrative agent, and Citibank, N.A., as syndication agent, and various financial institutions (the "Credit Agreement")	Exhibit 10.1 to the Current Report on Form 8-K dated April 19, 2010.
10.25	Loan Agreement, dated June 19, 2006, among H.B. Fuller Company and JP Morgan Chase Bank, National Association as Administrative Agent, Citibank, N.A. as Syndication Agent, and ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Chicago Branch as Co-Documentation Agents, as amended, and Schedules 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08 thereto	Exhibit 10.1 to the Current Report on Form 8-K dated June 19, 2006, Exhibit 10.20 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended August 29, 2009 and Exhibit 10.2 to the Current Report on Form 8-K dated April 19, 2010.
*10.26	H.B. Fuller Company Defined Contribution Restoration Plan (As Amended and Restated Effective January 1, 2008), as amended	Exhibit 10.4 to the Current Report on Form 8-K dated December 19, 2007 and Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.27	H.B. Fuller Company Directors' Deferred Compensation Plan (2008 Amendment and Restatement), as amended	Exhibit 10.22 to the Annual Report on Form 10-K for the year ended November 29, 2008 and Exhibit 10.23 to the Annual Report on Form 10-K for the year ended November 29, 2008.

	Item	Incorporation by Reference
10.28	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2010	Exhibit 10.1 to the Current Report on Form 10-K dated January 20, 2010.
*10.29	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2011	Exhibit 10.1 to the Current Report on Form 8-K dated December 2, 2010.
*10.30	H.B. Fuller Company 2009 Director Stock Incentive Plan	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.31	Amendment, dated February 2, 2010, to offer letter between H.B. Fuller Company and James Owens	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended February 27, 2010.
*10.32	Amendment to Severance Agreement dated December 2, 2010 by and between H.B. Fuller Company and James J. Owens	Exhibit 10.1 to the Current Report on Form 8-K/A dated November 19, 2010.
10.33	Second Declaration of Amendment dated May 31, 2011 to the H.B. Fuller Company Supplemental Executive Retirement Plan II—2008	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 28, 2011.
10.34	H.B. Fuller Company Management Short-Term Incentive Plan for fiscal year 2012	Exhibit 10.5 to the Current Report on Form 8-K dated September 29, 2011.
21	List of Subsidiaries	
23	Consent of KPMG LLP	
24	Power of Attorney	
31.1	302 Certification—James J. Owens	
31.2	302 Certification—James R. Giertz	
32.1	906 Certification—James J. Owens	
32.2	906 Certification—James R. Giertz	
101	The following materials from the H.B. Fuller Company Annual Report on Form 10-K for the fiscal year ended December 3, 2011 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Total Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.	

* Asterisked items are management contracts or compensatory plans or arrangements required to be filed.

CORPORATE

INFORMATION

BOARD OF DIRECTORS:

Lee R. Mitau
Chairman of the Board, H.B. Fuller Company
Executive Vice President and General Counsel
U.S. Bancorp

Juliana L. Chugg
Senior Vice President, President Meals Division
General Mills, Inc.

Thomas W. Handley
President
Global Food & Beverage Sector
Ecolab Inc.

J. Michael Losh
Private Investor

James Owens
President and Chief Executive Officer
H.B. Fuller Company

Alfredo L. Rovira
Managing Partner
Brons & Salas and Co-Chairman
of the Corporate Law Department of that firm

John C. van Roden, Jr.
Chairman of the Board
Airgas, Inc.

R. William Van Sant
Operating Partner
Stone Arch Capital, LLC

OFFICERS

James Owens
President and Chief Executive Officer

James Giertz
Senior Vice President and Chief Financial Officer

Steven Kenny
Senior Vice President, EIMEA

Patrick Trippel
Senior Vice President, Construction Materials

Kevin Gilligan
Vice President, Global Supply Chain

Traci Jensen
Vice President, Americas Adhesives

Timothy Keenan
Vice President, General Counsel and Corporate Secretary

James McCreary, Jr.
Vice President, Corporate Controller

Ann Parriott
Vice President, Human Resources

Cheryl Reinitz
Vice President, Treasurer

Joan Schuller
Vice President, Asia Pacific

REGULATION G INFORMATION, FINANCIAL RECONCILIATIONS AND FOOTNOTES:

1 2006 SG&A expense included $12.3 million in charges associated with a separation agreement entered into with the company's former chief executive officer

2 Segment operating income is a non-GAAP financial measure defined as gross profit less SG&A expense. Segment operating income excludes special charges and asset impairment charges. Management utilizes segment operating income to assess performance and make decisions regarding allocation of resources. (See reconciliation below (in millions U.S.)

	2004	2005	2006	2007	2008	2009	2010	2011
Gross profit	$ 335.6	$ 367.4	$ 406.4	$ 418.7	$ 364.5	$ 371.3	$ 397.2	**$ 447.1**
Less: SG&A expense	$ 279.9	$ 289.0	$ 296.9	$ 275.9	$ 254.9	$ 264.1	$ 292.9	**$ 318.0**
Segment operating income	$ 55.7	$ 78.4	$ 109.5	$ 142.8	$ 109.6	$ 107.2	$ 104.3	**$ 129.1**
% of Net revenue	4.5%	5.9%	7.9%	10.2%	7.9%	8.7%	7.7%	**$ 8.3%**

3 EBITDA is a non-GAAP financial measure defined as gross profit less SG&A expense plus depreciation expense plus amortization expense. See reconciliation below (in millions U.S.)

	2004	2005	2006	2007	2008	2009	2010	2011
Gross profit	$ 335.6	$ 367.4	$ 406.4	$ 418.7	$ 364.5	$ 371.3	$ 399.0	**$ 447.1**
Less: SG&A expense	$ 279.9	$ 289.0	$ 296.9	$ 275.9	$ 254.9	$ 264.1	$ 292.1	**$ 318.0**
Plus: Depreciation expense	$ 49.8	$ 46.8	$ 37.7	$ 36.4	$ 34.3	$ 34.7	$ 30.4	**$ 31.0**
Plus: Amortization expense	$ 2.6	$ 2.8	$ 9.0	$ 14.0	$ 11.8	$ 12.0	$ 10.8	**$ 10.2**
EBITDA	$ 108.1	$ 128.0	$ 156.2	$ 193.2	$ 155.7	$ 153.9	$ 148.1	**$ 170.3**
% of Net revenue	8.8%	9.6%	11.3%	13.8%	11.2%	12.5%	10.9%	**10.9%**

4 Net income attributable to H.B. Fuller from continuing operations before cumulative effect of accounting change divided by weighted-average common shares outstanding - diluted.

5 Excludes the effects of goodwill and other non-cash impairment charges:

Net income attributable to H.B. Fuller per diluted share as reported	$ 0.36
Add back negative EPS impact from goodwill and other non-cash impairment charges	$ 1.05
Net income attributable to H.B. Fuller per diluted share as reported, excluding the effects of unusual items listed above	$ 1.41

6 Excludes the effects of the Roanoke litigation settlement and goodwill impairment charges:

Net income attributable to H.B. Fuller per diluted share as reported	$ 1.70
Less positive EPS impact from Roanoke litigation settlement	$ (0.24)
Add back negative EPS impact from goodwill impairment charges	$ 0.01
Net income attributable to H.B. Fuller per diluted share, excluding effects of unusual items listed above	$ 1.47

7 Excludes the effects of costs related to exiting the polysulfide product line in our EIMEA segment:

Net income attributable to H.B. Fuller per diluted share as reported	$ 1.43
Add back negative EPS impact from costs related to exiting the polysulfide product line in our EIMEA segment	$ 0.17
Net income attributable to H.B. Fuller per diluted share excluding the effects of unusual items listed above	$ 1.60

8 Excludes the effects of costs related to the Company's EIMEA transformation initiative and costs associated with the pending acquisition of the Industrial Adhesives business from the Forbo Group.

Net Income attributable to H.B. Fuller per diluted share as reported	$ 1.79
Add back negative EPS impact from costs related to the EIMEA transformation and Forbo acquisition	$ 0.11
Net Income attributable to H.B. Fuller per diluted share excluding the effects of special charges listed above	$ 1.90

9 Return on Invested Capital (ROIC) is defined as total return divided by total invested capital. See page 36 of the Form 10-K, included in this report, for a more detailed explanation and reconciliation to GAAP-based data.

Regulation G: The information presented in this report regarding segment operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), net income attributable to H.B. Fuller per diluted share excluding the effects of goodwill, special charges and other non-cash impairment charges, and ROIC, does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP information to assist in understanding the operating performance of the company and its operating segments and in understanding the comparability of results in light of the items identified in this report. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information is reconciled with reported GAAP results.

EXECUTING
LOCALLY

GROWING
GLOBALLY

EMPOWERING
EMPLOYEES

DELIVERING FOR
CUSTOMERS

DRIVING
INNOVATION

CORPORATE HEADQUARTERS

H.B. Fuller Company
P.O. Box 64683
1200 Willow Lake Boulevard
St. Paul, MN 55164-0683
www.hbfuller.com

REGIONAL HEADQUARTERS

H.B. Fuller (Shanghai) Consulting Ltd.
No. 1 Building
No. 899 ZuChong Zhi Road
Zhangjiang Hi-Tech Technology Park
Pudong, Shanghai 201 203
P.R. China

H.B. Fuller Europe GmbH
Stampfenbachstrasse 52
CH-8006 Zurich
Switzerland

Kativo Chemical Industries, S.A.
1 Km. Oeste Recope
Alto de Ochomogo
Cartago, Costa Rica

H.B. Fuller